NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE
2016 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF
SILVER STANDARD RESOURCES INC.
TO BE HELD ON
WEDNESDAY, MAY 18, 2016

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor or the proxy solicitor retained by Silver Standard Resources Inc., Laurel Hill Advisory Group, toll free at 1-877-452-7184 or outside North America at 416-304-0211 or by email at assistance@laurelhill.com. No securities regulatory authority in Canada has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities offered pursuant to such transactions or the adequacy of the information contained in this document and it is an offence to claim otherwise.

April 1, 2016

April 1, 2016
Dear Shareholders:
You are invited to attend the annual and special meeting of the holders (the “Silver Standard Shareholders” or “Shareholders”) of common shares (the “Silver Standard Shares” or “Shares”) of Silver Standard Resources Inc. (“Silver Standard” or the “Company”) to be held at 10:00 a.m. (Vancouver Time) on Wednesday, May 18, 2016 (the “Meeting”) at the Hyatt Regency Vancouver, 655 Burrard Street, English Bay Room, Perspectives Level (34th Floor), Vancouver, British Columbia.
The Meeting will address the below proposed arrangement (the “Arrangement”) in addition to the regular business of our annual meeting of Shareholders, including the election of directors and appointment of auditors.
On March 7, 2016, the Company entered into an arrangement agreement, as amended by an amending agreement dated March 30, 2016 (the “Arrangement Agreement”) with Claude Resources Inc. (“Claude Resources”), pursuant to which, and subject to the terms and conditions in the Arrangement Agreement, Silver Standard agreed to acquire all of the issued and outstanding shares of Claude Resources in accordance with a statutory plan of arrangement under the Canada Business Corporations Act. Pursuant to the terms of the Arrangement Agreement, Silver Standard will acquire 100% of the issued and outstanding common shares of Claude Resources (the “Claude Resources Shares”) for consideration of 0.185 of a Silver Standard Share (the “Exchange Ratio”) and C$0.001 cash for each Claude Resources Share. The Exchange Ratio represents the equivalent of C$1.65 per Claude Resources Share, based on the closing price of the Silver Standard Shares on the date the Arrangement was announced. The Exchange Ratio implies a premium of 25% based on both companies’ 20-day volume weighted average prices, and a premium of 30% to Claude Resources’ last closing price on the trading date prior to the announcement of the Arrangement.
Each outstanding option of Claude Resources will be exchanged for a fully vested Silver Standard option entitling the holder to a number of Silver Standard Shares, as adjusted on the basis of the Exchange Ratio, and subject to exercise thereof in accordance with the terms of the options, including payment of the exercise price, which will also be adjusted based on the Exchange Ratio.
The Arrangement will provide Silver Standard Shareholders with the following benefits, amongst others:

•	Immediate production and positive free cash flow from a high-margin underground mining operation;

•	An operating presence in Canada, providing further geopolitical diversification as well as opportunity for income tax and general and administrative synergies;

•	The addition of underground mining capabilities to our core operating strengths;

•	Strong Mineral Resources to Mineral Reserves conversion opportunity;

•	Discovery potential with a large, underexplored land package underpinned by active drill programs; and

•	Enhancement of corporate credit quality and further strengthening of our balance sheet, positioning Silver Standard for future transaction opportunities.
At the Meeting, in addition to the regular business of our annual meeting of Shareholders, you will be asked to consider and vote on an ordinary resolution authorizing and approving the issuance of such number of Silver Standard Shares as is necessary to allow Silver Standard to acquire 100% of the issued and outstanding Claude Resources Shares on the basis of 0.185 of a Silver Standard Share for each Claude Resources Share, including Silver Standard Shares issuable upon exercise of options granted in exchange for options of Claude Resources, all pursuant to the Arrangement (the “Share Issuance Resolution”).
The Arrangement is conditional upon the approval of the Share Issuance Resolution by at least a majority of the votes cast by Silver Standard Shareholders at the Meeting and approval of the Arrangement by a resolution passed by at least 66 2/3% of the votes cast by holders of Claude Resources Shares (the “Claude Resources Shareholders”) at the meeting of Claude Resources Shareholders (the “Arrangement Resolution”). In addition to shareholder approvals, completion of the Arrangement is subject to certain customary conditions, including the approval of the British Columbia Supreme Court. Assuming that all of the conditions to the Arrangement are satisfied, Silver Standard expects the Arrangement to become effective on or about May 31, 2016.
The Board has approved the Arrangement after taking into consideration, among other things, an opinion from its financial advisor, Macquarie Capital Markets Canada Ltd. (“Macquarie”), that the Consideration to be delivered by Silver Standard pursuant to the Arrangement is fair, from a financial point of view, to the Silver Standard Shareholders.
THE SILVER STANDARD BOARD UNANIMOUSLY SUPPORTS THE ARRANGEMENT AND RECOMMENDS THAT SILVER STANDARD SHAREHOLDERS VOTE FOR THE SHARE ISSUANCE RESOLUTION.
All of Silver Standard’s directors and senior officers, representing approximately 0.14% of the outstanding Silver Standard Shares, have entered into voting agreements with Claude Resources pursuant to which they have agreed to vote their Silver Standard Shares in favour of the Share Issuance Resolution. The directors and senior officers of Claude Resources, representing approximately 0.85% of the outstanding Claude Resources Shares, have entered into voting agreements pursuant to which they have agreed to vote in favour of the Arrangement Resolution.
The accompanying notice of meeting (the “Notice of Meeting”) and management information circular (the “Circular”) contain a detailed description of the Arrangement, including the Arrangement Agreement between Silver Standard and Claude Resources governing the terms of the Arrangement, and sets forth the actions to be taken by you at the Meeting. You should carefully consider all of the information in the Notice of Meeting and the Circular, including the information incorporated by reference into the Circular and consult your financial, legal or other professional advisors if you require assistance.

Your vote is important regardless of how many Silver Standard Shares you own. To ensure that your Silver Standard Shares will be represented at the Meeting, whether or not you are personally able to attend, registered holders of Silver Standard Shares are asked to return the enclosed form of proxy, properly completed and signed, prior to May 16, 2016 at 10:00 a.m. (Vancouver Time) (or a day, other than a Saturday, Sunday or holiday which is at least two business days prior to any adjournment(s) or postponement(s) of the Meeting). If you are a beneficial holder of Silver Standard Shares and have received these materials through your broker or intermediary, please complete and return the form of proxy, voting instruction form or other authorization provided to you by your broker or through another intermediary in accordance with the instructions provided.
If you have any questions or require more information with regard to voting your Silver Standard Shares, please contact Laurel Hill Advisory Group, the Company’s proxy solicitation agent, toll free at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com. You may also call our Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.
On behalf of Silver Standard, I would like to thank you for your continued support as we proceed with this important transaction.

Sincerely,
“Peter W. Tomsett”
Peter W. Tomsett
Chairman of the Board of Directors
April 1, 2016

FREQUENTLY ASKED QUESTIONS ABOUT THE ARRANGEMENT AND THE SILVER STANDARD MEETING
The following are some questions that you, as a Shareholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular. You are urged to read this Circular in its entirety before making decisions related to your Silver Standard Shares. All capitalized terms used herein have the meanings ascribed to them in Schedule A of the Circular.
Q: What am I voting on?
A: You are being asked to consider and, if deemed advisable, to vote FOR each of the following resolutions:

1.	A resolution to set the number of directors at seven;

2.	A resolution to elect directors for the ensuing year;

3.	A resolution to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

4.	A resolution to accept the Company’s approach to executive compensation; and

5.
The Share Issuance Resolution, which is an ordinary resolution authorizing and approving Silver Standard to issue such number of Silver Standard Shares as is necessary to allow Silver Standard to acquire 100% of the issued and outstanding Claude Resources Shares on the basis of 0.185 of a Silver Standard Share for each Claude Resources Share, including Silver Standard Shares issuable upon exercise of options granted in exchange for options of Claude Resources. In addition, as part of the consideration, a cash payment will be made of C$0.001, for each Claude Resources Share.

See “Special Business to be Considered at the Meeting” in this Circular.
Q: Why Should I Vote FOR the Share Issuance Resolution?
A: The Arrangement is expected to provide a number of benefits to Shareholders, including:

•	Immediate production and positive free cash flow from a high-margin underground mining operation;

•	An operating presence in Canada, providing further geopolitical diversification as well as opportunity for income tax and general and administrative synergies;

•	The addition of underground mining capabilities to our core operating strengths;

•	Strong Mineral Resources to Mineral Reserves conversion opportunity;

•	Discovery potential with a large, underexplored land package underpinned by active drill programs; and

•	Enhancement of corporate credit quality and further strengthening of our balance sheet, positioning Silver Standard for future transaction opportunities.
See “The Arrangement – Reasons and Benefits of the Arrangement” in this Circular.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.
i

Q: What is the Recommendation of the Board on the Share Issuance Resolution?
A: The Board has unanimously approved the Arrangement Agreement and the terms of the Arrangement and unanimously recommends that the Shareholders vote FOR the Share Issuance Resolution at the Meeting.
In recommending that the Shareholders vote FOR the Share Issuance Resolution, the Board considered, among other things, the expected benefits of the Arrangement, the fairness opinion provided by Silver Standard’s financial advisor, Macquarie, and current industry, economic and market conditions. The Board has determined that the Consideration is fair from a financial point of view to Shareholders and that the Arrangement is in the best interests of Silver Standard.
See “The Arrangement – Recommendation of the Board” in this Circular.
Q: When and where is the Meeting?
A: The Meeting will take place on May 18, 2016 at 10:00 a.m. (Vancouver time) at the Hyatt Regency Vancouver, 655 Burrard Street, English Bay Room, Perspectives Level (34th Floor), Vancouver, British Columbia.
Q: Who can attend and vote at the Meeting and what is the quorum for the Meeting?
A: Only Shareholders of record as of the close of business on March 28, 2016, the record date for the Meeting (the “Record Date”), are entitled to receive notice of and to attend, and vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting. The presence, in person or by proxy, of two Shareholders entitled to vote at the Meeting, holding in the aggregate not less than 33⅓% of the issued and outstanding Silver Standard Shares, will constitute a quorum for the Meeting.
Q: How many Silver Standard Shares are entitled to vote?
A: At the close of business on the Record Date there were 80,826,484 Silver Standard Shares outstanding, all of which are entitled to be voted at the Meeting.
Q: What vote is required at the Meeting to approve the items of business?
A: All of the resolutions require the approval of a majority of the votes cast at the Meeting.
Q: How do I vote?
A: Registered Shareholders can vote in the following ways:
Mail: To Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1; or
Telephone: Call the toll-free number indicated on the proxy form (1-866-732-VOTE (8683)) and follow the prompts using the control number located on the proxy form; or
Online: Go to the website indicated on the proxy form (www.investorvote.com) and follow the instructions on the screen using the control number located on your proxy form; or

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Fax: Fax your proxy to Computershare at 1-866-249-7775 (toll free within Canada and the U.S.) or 416-263-9524 (international); or
In Person: Present yourself to a representative of Computershare at the Meeting.
Beneficial Shareholders typically receive a voting instruction form (“VIF”); or, less frequently, a proxy. In order to vote, it is important that you comply strictly with the instructions that have been given to you on your VIF or proxy.
Q: What if I return my Proxy but do not mark it to show how I wish to vote?
A: If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your Silver Standard Shares will be voted FOR each of the proposed resolutions in accordance with the recommendations of the Board.
Q: When is the cut-off time for delivery of Proxies?
A: Proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. In this case, assuming no adjournment, the proxy cut-off time is 10:00 a.m. (Vancouver time) on May 16, 2016. The Chairman of the Meeting may waive the proxy cut-off time at his discretion without notice.
Q: Can I change my vote?
A: A registered Shareholder who has submitted a proxy may revoke it by: (a) delivering a written notice signed by the registered Shareholder or by an attorney authorized in writing or, if the registered Shareholder is a corporation, by a duly authorized officer or attorney, (i) at the registered office of Silver Standard to the Corporate Secretary, Silver Standard Resources Inc., Suite 800 – 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1G4, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or (ii) to the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting; (b) completing and signing a proxy bearing a later date and depositing it with Computershare not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting; or (c) in any other manner permitted by law.
Beneficial Shareholders who have submitted a VIF or proxy should contact their Intermediaries and their service companies regarding how to change their vote.
Q: Do any directors or executive officers of Silver Standard have any interests in the Arrangement that are different from, or in addition to, those of the Shareholders?
A: To the best of our knowledge, the directors and executive officers of Silver Standard do not have interests in the Arrangement that are different than the interests of Shareholders generally.
Q: What other conditions must be satisfied to complete the Arrangement?
A: In addition to the approval of the Share Issuance Resolution by the Shareholders, the Arrangement is also conditional upon, among other things, the approval of the Arrangement Resolution by the Claude Resources Shareholders, Court approval of the Arrangement, the performance by each of Claude Resources and Silver Standard of all obligations under the Arrangement Agreement and the receipt of all applicable approvals, including approval of the Toronto Stock Exchange (the “TSX”), all in accordance with the terms of the Arrangement Agreement.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

The listing on the TSX and Nasdaq of the Silver Standard Shares to be issued pursuant to the Arrangement is subject to the approval of the TSX and Nasdaq. Since the Arrangement will result in the issuance of greater than 25% of the currently outstanding Silver Standard Shares, the rules of the TSX and Nasdaq each require that Silver Standard obtain approval for the issuance of the Silver Standard Shares pursuant to the Arrangement from the holders of a majority of the Silver Standard Shares present in person or represented by proxy at a duly constituted Shareholders’ meeting. The TSX conditionally approved the listing of the Silver Standard Shares issuable pursuant to the Arrangement on April 4, 2016, subject to Shareholder approval. An additional listing notification will be filed with Nasdaq prior to the closing of the Arrangement.
Q: How will I know when the Arrangement will be completed?
A: The Effective Date will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement. On the Effective Date, Silver Standard will publicly announce that the conditions are satisfied or waived and that the Arrangement has been implemented.
Q: Are there risks I should consider in deciding whether to vote for the Arrangement?
A: Yes. Shareholders should carefully consider the risk factors relating to the Arrangement and following the completion of the Arrangement. Some of these risks include, but are not limited to the following: (i) the Arrangement may be terminated in certain circumstances, including in the event of a Material Adverse Effect; (ii) there can be no certainty that all conditions precedent to the Arrangement Agreement will be satisfied; (iii) the Arrangement may not be completed; (iv) there are uncertainties associated with integrating operations and realizing the anticipated benefits of the Arrangement; (v) Claude Shareholders will receive a fixed number of Silver Standard Shares based on the Exchange Ratio and due to share price movement since the date the Exchange Ratio was agreed to, the Silver Standard Shares issued on the closing of the Arrangement may have a market value different than at the time the Arrangement Agreement was entered into and the time of the Meeting; (vi) the issuance of the Share Consideration and resulting “market overhang” could adversely affect the market price of the Silver Standard Shares; (vii) Silver Standard will incur costs even if the Arrangement is not completed and may have to pay a Termination Fee and/or Expense Reimbursement; (viii) there may be potential undisclosed liabilities associated with the Arrangement; and (viiii) the unaudited pro forma financial statements of the Combined Company may not be an indication of Silver Standard’s financial condition or results of operations following the Arrangement. If the Arrangement is completed, the Combined Company will be subject to a number of risks which are described in Schedule D to this Circular.
See “The Arrangement – Risk Factors”.
Q: Am I entitled to Dissent Rights?
A: Holders of Silver Standard Shares do not have any Dissent Rights in connection with any of the resolutions to be considered at the Meeting.
Q: Who can I contact if I have questions regarding voting my Silver Standard Shares?
A: Silver Standard has retained the services of Laurel Hill Advisory Group (“Laurel Hill”) to solicit proxies and assist Shareholders with voting procedures. If you have any questions regarding the information described in this Circular or require assistance with voting your shares, please contract Laurel Hill at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

NOTICE OF 2016 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
When
Wednesday, May 18, 2016, at 10:00 a.m. (Vancouver time)
Where
Hyatt Regency Vancouver
655 Burrard Street
English Bay Room, Perspectives Level (34th Floor)
Vancouver, British Columbia, V6C 2R7
What
We will cover the following items of business:

1.	Receive the audited financial statements of the Company for the year ended December 31, 2015 and the auditor’s report thereon;

2.	Set the number of directors at seven;

3.	Elect directors for the ensuing year;

4.	Appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

5.	Vote, on a non-binding advisory basis, on a resolution to accept the Company’s approach to executive compensation;

6.
The approval of an ordinary resolution, the full text of which is attached as Schedule “E” to the accompanying management information circular (the “Circular”), approving the issuance of common shares of Silver Standard, in connection with a court-approved plan of arrangement of Claude Resources Inc. (“Claude Resources”) under the Canada Business Corporations Act, pursuant to which Silver Standard will acquire all of the issued and outstanding shares of Claude Resources, in accordance with the arrangement agreement dated March 7, 2016, as amended by an amending agreement dated March 30, 2016, copies of which are available on SEDAR at www.sedar.com, all as more particularly set forth in the Circular; and

7.	Approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.
v

Board’s Recommendations
The Board unanimously recommends that Shareholders vote FOR each of the foregoing resolutions at the Meeting.
Receiving documents
Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, management information circular, the proxy form/voting instruction form (collectively, the “Meeting Materials”), our financial statements and our management’s discussion and analysis for the year ended December 31, 2015 (collectively, the “Financial Information”) to Shareholders using the notice-and-access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and under National Instrument 51-102 – Continuous Disclosure Obligations.
On or about April 7, 2016 we will mail to Shareholders of record as of the close of business on March 28, 2016 a Notice (the “N&A card”) containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.
If you received the N&A card by mail, you will not receive a printed copy of the Meeting Materials or our Financial Information in the mail. Instead, the N&A card instructs you how to access and review all of the important information contained in those documents. The N&A card also instructs you on how you may submit your proxy over the Internet or by telephone. If you received the N&A card by mail and would like to receive a printed copy of the Meeting Materials or our Financial Information, you should follow the instructions for requesting such materials included in the N&A card.
Copies of the Meeting Materials and our Financial Information are also available on the Internet at www.sedar.com and at www.sec.gov/edgar.shtml and on our website at http://ir.silverstandard.com/agm.cfm. You may request a paper copy of the Meeting Materials and Financial Information by contacting the Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.
Registered and Beneficial Shareholders
The N&A card and the proxy form/voting instruction form are being sent to both registered and beneficial Shareholders of Silver Standard.
As a Shareholder, you may request printed copies of our annual and interim financial statements and management’s discussion and analysis by completing the enclosed card to send us your instructions.
Additional Information
Additional information relating to the Company is available on the SEDAR website at www.sedar.com.
You can find financial information relating to the Company in our Financial Information and Annual Information Form (or Form 40-F) for the most recently completed financial year. These documents are available on our website (www.silverstandard.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov/edgar.shtml). You can also request copies of these documents by contacting the Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

DATED at Vancouver, British Columbia, this 1st day of April, 2016.
BY ORDER OF THE BOARD
(signed) “Peter W. Tomsett”
Peter W. Tomsett
Chairman of the Board of Silver
Standard Resources Inc.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

NOTICE TO UNITED STATES SHAREHOLDERS
THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, such solicitation is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian corporate and securities laws and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders of Silver Standard in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and proxy statements under the U.S. Exchange Act.
Information concerning the properties and operations of Silver Standard and Claude Resources has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates included or incorporated by reference in this Circular have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and Mineral Reserve and Mineral Resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.
The historical financial information for Silver Standard and the pro forma financial information included or incorporated by reference in this Circular are presented in United States dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which differ from United States generally accepted accounting principles in certain material respects.
Enforcement by Shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that Silver Standard is organized under the laws of a jurisdiction other than the United States, that its officers and directors are residents of countries other than the United States, that some of the experts named in this Circular are residents of Canada and that some of the assets of Silver Standard and such persons are located outside of the United States. As a result, U.S. Shareholders may be unable to effect service of process upon such persons within the United States and may be unable to enforce court judgments against such persons predicated upon civil liability provisions of the U.S. securities laws. It is uncertain whether Canadian courts or courts of other jurisdictions would enforce judgments of U.S. courts obtained against Silver Standard or its directors, officers or experts predicated upon the civil liability provisions of U.S. securities laws or impose liability in original actions against such companies or their respective directors, officers or experts predicated upon U.S. securities laws.
No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Silver Standard.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
This Circular and the documents incorporated by reference herein contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward‐looking statements or information relate to, among other things: anticipated benefits of the Arrangement to Silver Standard, Claude Resources and their respective shareholders; the timing and receipt of required shareholder, court, stock exchange and regulatory approvals for the Arrangement; the ability of Silver Standard and Claude Resources to satisfy the other conditions to, and to complete, the Arrangement; the closing of the Arrangement; termination and change of control payments that will become payable as a result of the Arrangement; future production of gold, silver and other metals; future costs of inventory, and cash costs and total costs per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of the Combined

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Company’s projects; the sufficiency of the Combined Company’s working capital, anticipated operating cash flow or the Combined Company’s ability to raise necessary funds; estimated production rates for gold, silver and other metals; timing of production and the cash costs and total costs of production at the Pirquitas mine, the Marigold mine and the Seabee Gold Operation; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Combined Company’s mining projects, including future sales of metals, concentrate or other products; and the Combined Company’s plans and expectations for its properties and operations.
In respect of the forward‐looking statements and information concerning the anticipated completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement, the parties have provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner, the necessary shareholder, court, stock exchange and regulatory approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement. These dates may change for a number of reasons, including inability to secure necessary shareholder, court, stock exchange, creditor and regulatory approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement.
In respect of the forward‐looking statements and information concerning the anticipated benefits of the proposed Arrangement and the future prospects of the Combined Company, these forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: the synergies expected from the Arrangement not being realized; business integration risks; uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine, the Seabee Gold Operation and the parties’ other projects; the Combined Company’s ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar and the Canadian dollar against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing Silver Standard’s interest in Pretium Resources Inc. (“Pretium”) and its other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the value added tax collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits obtained; ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond the parties’ control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment of Silver Standard by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers;

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compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to mineral properties and the ability to obtain surface rights; insurance coverage; civil disobedience in the countries where the parties’ mineral properties are located; operational safety and security risks; actions required to be taken under human rights law; ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from certain directors’ and officers’ involvement with other natural resource companies; information systems security risks; and those other various risks and uncertainties identified in this Circular under the heading “Risk Factors” and in Schedules B and C to this Circular.
You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
CAUTIONARY NOTE REGARDING NON-GAAP MEASURES
This Circular and the documents incorporated by reference herein include certain terms or performance measures commonly used in the mining industry that are not defined under IFRS, including cash costs per payable ounce sold, gold equivalent cash costs per payable equivalent gold ounce sold, all-in sustaining costs per payable ounce sold, realized metal prices and adjusted net income and earnings before interest, taxes, depreciation and amortization. These non-GAAP measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. We believe that, in addition to conventional measures prepared in accordance with IFRS as issued by IASB, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS as issued by IASB. These non-GAAP measures should be read in conjunction with our consolidated financial statements. For additional information regarding certain of these non-GAAP measures, see Silver Standard’s management’s discussion and analysis for the year ended December 31, 2015, a copy of which is available on Silver Standard’s profile on SEDAR.
CAUTIONARY NOTE REGARDING ADDITIONAL GAAP MEASURES
This Circular and the documents incorporated by reference herein include certain additional GAAP measures. Additional GAAP measures are line items, headings or subtotals that are relevant to an understanding of the financial statements but are not mandated by IFRS as issued by IASB. These additional GAAP measures include income from mine operations, gross margin from mine operations and operating loss. These additional GAAP measures should be read in conjunction with our consolidated financial statements. For additional information regarding these additional GAAP measures, see Silver Standard’s management’s discussion and analysis for the year ended December 31, 2015, a copy of which is available on Silver Standard’s profile on SEDAR.

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INFORMATION CONTAINED IN THIS CIRCULAR
The information contained in this Circular is given as at April 1, 2016, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.
All capitalized terms used herein have the meaning ascribed to them in the Schedule A of this Circular. All amounts stated in this Circular are in United States dollars, unless otherwise indicated. References to “C$” mean Canadian dollars. Silver Standard’s consolidated financial statements included herein and incorporated by reference are reported in U.S. dollars and are prepared in accordance with IFRS as issued by IASB. Claude Resources’ consolidated financial statements included herein and incorporated by reference are reported in Canadian dollars and have been prepared in accordance with IFRS.
The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of such period, based upon the noon exchange rate provided by the Bank of Canada:

	Years Ended December 31
	2015	2014	2013
High	1.3990	1.1643	1.0697
Low	1.1728	1.0614	0.9839
Rate at end of period	1.3840	1.1601	1.0636
Average rate for period	1.2787	1.1045	1.0299

On April 1, 2016, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon exchange rate provided by the Bank of Canada was C$1.3047.
No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Silver Standard or Claude Resources. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer of proxy solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein shall, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.
Information contained in this Circular should not be construed as legal, tax or financial advice and Shareholders are urged to consult their own professional advisors in connection therewith. The Arrangement has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Arrangement or upon the accuracy or adequacy of the information contained in this Circular and any representation to the contrary is unlawful.

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The description in this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are solely summaries of the terms of those documents. Shareholders should refer to the full text of the Arrangement Agreement (including the Plan of Arrangement) which has been filed under Silver Standard’s profile on SEDAR at www.sedar.com.
INFORMATION RELATING TO CLAUDE RESOURCES
Certain information in this Circular pertaining to Claude Resources, including but not limited to, information pertaining to Claude Resources in Schedule C and Schedule D and in the unaudited pro forma combined financial statements attached as Schedule G to this Circular, has been furnished by Claude Resources, or is derived from Claude Resources’ publicly available documents or records of Claude Resources on file with Canadian Securities Authorities and other public sources at the time of this Circular. In the Arrangement Agreement, Claude Resources provided a covenant to Silver Standard that it would ensure that all information provided by it for the preparation of the Circular would constitute full, true and plain disclosure of all material facts concerning Claude Resources and would not contain any misrepresentations. Although Silver Standard does not have any knowledge that would indicate that such information is untrue or incomplete, neither Silver Standard nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Claude Resources financial statements, or for the failure by Claude Resources to disclose events or information that may affect the completeness or accuracy of such information.

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2016 MANAGEMENT INFORMATION CIRCULAR
This management information circular (the “Circular”) has been prepared to provide information to Shareholders of Silver Standard Resources Inc. (“Silver Standard” or the “Company”) as of the close of business on March 28, 2016, the “Record Date” for the 2016 annual and special meeting of Shareholders to be held on Wednesday, May 18, 2016 (the “Meeting”).
In addition to the regular business of our Annual Meeting of Shareholders, including the election of directors and appointment of auditors, the Meeting will address the proposed arrangement (the “Arrangement”) pursuant to which Silver Standard will acquire 100% of the issued and outstanding common shares of Claude Resources Inc. (“Claude Resources”) for consideration of 0.185 of a Silver Standard Share, as defined below, (the “Exchange Ratio”) and C$0.001 cash for each common share of Claude Resources (“Claude Resources Shares”).

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SUMMARY OF THE ARRANGEMENT
The following is a summary of information contained elsewhere in this Circular. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Circular. Shareholders are encouraged to read this Circular carefully and in its entirety. In this Circular, dollar amounts are expressed in United States dollars unless otherwise stated. Capitalized words and terms in this summary have the same meanings as set forth in Schedule A and elsewhere in this Circular.
The Companies
Silver Standard
Silver Standard is a Canadian-based precious metals producer with two wholly-owned and operated mines, the Marigold gold mine in Nevada, U.S. and the Pirquitas silver mine in Jujuy Province, Argentina. We are committed to delivering safe production through relentless emphasis on operational excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.
The Silver Standard Shares are listed on the TSX under the symbol “SSO” and on Nasdaq under the symbol “SSRI”.
Additional information with respect to the business and affairs of Silver Standard is set forth in Schedule B to this Circular. Silver Standard’s head office is located at Suite 800 – 1055 Dunsmuir St., Vancouver, British Columbia, V7X 1G4.
Claude Resources
Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Claude Resources operates the Seabee Gold Operation in northern Saskatchewan.
The Claude Resources Shares are listed on the TSX under the symbol “CRJ” and the OTCQB marketplace in the U.S. under the symbol “CLGRF”.
Additional information with respect to the business and affairs of Claude Resources is set forth in Schedule C to this Circular. Claude Resources’ head office is located at 200 - 219 Robin Crescent, Saskatoon, Saskatchewan S7L 6M8.
The Combined Company
Following the completion of the Arrangement, it is expected that Silver Standard will carry on the existing businesses of both Silver Standard and Claude Resources (the “Combined Company”). Upon satisfaction of all conditions precedent to the completion of the Arrangement, Claude Resources will file Articles of Arrangement giving effect to the Arrangement.
Under the Arrangement, assuming Claude Resources settles its obligations under Claude Resources’ employee share purchase plan (the “Claude Resources ESPP”) by issuing Claude Resources Shares and assuming no additional Claude Resources Shares or Claude Resources Options are issued Silver Standard will issue up to 36,769,218 Silver Standard Shares, to former Claude Resources Shareholders and will reserve approximately 1,499,552 Silver Standard Shares for issuance pursuant to the Silver Standard Replacement Options. Therefore, a total of 38,268,770 Silver Standard Shares

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may be issued pursuant to the Arrangement, representing approximately 47.4% of the issued and outstanding Silver Standard Shares as of the close of business on the Record Date.
Following the Arrangement, Silver Standard will have approximately 117,595,702 Silver Standard Shares issued and outstanding on an undiluted basis, with approximately 36,769,218 Silver Standard Shares held by former Claude Resources Shareholders and 80,826,484 Silver Standard Shares held by current Shareholders, which represents ownership of Silver Standard of approximately 31% by former Claude Resources Shareholders and approximately 69% by current Shareholders, on an undiluted basis.
Additional information with respect to the business of the Combined Company is set forth in Schedule D to this Circular.
Special Matters to be Considered
In addition to the regular business of our Annual General Meeting of Shareholders, at the Meeting, Shareholders will be asked to consider and vote upon an ordinary resolution approving the issuance of such number of Silver Standard Shares as may be required in order for Silver Standard to acquire 100% of the issued and outstanding Claude Resources Shares pursuant to the Arrangement (the “Share Issuance Resolution”).
Board Recommendation
The Board has unanimously determined that the consideration, which is comprised of (i) 0.185 of a Silver Standard Share (the “Share Consideration”) and (ii) a cash payment of C$0.001, for each Claude Resources Share issued and outstanding immediately prior to the Effective Date (the “Consideration”), is fair from a financial point of view to Shareholders and that the Arrangement is in the best interests of Silver Standard. The Board recommends that Shareholders vote FOR the Share Issuance Resolution. See “The Arrangement – Recommendation of the Board”.
Votes Required for Share Issuance Resolution
The Share Issuance Resolution requires the affirmative vote of a majority of the votes cast by Shareholders who vote in respect thereof, in person or by proxy, at the Meeting.
The Arrangement
The Arrangement will be carried out pursuant to the Arrangement Agreement, including the Plan of Arrangement. The principal features of the transactions contemplated by the Plan of Arrangement are summarized as set forth below (and are qualified in their entirety by reference to the full text of the Plan of Arrangement and the Arrangement Agreement).
Steps to the Arrangement

1.
Claude Resources will file Articles of Arrangement giving effect to the Plan of Arrangement, and at the Effective Time the following shall occur in the following order without any further act or formality:

(a)	the Claude Shareholder Rights Plan shall be terminated (and all the rights issued under it shall expire);

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(b)
each Claude Resources Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof to Silver Standard and Silver Standard shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 of the Plan of Arrangement and the name of such Dissenting Shareholder shall be removed from the central securities register as a holder of Claude Resources Shares;

(c)
each outstanding Claude Resources Share (other than Claude Resources Shares held by Silver Standard or any subsidiary thereof or a Dissenting Shareholder) shall be deemed to be transferred to Silver Standard and, in consideration therefor, Silver Standard shall issue the Consideration for each Claude Resources Share;

(d)
each Claude Resources Option outstanding immediately prior to the Effective Time shall be exchanged for a fully vested Silver Standard Replacement Option to acquire from Silver Standard the number of Silver Standard Shares at a price per option both adjusted based on the Exchange Ratio; and

(e)	Claude will file an election with the Canada Revenue Agency to cease to be a public corporation for the purposes of the Tax Act.

2.	With effect as of the Effective Time, one (1) nominee of Claude Resources will be appointed as a director of Silver Standard.

3.
With effect as of the Effective Time, the directors and executive officers of Claude Resources shall resign and nominees of Silver Standard shall be appointed as the directors and officers of Claude Resources.

Background to the Arrangement
The provisions of the Arrangement Agreement are the result of arm’s length negotiations among representatives of Silver Standard, Claude Resources and their respective legal and financial advisors. Details of the background to the Arrangement are set out under the heading “The Arrangement – Background to the Arrangement”.
Reasons and Benefits of the Arrangement
In recommending that the Shareholders vote in favour of the Share Issuance Resolution, the Board considered, among other things, the expected benefits of, reasons for, and risk factors of the Arrangement. The directors of Silver Standard believe that the Arrangement has the following benefits for the Shareholders:

(a)
Immediate production and positive free cash flow from a high-margin underground mining operation – In 2015 Claude Resources produced 75,748 ounces of gold which would have increased Silver Standard’s 2015 gold equivalent production by 22% to 424,843 gold equivalent ounces[1]. Earnings before interest, taxes, depreciation and amortization (“EBITDA”)[2] was C$48.9 million in 2015 representing a 45.4% EBITDA margin[3] as compared to EBITDA of C$29.3 million in 2014 for a 33.5% EBITDA margin. Claude Resources generated C$51.5 million of cash from operations in 2015 which was a significant improvement from the C$26.9 million generated in 2014 driven by higher grade ore (8.8g/t head grade) and an increase in tonnes milled. In 2016, based on the mid-point of each company’s respective announced guidance, the Combined Company is expected to produce approximately 390,000 gold equivalent

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ounces at cash costs per payable gold equivalent ounce sold of approximately US$735. This represents a 21% increase in production of gold equivalent ounces and a 5% decrease in cash costs per payable gold equivalent ounces sold in 2016 compared to Silver Standard’s mid-point guidance for the year.

(b)
Claude Resources brings an operating presence in Canada, providing further geopolitical diversification as well as opportunity for income tax and general and administrative synergies – Claude Resources’ Seabee Gold Operation is located in Saskatchewan, Canada. Saskatchewan was ranked 2nd for overall investment attractiveness by The Fraser Institute in its 2015 survey of mining and exploration companies[4]. Claude Resources offers Silver Standard shareholders an attractive operating environment, leverage to the Canadian dollar and increases Silver Standard’s portfolio of producing assets in the Americas. Furthermore, the combination of the two companies will enable reductions to general and administrative and public company expenses, estimated to be between C$3.5 million and C$4.5 million per year. The Combined Company will be able to utilize Silver Standard’s Canadian office and financing expenses against income generated from Claude Resources’ Canadian mining assets to lower pro-forma cash taxes.

(c)
The addition of underground mining capabilities to our core operating strengths – The Seabee Gold Operation consists of the Santoy and Seabee underground mines, which have been in commercial production since 2011 and 1991, respectively. Ore from these mines is processed at the Seabee Gold Operation’s central milling facility. By successfully integrating Claude Resources’ underground mining skills and culture within our operating base and culture, Silver Standard will expand its capabilities to pursue both underground and open pit mine operating and development opportunities.

(d)
Strong Mineral Resources to Mineral Reserves conversion opportunity – Based on Claude Resources’ December 31, 2015 Mineral Resources, the Seabee Gold Operation has Inferred Mineral Resources of 1,012,900 ounces, in addition to 239,300 ounces of Mineral Reserves. The Seabee Gold Operation provides significant opportunity to convert Mineral Resources to Mineral Reserves through further drilling and underground development as demonstrated from past Mineral Resources and Mineral Reserve conversions.

(e)
Discovery potential with a large, underexplored land package underpinned by active drill programs – The Seabee Gold Operation is located within a 100%-owned land package of over 19,000 hectares. Between 2013 and 2015, Claude Resources spent only C$2.8 million on surface exploration. The Combined Company will finance a more extensive exploration program and we believe there is potential for gold mineralization discovery. Such a discovery may result in expanded gold Mineral Resources and a longer mine life.

(f)
Enhancement of corporate credit quality and further strengthening our balance sheet, positioning Silver Standard for future transaction opportunities – Completion of this transaction will add C$21 million to Silver Standard’ net cash position, comprised of C$40 million of cash and bullion and C$19 million of total debt, as of December 31, 2015. The acquisition of Claude Resources will improve our cash and working capital position, while the addition of another operating mine, and corresponding diversification of operating risk, will boost our financial strength and position the Company for future transaction opportunities.

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[1] Consolidated gold equivalent ounces produced were computed using a gold to silver ratio of 75:1.
2 EBITDA is a non-GAAP measure. The Company defines EBITDA as profits before taxes, adding back depreciation and depletion, and interest expense on loans and borrowings. See “Cautionary Note Regarding Non-GAAP Measures”.

3 EBITDA margin represents EBITDA as a percentage of revenue.
[4] See https://www.fraserinstitute.org/sites/default/files/survey-of-mining-companies-2015.pdf
In the course of its evaluation of the Arrangement, the Board consulted with Silver Standard’s senior management, legal counsel and Macquarie, considered current industry, economic and market conditions and trends, reviewed a significant amount of information and considered a number of factors, including but not limited to the following:

(a)	Claude Resources Information. The Board considered the information provided by Claude Resources with respect to its assets, properties and financial condition.

(b)
Advice from the Financial Advisor. The Board considered the financial presentation of Silver Standard’s financial advisor, Macquarie, as well as the verbal opinion delivered to the Board on March 6, 2016 and the subsequent written Fairness Opinion dated March 7, 2016, that, as of such date, based on its analyses and subject to the assumptions, qualifications and limitations set out in the Fairness Opinion, the Consideration to be delivered by Silver Standard pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

(c)	Size and Market Liquidity. The Board considered the anticipated size, market liquidity and cash position of the Combined Company following the Arrangement.

(d)	Share Value. The Board considered the anticipated value of the outstanding Silver Standard Shares on a fully diluted basis.

(e)
Strategic Opportunity. The Board evaluated with management and its financial advisors the business and strategic opportunities available to increase Shareholder value. The Board determined that the Arrangement was consistent with the Company’s strategy of acquiring quality precious metals properties at fair valuations and was in the best interests of Silver Standard.

(f)
Voting Agreements. The Silver Standard Supporting Shareholders and the Claude Resources Supporting Shareholders, who in total hold approximately 0.14% and 0.85% of the Silver Standard Shares and Claude Resources Shares, respectively, have entered into the Silver Standard Voting Agreements and Claude Resources Voting Agreements, as the case may be, pursuant to which they have agreed, among other things, to vote in favour of the resolutions relating to the Arrangement.

(g)	Required Shareholder Approval. The Board considered that the Share Issuance Resolution must be approved by at least a majority of the votes cast at the Meeting, providing protection for Shareholders.

(h)	Approvals. The Board considered that the Arrangement requires Court approval and may be subject to approval under the Competition Act.
In the course of its deliberations, the Board also identified and considered a variety of risks and potentially negative factors in connection with the Arrangement, including, but not limited to the following:

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(a)
Termination of the Arrangement Agreement. Each of Silver Standard and Claude Resources has the right to terminate the Arrangement Agreement in certain circumstances, including in the event of a change having a Material Adverse Effect.

(b)
Satisfaction or Waiver of Conditions Precedent. The completion of the Arrangement is subject to several conditions, including shareholder, court and regulatory approvals, and there is no certainty that all conditions will be satisfied or waived.

(c)
Failure to Complete the Arrangement. If the Arrangement is not completed, a considerable amount of costs, time and effort of Silver Standard and its management team will have been diverted away from other aspects of Silver Standard’s business activities and other potentially accretive transactions.

(d)
Integration and Realization of Anticipated Benefits. The Combined Company may fail to realize the growth opportunities and synergies currently anticipated due to challenges associated with integrating the operations and personnel of Silver Standard and Claude Resources.

(e)
Fixed Exchange Ratio. The Exchange Ratio is fixed and, as a result, the Silver Standard Shares issued on closing of the Arrangement may have a market value different than at the time of approval of the Arrangement.

(f)
Issuance of the Share Consideration. The Arrangement will result in a significant number of Silver Standard Shares to be issued which may adversely affect the market price of the Silver Standard Shares.

(g)
Termination Payments and Fees. The Arrangement Agreement may be terminated by Silver Standard or Claude Resources in certain circumstances, in which case a Termination Fee and/or Expense Reimbursement may be payable.

(h)	Undisclosed Liabilities. There may be undisclosed liabilities that Silver Standard failed to discover or was unable to quantify in its due diligence.
The foregoing summary of the information and factors considered by the Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching their conclusions and recommendations. The recommendations of the Board were made after consideration of all of the above-noted factors and in light of their collective knowledge of the business, financial condition and prospects of Claude Resources, and were also based upon the advice of financial advisors and legal advisors to the Board. In addition, individual members of the Board may have assigned different weights to different factors.
See “The Arrangement – Reasons and Benefits of the Arrangement and – Risk Factors”.
Arrangement Agreement
Conditions to the Arrangement
The obligations of Silver Standard to complete the Arrangement are subject to the satisfaction of certain conditions in its favour, including, among others, (i) Claude Resources having complied in all material respects with its covenants in the Arrangement Agreement; (ii) the representations and

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warranties of Claude Resources under the Arrangement Agreement being true and correct in all material respects; (iii) no Material Adverse Effect having occurred; (iv) the Key Third Party Consents having been obtained; and (v) holders of no more than 7% of the issued and outstanding Claude Resources Shares having exercised, and not withdrawn, their Dissent Rights in respect of the Arrangement Resolution.
The obligations of Claude Resources to complete the Arrangement are subject to the satisfaction of certain conditions in its favour, including, among others, (i) Silver Standard having complied in all material respects with their respective covenants in the Arrangement Agreement; (ii) the representations and warranties of Silver Standard under the Arrangement Agreement being true and correct in all material respects; (iii) no Material Adverse Effect having occurred; and (iv) Claude Resources having received from Silver Standard, satisfactory evidence of the conditional approval for the listing of the Share Consideration and the Silver Standard Shares issuable upon exercise of the Silver Standard Replacement Options on the TSX.
The obligations of Silver Standard and Claude Resources to complete the Arrangement are subject to the satisfaction of certain mutual conditions, including, among others, (i) Claude Resources Shareholder Approval having been obtained at the Claude Resources Meeting; (ii) the Share Issuance Resolution having been approved by the Shareholders at the Meeting; (iii) the Interim Order and the Final Order having been obtained; (iv) no action having been taken under any applicable Law or by any Governmental Entity which makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement; (v) Key Regulatory Approvals having been obtained; (vi) the distribution of the securities pursuant to the Arrangement being exempt from the prospectus and registration requirements of applicable Canadian securities law; and (vii) the Arrangement Agreement not having been terminated.
The obligation of each of Silver Standard and Claude Resources to complete the Arrangement are subject to the fulfillment of each of the foregoing conditions precedent on or before the Effective Time, each of which may be waived by the relevant Party, or in the case of the mutual conditions precedent may only be waived with the mutual written consent of both Silver Standard and Claude Resources.
Termination Fee
The Arrangement Agreement may be terminated prior to the Effective Time in certain circumstances some of which lead to payment by Silver Standard to Claude Resources of the Termination Fee.
The Termination Fee is payable by Claude Resources if the Arrangement Agreement is terminated: (i) by Silver Standard and a Claude Resources Change in Recommendation is made except where such change in recommendation was made solely because the Claude Resources Board, acting in good faith, determined that a change, effect, event or occurrence had taken place that constituted a Material Adverse Effect on Silver Standard and that, as a consequence, it would be inconsistent with the Claude Resources Board’s fiduciary obligations to continue to recommend that Claude Resources Shareholders vote in favour of the Arrangement; (ii) by Silver Standard and Claude Resources breaches the non-solicitation provisions of the Arrangement Agreement; (iii) by Silver Standard and Claude Resources enters into a legally binding agreement with respect to a Superior Proposal; (iv) by Claude Resources and Claude Resources enters into a legally binding agreement with respect to a Superior Proposal; or (v) by either Party as a consequence of the Arrangement Resolution not being approved by the Claude Resources Shareholders, if, prior to the Claude Resources Meeting or termination of the Arrangement Agreement, an Acquisition Proposal, or the intention to make an Acquisition Proposal with respect to Claude Resources has been publicly announced and not withdrawn and within 12 months following such termination the person who made such Acquisition

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Proposal (a) announces the Acquisition Proposal is consummated by Claude Resources; or (b) Claude Resources and/or one of its subsidiaries enters into a definitive agreement, or the Claude Resources Board approves or recommends any Acquisition Proposal, which is later consummated.
The Termination Fee is payable by Silver Standard if the Arrangement Agreement is terminated: (i) by Claude Resources and a Silver Standard Change in Recommendation is made except where such change in recommendation was made solely because the Board, acting in good faith, determined that a change, effect, event or occurrence had taken place that constituted a Material Adverse Effect on Claude Resources and that, as a consequence, it would be inconsistent with the Board’s fiduciary obligations to continue to recommend that the Shareholders vote in favour of the Share Issuance Resolution; (ii) by Silver Standard and Silver Standard enters into a legally binding agreement that relates to the acquisition of 100% of the Silver Standard Shares (other than voting shares owned by the person making the proposal) or all or substantially all of the assets of Silver Standard and its subsidiaries and the Board determines that failure to enter into such transaction would be it would be inconsistent with the Board’s fiduciary obligations; or (iii) by Claude Resources and Silver Standard enters into a legally binding agreement that relates to the acquisition of 100% of the Silver Standard Shares (other than voting shares owned by the person making the proposal) or all or substantially all of the assets of Silver Standard and the Claude Resources Board determines that the Arrangement is no longer in the best interests of Claude Resources.
See “The Arrangement Agreement – Termination”.
Expense Reimbursement
In the event that either Silver Standard or Claude Resources terminates the Arrangement Agreement due to the failure of the other Party to: (i) perform its obligations under the Arrangement Agreement; or (ii) obtain approval of the Arrangement Resolution in the case of Claude Resources or obtain approval of the Share Issuance Resolution in the case of Silver Standard in the absence of certain exceptions, such defaulting Party shall reimburse the non-defaulting Party in respect of the expenses it has actually incurred in connection with the transactions contemplated under the Arrangement Agreement and the Arrangement to a maximum of C$1,000,000.
See “The Arrangement Agreement – Expense Reimbursement”.
Fairness Opinion
Pursuant to the Engagement Agreement, Macquarie was retained to prepare and deliver to the Board an opinion as to the fairness, from a financial point of view, to the Shareholders of the Consideration to be delivered by Silver Standard pursuant to the Arrangement. The full text of the Fairness Opinion which sets forth, among other things, the assumptions made, qualifications, matters considered and limitations on the review undertaken by Macquarie, is attached as Schedule F to this Circular. Shareholders are urged to read the Fairness Opinion in its entirety. The summary of the Fairness Opinion described in this Circular is qualified in its entirety by the full text of the Fairness Opinion.
Macquarie is of the opinion that, subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, as of the date of such opinion, the Consideration to be delivered by Silver Standard pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. See “Fairness Opinion”.

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Silver Standard Voting Agreements
The Silver Standard Supporting Shareholders have entered into Silver Standard Voting Agreements with Claude Resources pursuant to which they have each agreed among other things, to vote their Silver Standard Shares (including any additional Silver Standard Shares subsequently acquired) in favour of the Share Issuance Resolution. As of the Record Date, the Silver Standard Supporting Shareholders held approximately 115,500 Silver Standard Shares representing approximately 0.14% of the issued and outstanding Silver Standard Shares on that date. See “Silver Standard Voting Agreements”.
Court Approval of the Arrangement
The CBCA requires that Claude Resources obtain the approval of the Court in respect of the Arrangement. On April 1, 2016, Claude Resources obtained the Interim Order providing for the calling and holding of the Claude Resources Meeting and other procedural matters. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by the Claude Resources Shareholders at the Claude Resources Meeting in the manner required by the Interim Order, and the Share Issuance Resolution is approved by the Shareholders, Claude Resources will make an application to the Court on or about May 20, 2016 for the issuance of the Final Order. See “Court Approval of the Arrangement”.
Regulatory Approvals and Securities Laws Matters
Competition Act Approval
It is a mutual condition precedent to the completion of the Arrangement that, in the event that the Arrangement is subject to the Competition Act then the necessary approval be obtained. Silver Standard and Claude Resources have determined that the transactions contemplated by the Arrangement Agreement do not exceed the threshold for notification set out in the Competition Act and, therefore, no approval is required to be obtained.
Stock Exchange Approval
It is a condition of the Arrangement that the TSX shall have conditionally approved for listing the Silver Standard Shares to be issued or made issuable in connection with the Arrangement.
The rules of the TSX and Nasdaq require Silver Standard to obtain shareholder approval for the issuance of greater than 25% and 20%, respectively, of the outstanding Silver Standard Shares. The Arrangement will result in the issuance or potential issuance of approximately 38,268,770 Silver Standard Shares (representing approximately 47.4% of the issued and outstanding Silver Standard Shares as of the close of business on the Record Date) and, therefore, Silver Standard must receive approval from the holders of a majority of the Silver Standard Shares present in person or represented by proxy at a duly constituted Shareholders’ meeting.
The TSX conditionally approved the listing of the Silver Standard Shares issuable pursuant to the Arrangement on April 4, 2016, subject to Shareholder approval. An additional listing notification for the Silver Standard Shares issuable pursuant to the Arrangement will be filed with Nasdaq prior to the closing of the Arrangement. Shortly after the completion of the Arrangement, the Claude Resources Shares will be delisted from the TSX.
Canadian Securities Laws Matters
The distribution of the Silver Standard Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus and registration requirements of Canadian securities

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legislation. The Silver Standard Shares issued pursuant to the Arrangement may be resold through registered dealers in each of the provinces of Canada, free from restrictions on resale, provided that (i) the trade is not a “control distribution” as defined in NI 45-102, (ii) no unusual effort is made to prepare the market or to create a demand for the Silver Standard Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Silver Standard, the selling security holder has no reasonable grounds to believe that Silver Standard is in default of applicable Canadian securities laws.
See “Regulatory Approvals and Securities Laws Matters – Canadian Securities Laws Matters”.
United States Securities Laws Matters
The Silver Standard Shares and Silver Standard Replacement Options issuable by Silver Standard in exchange for Claude Resources Shares and Claude Resources Options pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act or applicable state securities laws, and will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.
The Share Issuance
As at the close of business on the Record Date, there were 80,826,484 Silver Standard Shares and 3,800,176 Silver Standard Options issued and outstanding, and 197,671,447 Claude Resources Shares and 8,105,687 Claude Resources Options issued and outstanding. Additionally, based on the closing price of the Claude Resources Shares on the Record Date, approximately 1,011,000 Claude Resources Shares were issuable pursuant to the Claude Resources ESPP.
Under the Arrangement, assuming Claude Resources settles its obligations under the Claude Resources ESPP by issuing Claude Resources Shares and assuming no additional Claude Resources Shares or Claude Resources Options are issued, Silver Standard will issue up to 36,769,218 Silver Standard Shares to former Claude Resources Shareholders and will reserve 1,499,552 Silver Standard Shares for issuance pursuant to the Silver Standard Replacement Options. Therefore, a total of 38,268,770 Silver Standard Shares may be issued pursuant to the Arrangement, representing approximately 47.4% of the issued and outstanding Silver Standard Shares as of the close of business on the Record Date.
Upon completion of the Arrangement, Silver Standard will have approximately 117,595,702 Silver Standard Shares issued and outstanding on an undiluted basis, with 36,769,218 Silver Standard Shares to be held by former Claude Resources Shareholders and 80,826,484 Silver Standard Shares to be held by current Shareholders, which represents ownership of Silver Standard of approximately 31% by former Claude Resources Shareholders and approximately 69% by current Shareholders on an undiluted basis.
See “Special Business to be Considered at the Meeting – Approval of the Share Issuance”.
Risk Factors
Shareholders should consider a number of risk factors in evaluating whether to approve the Share Issuance Resolution. These risk factors include certain risks related to the Arrangement and the Combined Company which are discussed in greater detail under “The Arrangement – Risk Factors” and risks relating to the businesses of Silver Standard and Claude Resources which are described

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under “Risk Factors” in Schedules B and C, respectively, and in the documents incorporated by reference herein.

Pro Forma Combined Financial Statements
The following selected unaudited pro forma combined financial information for the Combined Company is based on the assumptions described in the respective notes to the Combined Company’s unaudited pro forma combined statement of financial position as at December 31, 2015 (prepared on the basis that the Arrangement had occurred on December 31, 2015) and pro forma combined statement of loss for the year ended December 31, 2015 prepared on the basis that the Arrangement had occurred on January 1, 2015, which are attached as Schedule G to this Circular.
The unaudited pro forma combined financial statements are not necessarily indicative of the Combined Company’s financial position and results from operations if the events reflected therein were in effect for the periods presented, nor do they purport to project the Combined Company’s financial position or results from operations for any future period.
The unaudited pro forma combined financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma combined financial information given below should be read in conjunction with the description of the Arrangement contained in this Circular, the unaudited pro forma combined financial statements contained in this Circular and the audited consolidated financial statements of Silver Standard and Claude Resources incorporated by reference in this Circular.

(in thousands of U.S. Dollars)	As at December 31, 2015
Pro Forma Statement of Financial Position:
Total current assets	$512,709
Total assets	$1,143,379
Total current liabilities	$146,304
Total liabilities	$503,021
Total equity	$640,358
(in thousands of U.S. Dollars, except for per share amounts)	Twelve months ended December 31, 2015
Pro-Forma Statement of Income (Loss):
Total revenues	$459,516
Income from mine operations	$41,820
Net (loss)	($115,859)
Basic (loss) per share	($0.99)
Diluted (loss) per share	($0.99)

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GENERAL PROXY INFORMATION
Solicitation of Proxies
The information contained in this Circular is furnished in connection with the solicitation of proxies to be used at the meeting to be held at Hyatt Regency Vancouver, 655 Burrard Street, English Bay Room, Perspectives Level (34th Floor), Vancouver, British Columbia on May 18, 2016 at 10:00a.m. (Vancouver time), for the purposes set out in the accompanying Notice of Meeting.
We will solicit proxies for the Meeting made primarily by mail; however, directors, officers and employees of Silver Standard may also solicit proxies by telephone, electronic transmission or in person in respect of the Meeting. The solicitation of proxies for the Meeting is being made by or on behalf of management of Silver Standard and Silver Standard will bear the cost in respect of the solicitation of proxies for the Meeting. In addition, we may reimburse brokers and nominees for reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of Silver Standard Shares.
Silver Standard has also retained Laurel Hill to aid in soliciting proxies from Shareholders. In connection with such services, Laurel Hill is expected to receive an estimated fee of C$32,500 plus out-of-pocket expenses. Shareholders may contact Laurel Hill, toll free at 1-877-452-7184 or outside North America at 416-304-0211 or by email at assistance@laurelhill.com.
Receiving Meeting Materials
Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, management information circular, the proxy form/voting instruction form (collectively, the “Meeting Materials”), our financial statements and our management’s discussion and analysis for the year ended December 31, 2015 (the “Financial Information”) to Shareholders using the notice-and-access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and under National Instrument 51-102 – Continuous Disclosure Obligations.
On or about April 7, 2016 we will mail to Shareholders of record as of the close of business on March 28, 2016 a Notice (the “N&A card”) containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.
If you received the N&A card by mail, you will not receive a printed copy of the Meeting Materials, or our Financial Information in the mail. Instead, the N&A card instructs you how to access and review all of the important information contained in those documents. The N&A card also instructs you on how you may submit your proxy over the Internet or by telephone. If you received the N&A card by mail and would like to receive a printed copy of the Meeting Materials, or our Financial Information, you should follow the instructions for requesting such materials included in the N&A card.
Copies of the Meeting Materials and the Financial Information are also available on the Internet at www.sedar.com and at www.sec.gov/edgar.shtml and on our website at http://ir.silverstandard.com/agm.cfm. You may request a paper copy of the Meeting Materials and the Financial Information by contacting the Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.

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Registered and Beneficial Shareholders
The N&A card and the proxy form/voting instruction form are being sent to both registered and beneficial Shareholders.
As a Shareholder, you may request printed copies of our annual and interim financial statements and management’s discussion and analysis by completing the enclosed card to send us your instructions.
VOTING
Who Can Vote
You are entitled to receive notice of and vote at the 2016 annual and special meeting to be held on May 18, 2016 if you held Silver Standard Shares as of the close of business on March 28, 2016, the record date.
Each Silver Standard Share that you own entitles you to one vote on each item of business at the Meeting.
How to Vote
You can vote by proxy or you can attend the Meeting and vote your shares in person. There are different ways to submit your voting instructions, depending on whether you are a registered or beneficial Shareholder.
Only registered Shareholders or proxy holders are allowed to make motions or vote at the Meeting.
Registered Shareholders
You are a registered Shareholder if you have a share certificate registered in your name.

(a)	Voting by Proxy
Peter Tomsett, Chair of the board of directors, or failing him, Paul Benson, President and Chief Executive Officer, have agreed to act as the Silver Standard proxy holders. You can appoint someone other than the Silver Standard proxy holders to attend the Meeting and vote on your behalf. If you want to appoint someone else as your proxy holder, print the name of the person you want in the space provided. This person does not need to be a Shareholder.
On any ballot, your proxy holder must vote your Silver Standard Shares or withhold your vote according to your instructions and if you specify a choice on a matter, your Silver Standard Shares will be voted accordingly. If there are other items of business that come before the Meeting, or amendments or variations to the items of business, your proxy holder will have the discretion to vote as he or she see fit.

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If you appoint the Silver Standard proxy holders but do not tell them how to vote your Silver Standard Shares, your Silver Standard Shares will be voted:

•	For the fixing the number of directors at seven;

•	For the nominated directors listed on the proxy form and in this Circular;

•	For re-appointing PricewaterhouseCoopers LLP (“PwC”) as the independent auditor and authorizing the Board to fix the auditor’s remuneration;

•	For the Company’s approach to executive compensation; and

•	For the Share Issuance Resolution.
This is consistent with the voting recommendations by the Board and management. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the Silver Standard proxy holders will vote according to management’s recommendation.
If you appoint someone other than the Silver Standard proxy holders to be your proxy holder, that person must attend and vote at the Meeting for your vote to be counted.
A proxy will not be valid unless it is signed by the registered Shareholder, or by the registered Shareholder’s attorney with proof that they are authorized to sign. If you represent a registered Shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered Shareholder, or as an officer or attorney of a registered Shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.
If you are voting by proxy, send your completed proxy by fax or mail to our transfer agent, Computershare Investor Services Inc. (“Computershare”) at 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 001-416-263-9524 outside of Canada and the United States. You may also vote on the internet or by phone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 10:00 a.m. (Vancouver time) on May 16, 2016, or 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened if it is postponed or adjourned. The Chair of the Meeting has the discretion to accept late proxies.
(b)Attending the Meeting and Voting in Person
Do not complete the proxy form if you want to attend the Meeting and vote in person. Simply register with a representative from Computershare when you arrive at the Meeting.
Beneficial Shareholders
You are a beneficial Shareholder if your shares are registered in the name of:

•	your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account; or

•	a clearing agency like Canadian Depository for Securities Limited (CDS).

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We must send the N&A card with the voting instruction form (“VIF”) to your intermediary so they or their service company (typically, Broadridge Financial Solutions, Inc.) can forward them to you, unless you have indicated that you do not wish to receive certain proxy-related materials. The package should include a VIF for you to complete with your voting instructions. Your intermediary is responsible for properly executing your voting instructions. A VIF cannot be used to vote at the Meeting.

(a)	Voting Using the Voting Instruction Form
Sign and date the VIF that your intermediary sends to you and follow the instructions for returning the form. You may also vote online or by phone by simply following the instructions on your VIF.

(b)	Attending the Meeting and Voting in Person
Although as a beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Silver Standard Shares registered in the name of your intermediary, you may attend the Meeting as proxy holder for your intermediary and vote your Silver Standard Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Silver Standard Shares as proxy holder for your intermediary, you should enter your own name in the blank space on the VIF provided to you and return the form in accordance with the instructions provided therein, well in advance of the Meeting. If your VIF does not provide a blank space to write a name in, you can request from your intermediary a proxy form which grants you the right to attend the Meeting and vote in person. When you arrive at the Meeting, make sure you register with a representative of Computershare so that your voting instructions can be counted at the Meeting.
Additionally, there are two kinds of beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs”; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or “NOBOs”.
We may utilize the Broadridge Quickvote™ service to assist NOBOs with voting their Silver Standard Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.
We intend to pay for proximate intermediaries to send the proxy-related materials to OBOs.
Changing Your Vote
Registered Shareholders
Registered Shareholders may revoke their proxy by sending a new completed proxy form with a later date or a written note signed by you or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.
If you represent a registered Shareholder that is a corporation or association, your written note must have the seal of the corporation or association and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

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We must receive the written notice of revocation any time up to and including the last business day before the day of the Meeting or the day the Meeting is reconvened if it was postponed or adjourned.
Send the written notice to:

•
our registered office at: Silver Standard Resources Inc., Suite 800, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia Canada V7X 1G4, Attention: Corporate Secretary; or

•
our transfer agent: Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 or by fax at 1-866-249-7775 in Canada and the United States and 001-416-263-9524 outside of Canada and the United States.

You can also give your written notice to the Chair of the Meeting on the day of the Meeting.
If you have sent in your completed proxy form and then decide you want to attend the Meeting and vote in person, you need to revoke the proxy form before you vote at the Meeting.
Beneficial Shareholders
Only registered Shareholders have the right to revoke a proxy. Beneficial Shareholders can change their vote by contacting your intermediary right away so they have enough time before the Meeting to arrange to change the vote and, if necessary, revoke the proxy.
Processing the Votes
Our transfer agent is Computershare. They will act as scrutineer at the meeting and are responsible for counting the votes. You can contact Computershare at: 1-800-564-6253, 510 Burrard Street, 3rd Floor, Vancouver, B.C., V6C 3B9.
We file our voting results on SEDAR (www.sedar.com) and will issue a press release with the voting results after the Meeting. The press release will also be available on SEDAR, on EDGAR (www.sec.gov/edgar.shtml) and on our website (www.silverstandard.com).
Additional Information
Additional information relating to the Company is available on the SEDAR website at www.sedar.com.
You can find financial information relating to the Company in our consolidated financial statements, management’s discussion & analysis and Annual Information Form (or Form 40-F) for the most recently completed financial year. These documents are available on our website (www.silverstandard.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov/edgar.shtml). You can also request copies of these documents by contacting the Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.
If you have any questions about the Meeting or the Meeting Materials, please call our Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046. You may also contact Laurel Hill, toll free at 1-877-452-7184 or outside North America at 416-304-0211 or by email at assistance@laurelhill.com.

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ABOUT THE MEETING
Time, Date and Place
The Meeting will be held at 10:00 a.m. (Vancouver time) on May 18, 2016 at the Hyatt Regency Vancouver, 655 Burrard Street, English Bay Room, Perspectives Level (34th Floor), Vancouver, British Columbia as set out in the Notice of Meeting.
Items of Business
We will cover the following items of business at the meeting:

1.	Receive the audited consolidated financial statements of the Company for the year ended December 31, 2015 and the auditor’s report thereon;

2.	Set the number of directors at seven;

3.	Elect directors for the ensuing year;

4.	Appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

5.	Vote, on a non-binding advisory basis, on a resolution to accept the Company’s approach to executive compensation;

6.	Vote on the Share Issuance Resolution; and

7.	Approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.
1.Receive our financial statements and the auditor’s report
Our audited consolidated financial statements for the year ended December 31, 2015, and the auditor’s report, are available on our website (www.silverstandard.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml). A representative of PricewaterhouseCoopers LLP, the independent auditor for 2015, will be at the Meeting to answer your questions.
2.Set the number of directors
It is proposed to set the number of directors for the following year at seven.
3.Elect directors
The Board has nominated seven directors for election at the Meeting. The seven nominees are:
Peter W. Tomsett
A.E. Michael Anglin

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Gustavo A. Herrero
Beverlee F. Park
Richard D. Paterson
Steven P. Reid
Paul Benson
Each of the nominees is well-qualified to serve on the Board and has expressed willingness to do so. Directors will be elected for a one-year term, which will expire at the 2017 annual meeting.
If the Arrangement is completed, as of the Effective Time, one (1) nominee of Claude Resources will be appointed as a director of Silver Standard.
4.Appoint the Company’s independent auditor and authorize the Board to set the auditor’s pay
The Board, on the recommendation of the Audit Committee, is recommending that PwC be reappointed as the independent auditor to serve until the 2017 annual meeting. PwC has been our auditor since 1998.
You will also be asked to authorize the Board to set the auditor’s pay for 2016.

5.	Advisory Vote on Executive Compensation
After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as “Say on Pay”), the Board has determined to provide Shareholders with an annual non-binding “Say on Pay” advisory vote.
6.Share Issuance Resolution
On March 7, 2016 Silver Standard entered into the Arrangement Agreement with Claude Resources pursuant to which Silver Standard will acquire 100% of the issued and outstanding Claude Resources Shares. The Share Issuance Resolution is an ordinary resolution authorizing and approving Silver Standard to issue such number of Silver Standard Shares as is necessary to allow Silver Standard to acquire 100% of the issued and outstanding Claude Resources Shares on the basis of 0.185 of a Silver Standard Share and C$0.001 in cash for each outstanding Claude Resources Share, including Silver Standard Shares issuable upon exercise of options granted in exchange for options of Claude Resources. The full text of the Share Issuance Resolution is attached as Schedule E to this Circular.
7.Other business
We will consider other matters that properly come before the Meeting. As of the date of this Circular, we are not aware of any other items to be considered at the meeting.
Quorum and Approval
We need a quorum of Shareholders to transact business. A quorum is two persons who are, or who represent by proxy, Shareholders who, in total, hold at least 33⅓% of the issued Silver Standard Shares entitled to vote at the Meeting.

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We require a simple majority (50% plus 1) of the votes cast at the Meeting to approve all items of business at the Meeting.
The Board unanimously recommends that Shareholders vote FOR each of the foregoing resolutions at the Meeting.
Interest of Certain Persons
None of the following has a direct or indirect material interest, through beneficial ownership of securities or otherwise, in any item of business, other than electing the directors:

•	our directors or officers, or any person who has held a similar position since January 1, 2015;

•	the nominees for director; or

•	any of their associates or affiliates.
Shares Outstanding and Principal Holders
Our authorized capital consists of an unlimited number of Silver Standard Shares without par value. We had a total of 80,826,484 Silver Standard Shares issued and outstanding at the close of business on March 28, 2016. We have no other classes of voting securities and we do not have any restricted securities.
Silver Standard is listed on two stock exchanges:
•    Toronto Stock Exchange (“TSX”) under the symbol SSO; and
•    Nasdaq Global Market (“Nasdaq”) under the symbol SSRI.
We are not aware of any Shareholders who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of our outstanding Silver Standard Shares.
Interests of Insiders in Material Transactions
We are not aware of any informed person or any nominee for director, or any associate or affiliate of the foregoing, who has a direct or indirect material interest in any transaction we entered into since January 1, 2015 or any proposed transaction, either of which will have a material effect on us or any of our subsidiaries.
An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction, directly or indirectly, over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if it has purchased, redeemed or otherwise acquired any of its shares and for so long as it holds any of its shares.

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DIRECTORS
Number of Directors
Our Board presently consists of seven directors and it is proposed to fix the number of directors for the following year at seven. The management proxy holders will vote for fixing the number of directors at seven, unless instructed otherwise.
Election of Directors
The Board has nominated seven individuals to stand for election as directors. All nominees are currently directors of the Company. Each elected director will serve for a one-year term which will expire at the 2017 annual meeting or until a successor is elected or appointed or if he or she otherwise ceases to be a director in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia). Each of the nominated directors has confirmed his willingness to serve on the Board for the next year.
The Chair of the Board is independent and our committees are made up entirely of independent directors. All of the nominated directors are independent other than Mr. Paul Benson, who is the President and Chief Executive Officer of the Company.
The management proxy holders will vote for the election of the seven director nominees, unless instructed otherwise.
Majority Voting for Directors
Pursuant to the Board’s charter, each director must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election other than at contested meeting. If a director is not elected by at least a majority such director must immediately tender his or her resignation to the Board. The Board shall determine whether or not to accept the resignation within 90 days after the date of the relevant security holders' meeting. The Board shall accept the resignation absent exceptional circumstances and the resignation will be effective when so accepted by the Board. A director who tenders a resignation pursuant to this provision will not participate in any meeting of the Board or any committee of the Board at which the resignation is considered.
Diversity
Our Corporate Governance and Nominating Committee (the “CGN Committee”) has responsibility for recommending to the Board the nominees for election as directors at the annual Shareholders’ meeting. As part of this process the CGN Committee annually assesses the board skills and experience necessary to provide effective oversight for the achievement by management of the Company’s strategic objectives.
In discharging its nominating duties, the CGN Committee recognizes that consideration of diversity along with, but not paramount to, consideration of the necessary competencies and skills required to achieve strategic objectives will enhance the quality of the Board’s performance. Although the Board has not approved a target for gender diversity, the CGN Committee’s charter explicitly states that it will consider diversity on the Board from a broad perspective, including diversity of experience, skill, education, gender, age, length of service and national origin in the nominating process.

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Gender diversity was a particular focus for the CGN Committee in the most recent director search process, along with the need to recruit a director with financial skills and operational experience. This search resulted in the appointment of Ms. Beverlee Park to the Board. The Company also recognizes the need to promote gender diversity within the executive team and in 2014 the Board approved the appointment of Ms. Kelly Stark-Anderson as Vice President, Legal and Corporate Secretary and Ms. Nadine Block as Vice President, Human Resources.
The CGN Committee has determined that the seven director nominees possess the competencies set out in the table below which are necessary for the Board to effectively fulfill its oversight responsibilities:

Board Competency Needs	Peter Tomsett	Michael Anglin	Gustavo Herrero	Beverlee Park	Richard Paterson	Steven Reid	Paul Benson
Strategic Leadership and Risk Management - Experience driving strategic direction and growth of an organization and assessment and management of risk	✓	✓	✓	✓	✓	✓	✓
International - Experience working in one or more international jurisdictions	✓	✓	✓		✓	✓	✓
Corporate Finance - Experience in corporate lending/borrowing and public markets transactions	✓		✓	✓	✓		✓
Operations and general management – Production, exploration and/or logistics experience with a leading mining or resource company; senior level general management /CEO experience in a major mining or industrial company
	✓	✓		✓		✓	✓
Industry Knowledge - Operating or marketing knowledge or experience in the mining industry	✓	✓				✓	✓
Human resources - Strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs	✓	✓	✓	✓	✓	✓	✓
Mergers & acquisitions - Experience in significant mergers and acquisitions and/or investment banking	✓	✓	✓	✓	✓	✓	✓
Financial Literacy - Experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or IFRS)	✓	✓	✓	✓	✓	✓	✓
Information Technology - Experience in information technology with major implementations of management systems		✓		✓	✓	✓

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Board Competency Needs	Peter Tomsett	Michael Anglin	Gustavo Herrero	Beverlee Park	Richard Paterson	Steven Reid	Paul Benson
Safety, health, environment and community relations - Strong understanding of the requirements and leading practices of workplace safety, health, environment and community relations, including the requirements needed for a strong safety culture, environmental stewardship, and effective working relationships with communities and mining regulators
	✓	✓	✓	✓	✓	✓	✓
Government relations - Experience in, or strong understanding of, the workings of government and public policy in the jurisdictions in which the Company operates	✓	✓	✓				✓
Governance/board - Experience as a board member of a major organization	✓	✓	✓	✓	✓	✓	✓
Term Limits and Retirement Policy
There are no term limits for directors and the Board has not approved a retirement policy for directors at this time. The Board believes its evaluation and director nominating processes are robust and ensure the appropriate Board renewal to support achievement of the Company’s strategy without sacrificing the experience of contributing directors. The average board tenure for our directors is 4.9 years and our longest serving director is Mr. Tomsett who was appointed as a director in November, 2006.
Information about Director Nominees
The following charts provide information on the seven director nominees. Included in these charts is: (i) information relating to the nominees’ province or state and country of residence; (ii) the period or periods during which each has served as a director; (iii) their membership on committees of the Board; (iv) other public board memberships held; (v) Board and committee meeting attendance in the 12 months ended December 31, 2015; (vi) their present principal occupation and principal occupations held in the last five years; (vii) their current equity ownership consisting of Silver Standard Shares beneficially owned, directly or indirectly, or controlled or directed and deferred share units (“DSUs”) credited to each nominee; and (viii) whether the nominee meets the requirements of our share ownership guidelines.
On March 1, 2014, the Board, on the recommendation of the CGN Committee, approved director share ownership guidelines. Directors are required to acquire Silver Standard Shares and/or DSUs equivalent in value to three times the sum of: (i) the annual director retainer (or, in the case of the Chair, the annual chair retainer); and (ii) the annual DSU award, to be achieved by the later of (i) March 1, 2018; and (ii) the date that is five years from the date the applicable director is appointed or elected as a director of the Company. The value of the shares and/or DSUs owned by a director will be determined by the acquisition cost.

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The Board has approved a director compensation structure whereby individual directors (other than Paul Benson, our President and CEO) receive an annual DSU grant of C$80,000 (and in the case of the Chair, C$140,000) in order to align their interests with those of Shareholders in the creation of long-term value. Directors may also elect to receive their annual retainers in DSUs instead of cash. DSUs are redeemed for cash in an amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of the Silver Standard Shares at the time the director leaves the Board. See “Director Compensation” on page 121.

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A.E. Michael Anglin
Berkeley California, USA Age: 60 Director since: August 7, 2008 Independent 2015 vote result: For 98.63% Withheld 1.37%
Mr. Anglin is the Chair of our Safety and Sustainability Committee and a member of our Compensation Committee. Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and attained a Master of Science degree from the Imperial College in London in 1985. Mr. Anglin spent 22 years with BHP Billiton, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.

Other Public Company Directorships
None
2015 Board/Committee Membership and Attendance
	Board Compensation Safety and Sustainability		12 of 12 7 of 7 4 of 4	100% 100% 100%
Common Shares and DSUs (as at April 1, 2016)
	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(1)
	10,000	92,437	102,437	C$748,814.47
	Minimum Acquisition Value Required		Meets Share Ownership Guidelines
	C$375,000		Yes

(1)Calculated using the closing price of the Silver Standard Shares on the TSX on April 1, 2016 (C$7.31).

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Paul Benson
Vancouver, British Columbia, Canada Age: 53 Director Since: August 1, 2015 Not Independent 2015 vote result: N/A
Mr. Benson joined Silver Standard as President and Chief Executive Officer on August 1, 2015 and is a member of our board of directors. He brings to the Company 30 years of experience in various technical and business capacities. Most recently, Mr. Benson was CEO and Managing Director of Troy Resources Limited. Prior to that, for 20 years he held a number of executive and operating roles in Australia and overseas with BHP Billiton, Rio Tinto, and Renison Goldfields. Mr. Benson holds a Bachelor of Science in Geology and Exploration Geophysics and a Bachelor of Engineering in Mining, both from the University of Sydney. He also earned a Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia and a Sloan Masters of Science in Management from the London Business School.

	Other Public Company Directorships
	None
	2015 Board/Committee Membership and Attendance
	Board		4 of 4	100%
	Common Shares and DSUs (as at April 1, 2016)
	Common Shares	DSUs(1)	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(2)
	9,548	N/A	9,548	C$69,795.88
	Minimum Acquisition Value Required(3)		Meets Share Ownership Guidelines(3)
	N/A		N/A

(1)	As President and Chief Executive Officer, Mr. Benson does not receive directors’ compensation, including DSUs.

(2)	Calculated using the closing price of the Silver Standard Shares on the TSX on April 1, 2016 (C$7.31).

(3)	Mr. Benson is subject to the Company’s shareholder guidelines for certain of its executive officers as discussed further on page 99.

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Gustavo A. Herrero
Buenos Aires, Argentina Age: 68 Director since: January 8, 2013 Independent 2015 vote result: For 98.51% Withheld 1.49%
Mr. Herrero was appointed to our board of directors in January 2013 and is the Chair of our Corporate Governance and Nominating Committee and a member of our Audit and Compensation Committees. He is a resident of Buenos Aires, Argentina, and was the Executive Director of the Harvard Business School Latin America Research Center (LARC) until December 31, 2013, at which time he retired from that position and currently serves on the Harvard Business School Latin American Advisory Board. Prior to joining the LARC in 1999, he was the CEO of IVA S.A., Argentina's largest wool textile mill, and of Zucamor S.A./Papel Misionero S.A., Argentina's leading paper and packaging manufacturer. Mr. Herrero serves on the board of directors of Zucamor S.A. in Buenos Aires, of Tyrus Capital in Monte-Carlo and of Mobile Financial Services Holding, a joint venture of Telefonica International and MasterCard, in Brussels. He also serves as Vice Chairman of the Governing Board of Universidad Austral in Argentina. He also sits on the advisory boards of the Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento (CIPPEC) and the Fundación Red de Acción Política (RAP), both non-governmental organizations in Argentina. Mr. Herrero holds an MBA from Harvard Business School, where he was a Fulbright Scholar, and a degree of Licenciado en Administración de Empresas from the Universidad Argentina de la Empresa.

Other Public Company Directorships
None
2015 Board/Committee Membership and Attendance
	Board Audit Corporate Governance and Nominating Compensation		12 of 12 5 of 5 4 of 4 7 of 7	100% 100% 100% 100%
Common Shares and DSUs (as at April 1, 2016)
	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(1)
	24,000	64,208	88,208	C$644,800.48
	Minimum Acquisition Value Required		Meets Share Ownership Guidelines
	C$375,000		Yes

(1)	Calculated using the closing price of the Silver Standard Shares on the TSX on April 1, 2016 (C$7.31).

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Beverlee F. Park
West Vancouver, British Columbia, Canada Age: 53 Director Since: May 20, 2014 Independent 2015 vote result: For 98.44% Withheld 1.56%
Ms. Park has been a member of our Board since May 2014 and is a member of our Safety and Sustainability and Audit Committees and is one of our Audit Committee financial experts. Ms. Park graduated with Bachelor of Commerce (Distinction) from McGill University. She is a FCPA/FCA and has a Masters of Business Administration from the Simon Fraser University Executive program. Ms. Park spent 17 years with TimberWest Forest Corp, most recently serving as its Chief Operating Officer before retiring in 2013. Prior to becoming COO, Ms. Park also held the positions of Executive Vice President and Chief Financial Officer as well as President, Couverdon Real Estate (TimberWest's land development division).

Other Public Company Directorships
Teekay LNG Partners TransAlta Corporation
2015 Board/Committee Membership and Attendance
	Board Audit Safety and Sustainability		12 of 12 5 of 5 4 of 4	100% 100% 100%
Common Shares and DSUs (as at April 1, 2016)
	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(1)
	5,790	35,134	40,924	C$299,154.44
	Minimum Acquisition Value Required		Meets Share Ownership Guidelines
	C$375,000		On target – has until May 19, 2019 to meet this guideline.

(1)    Calculated using the closing price of the Silver Standard Shares on the TSX on April 1, 2016 (C$7.31).

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Richard D. Paterson
Hillsborough, California, USA Age: 73 Director Since: August 7, 2008 Independent 2015 vote result: For 98.40% Withheld 1.60%
Mr. Paterson is the Chair of our Audit Committee and is one of our Audit Committee financial experts. He also serves on our Corporate Governance and Nominating Committee. Mr. Paterson graduated from Concordia University, Montreal with a Bachelor of Commerce degree in 1964. Mr. Paterson has been a Managing Director of Genstar Capital, a private equity firm specializing in leveraged buyouts, since 1988. Before founding Genstar Capital, Mr. Paterson served as Senior Vice President and Chief Financial Officer of Genstar Corporation, a NYSE-listed company, where he was responsible for finance, tax, information systems and public reporting.

Other Public Company Directorships
None
2015 Board/Committee Membership and Attendance
	Board Audit Corporate Governance and Nominating		12 of 12 5 of 5 4 of 4	100% 100% 100%
Common Shares and DSUs (as at April 1, 2016)
	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(1)
	15,000	96,916	111,916	C$818,105.96
	Minimum Acquisition Value Required		Meets Share Ownership Guidelines
	C$375,000		Yes

(1)	Calculated using the closing price of the Silver Standard Shares on the TSX on April 1, 2016 (C$7.31).

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Steven P. Reid
Calgary, Alberta, Canada Age: 60 Director since: January 8, 2013 Independent 2015 vote result: For 98.76% Withheld 1.24%
Mr. Reid serves as the Chair of the Compensation Committee and as a member of our Safety and Sustainability Committee. He has over 35 years of international business experience, including senior leadership roles in several countries. He held the position of Chief Operating Officer of Goldcorp Inc. (“Goldcorp”) from January 2007 until his retirement in September 2012. He also served Goldcorp as Executive Vice President, Canada and USA. Prior to joining Goldcorp, Mr. Reid spent 13 years at Placer Dome Inc. in numerous corporate, mine management and operating roles, including Country Manager for Canadian operations. Mr. Reid has also held leadership positions at Kingsgate Consolidated and Newcrest Mining Limited, where he was responsible for running operations throughout Asia and Australia. Mr. Reid holds a Bachelor of Science degree in Mineral Engineering from the South Australian Institute of Technology and a TRIUM Global Executive MBA.

Other Public Company Directorships
Eldorado Gold Corporation Gold Fields Limited
2015 Board/Committee Membership and Attendance
	Board Compensation Safety and Sustainability		12 of 12 7 of 7 4 of 4	100% 100% 100%
Common Shares and DSUs (as at April 1, 2016)
	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(1)
	Nil	47,296	47,296	C$345,733.76
	Minimum Acquisition Value Required		Meets Share Ownership Guidelines
	C$375,000		On target – has until March 1, 2018 to meet this guideline.

(1)	Calculated using the closing price of the Silver Standard Shares on the TSX on April 1, 2016 (C$7.31).

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Peter W. Tomsett
West Vancouver, British Columbia, Canada Age: 58 Director Since: November 7, 2006 Independent 2015 vote result: For 98.62% Withheld 1.38%
Mr. Tomsett is the Chair of our Board and a member of our Corporate Governance and Nominating Committee. Mr. Tomsett graduated with a Bachelor of Engineering (Honours) degree in Mining Engineering from the University of New South Wales, later attaining a Master of Science (Distinction) degree in Mineral Production Management from the Imperial College in London. Mr. Tomsett spent 20 years at Placer Dome Inc., latterly serving as President and Chief Executive Officer until its acquisition by Barrick Gold Corporation in 2006.

Other Public Company Directorships
Acacia Mining plc
2015 Board/Committee Membership and Attendance
	Board Corporate Governance and Nominating		12 of 12 4 of 4	100% 100%
Common Shares and DSUs (as at April 1, 2016)
	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(1)
	20,000	167,695	187,695	C$1,372,050.45
	Minimum Acquisition Value Required		Meets Share Ownership Guidelines
	C$750,000		Yes

(1)    Calculated using the closing price of the Silver Standard Shares on the TSX on April 1, 2016 (C$7.31).

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Cease trade orders, bankruptcies, penalties and sanctions
To the best of our knowledge, except, as disclosed below, none of the proposed directors is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity:

•
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

•
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

•
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Paterson was a director of a private company, Propex Inc. which filed for bankruptcy protection under Chapter 11 of the US Bankruptcy Code in 2008.
Mr. Anglin was a director of EmberClear Corp. ("EmberClear") until September 8, 2014. EmberClear was the subject of cease trade orders issued by each of the Alberta Securities Commission, British Columbia Securities Commission and Ontario Securities Commission on October 30, 2014, November 5, 2014 and November 17, 2014, respectively. The cease trade orders were issued due to EmberClear’s failure to file annual audited financial statements for the year ended June 30, 2014 and the related management's discussion and analysis. The cease trade orders against EmberClear were revoked in January, 2015.
To the best of our knowledge, none of the proposed directors have, within the last ten years:

•	become bankrupt,

•	made a proposal under any legislation relating to bankruptcy or insolvency, or

•	become subject to or instituted any proceedings, arrangement or compromise with creditors, or

•	had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
To the best of our knowledge, none of the proposed directors have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority.
APPOINTMENT AND REMUNERATION OF THE AUDITOR
At the Meeting, Shareholders will be asked to approve the appointment of PwC as the independent auditor of the Company to hold office until the 2017 annual meeting with remuneration to be approved by the Board. PwC has been our independent auditor since 1998.

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For a description of fees paid to PwC in 2014 and 2015 please refer to our Annual Information Form filed on SEDAR at www.sedar.com and filed on EDGAR (www.sec.gov/edgar.shtml) as Form 40-F.
The management proxy holders will vote for the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditor to hold office until the 2017 annual meeting with remuneration to be approved by the Board, unless instructed otherwise.
ADVISORY VOTE ON EXECUTIVE COMPENSATION
The Company endorses a “pay-for-performance” approach for executive compensation in order to reinforce the linkages between compensation and the Company’s strategic objectives and risk management processes. We believe that a pay-for-performance philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviours that reinforce the Company’s values while also delivering on its corporate objectives, thereby aligning executives’ interests with those of our Shareholders. A detailed discussion of our executive compensation program is provided in the “Compensation Discussion & Analysis” beginning on page 81 of this Circular.
After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as “Say on Pay”), the Board has determined to provide Shareholders with an annual non-binding “Say on Pay” advisory vote. The purpose of the “Say on Pay” advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following resolution:
“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of the 2016 annual and special meeting of the shareholders of the Company.”
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with Shareholders on compensation and related matters. The Company will disclose the results of the Shareholder advisory vote as a part of its report on voting results for the meeting.
The Board unanimously recommends that the Shareholders vote FOR the approach to executive compensation as described in this Circular. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the approach to executive compensation as described in this circular.
THE ARRANGEMENT
The Arrangement will be carried out pursuant to the Arrangement Agreement, including the Plan of Arrangement. Upon satisfaction of all conditions precedent to the completion of the Arrangement, Claude Resources will file Articles of Arrangement giving effect to the Plan of Arrangement.
As of the Effective Time, one (1) nominee of Claude Resources will be appointed as a director of Silver Standard.

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Background to the Arrangement
The provisions of the Arrangement Agreement are the result of arm’s length negotiations among representatives of Silver Standard, Claude Resources and their respective legal and financial advisors.
Silver Standard regularly evaluates strategic opportunities and acquisition targets as part of its strategy to improve its production profile and diversify its portfolio of assets. Following the acquisition of Marigold in 2014, Silver Standard’s management and Board have continued to assess strategic opportunities to enhance shareholder value. The following is a summary of the principal meetings, negotiations, and discussions among the parties as background to the execution by Silver Standard of the Arrangement Agreement.
In August and September 2015, senior management of Silver Standard and Claude Resources initiated periodic high level discussions regarding their respective businesses and operations. On October 17, 2015, Mr. Paul Benson (Silver Standard’s Chief Executive Officer) and Mr. Brian Skanderbeg (Claude’s Chief Executive Officer) met in Saskatoon, to discuss a possible business combination.
On October 19, 2015, the parties executed a mutual confidentiality agreement, pursuant to which Claude Resources agreed to make certain information available to Silver Standard and provided Silver Standard access to an electronic data room.
On November 19, 2015 Silver Standard formally engaged Macquarie as its exclusive financial advisor regarding a potential acquisition of Claude Resources.
On November 30, 2015 Silver Standard was contacted by National Bank Financial, financial advisor to Claude Resources, and was provided with a letter inviting Silver Standard to conduct further due diligence as part of Claude Resources’ strategic review.
Between December 1, 2015 and January 15, 2016, Silver Standard continued its due diligence review of Claude Resources. On January 15, 2016, Silver Standard submitted a non-binding letter of intent to Claude Resources. On February 1, 2016, Silver Standard was invited by National Bank Financial to complete its remaining due diligence, to visit the Seabee Gold Operation and to submit a final offer.
From February 1, 2016 to March 4, 2016, senior management of Silver Standard, together with their legal and financial advisors, continued to conduct their financial, business and technical due diligence of Claude Resources. On February 7 to 9, 2016, several Silver Standard executives and external consultants went to Saskatoon to visit Claude Resources’ head office and also traveled to the Seabee Gold Operation to conduct a site visit.
On February 24, 2016, the Board met to discuss the potential transaction, at which meeting Macquarie presented its views on the value and the merits/risks of the proposed acquisition. The Board reviewed a draft of the proposed offer and the terms and conditions of the Arrangement Agreement. Following detailed discussion and consideration of the information presented, on February 25, 2016, Silver Standard submitted a non-binding letter of intent to Claude Resources, which included a form of the Arrangement Agreement but did not include the consideration to be paid by Silver Standard to the Claude Resources Shareholders. The Board met again on February 26, 2016 to discuss the consideration to be paid to Claude Resources Shareholders. After this

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meeting, Silver Standard re-submitted its non-binding letter of intent to Claude Resources which included the consideration to be paid to Claude Resources Shareholders.
During the week of February 29, 2016, senior management of Silver Standard and Claude Resources, and together with their legal and financial advisors, met to negotiate the terms of the letter of intent, the Arrangement Agreement, and the Silver Standard and Claude Resources Voting Agreements. During this period Claude Resources conducted reciprocal due diligence on Silver Standard and was given access to an electronic data room. Between March 3 and 4, 2016, Silver Standard hosted Mr. Brian Skanderbeg, one of Claude Resources’ directors and three external consultants at its Marigold mine and provided them with an overview of the operations at the Marigold and Pirquitas mines.
On March 4, 2016, Silver Standard and Claude Resources entered into a non-binding agreement, which set out the terms and conditions of a business combination. The letter agreement included a binding exclusivity provision until March 8, 2016 with a one week extension if Claude Resources did not confirm to Silver Standard in writing by 11:50 p.m. (Vancouver time) on March 5, 2016 that Claude Resources was satisfied with its due diligence investigations.
On March 6, 2016, the Board met with its financial advisors to discuss the Arrangement and the terms of the Arrangement Agreement. At this meeting, Macquarie presented its verbal opinion that the Consideration to be delivered by Silver Standard pursuant to the Arrangement is fair, from a financial point of view, to Silver Standard Shareholders. Following a detailed discussion and deliberation of the information presented, as well as an in-depth review of the revised terms and conditions of the Arrangement Agreement, the Board unanimously determined, among other things, (i) to accept the verbal fairness opinion of Macquarie; (ii) that each of the Exchange Ratio and the Arrangement is fair to Shareholders; (iii) that the Arrangement and entry into the Arrangement Agreement, which includes the form of Claude Resources Voting Agreement, is in the best interests of Silver Standard, and (iv) to authorize and approve the execution and delivery of the Arrangement Agreement and the Claude Resources Voting Agreements.
On March 7, 2016, Macquarie delivered its written Fairness Opinion to the Board that, as of the date of the Fairness Opinion and subject to the assumptions, qualifications and limitations set out therein, the Consideration to be delivered by Silver Standard pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. The Arrangement Agreement was subsequently executed by the parties, concurrently with the execution of the Silver Standard and Claude Resources Voting Agreements. The terms of the Arrangement were announced in a joint press issued by Silver Standard and Claude Resources prior to the opening of trading on the TSX that morning.
On March 29, 2016, the Board met to review, among other things, the Circular and the Arrangement. At this meeting, the Board unanimously determined, among other things, (i) to authorize the issuance of the Share Consideration and the Silver Standard Shares issuable upon exercise of the Silver Standard Replacement Options, and (ii) to recommend to Shareholders that they vote their Silver Standard Shares in favour of the Share Issuance Resolution.
Recommendation of the Board
After considering, among other things, the Fairness Opinion, the Board has unanimously determined that the Consideration offered under the Arrangement is fair from a financial point of

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view to Shareholders and that the Arrangement is in the best interests of Silver Standard. Accordingly, the Board has unanimously approved the Arrangement Agreement and the terms of the Arrangement and unanimously recommends that the Shareholders vote FOR the Share Issuance Resolution at the Meeting.
In reaching its conclusions and formulating its recommendations, the Board considered a number of factors, including the Fairness Opinion, the expected benefits, reasons and risks associated with the Arrangement. The discussion of the information and factors considered by the Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Share Issuance Resolution, the Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have assigned different weight to each factor.
Reasons and Benefits of the Arrangement
In recommending that the Shareholders vote in favour of the Share Issuance Resolution, the Board considered, among other things, the expected benefits of, reasons for, and risk factors of the Arrangement. The directors of Silver Standard believe that the Arrangement will have the following benefits for the Shareholders:

(a)
Immediate production and positive free cash flow from a high-margin underground mining operation – In 2015 Claude Resources produced 75,748 ounces of gold which would have increased Silver Standard’s 2015 gold equivalent production by 22% to 424,843 gold equivalent ounces[5]. EBITDA[6] was C$48.9 million in 2015 representing a 45.4% EBITDA margin[7] as compared to EBITDA of C$29.3 million in 2014 for a 33.5% EBITDA margin. Claude Resources generated C$51.5 million of cash from operations in 2015 which was a significant improvement from the C$26.9 million generated in 2014 driven by higher grade ore (8.8g/t head grade) and an increase in tonnes milled. In 2016, based on the mid-point of each company’s respective announced guidance, the Combined Company is expected to produce approximately 390,000 gold equivalent ounces at cash costs per payable gold equivalent ounce sold of approximately US$735. This represents a 21% increase in production of gold equivalent ounces and a 5% decrease in cash costs per payable gold equivalent ounces sold in 2016 compared to Silver Standard’s mid-point guidance for the year.

(b)
Claude Resources brings an operating presence in Canada, providing further geopolitical diversification as well as opportunity for income tax and general and administrative synergies – Claude Resources’ Seabee Gold Operation is located in Saskatchewan, Canada. Saskatchewan was ranked 2nd for overall investment attractiveness by The Fraser Institute in its 2015 survey of mining and exploration companies[8]. Claude Resources offers Silver Standard shareholders an attractive operating environment, leverage to the Canadian dollar and increases Silver Standard’s portfolio of producing assets in the Americas. Furthermore, the combination of the two companies will enable reductions to general and administrative and public company expenses, estimated to be between C$3.5 million and C$4.5 million per year. The Combined Company will be able to utilize Silver Standard’s Canadian office and financing expenses against income generated from Claude Resources’ Canadian mining assets to lower pro-forma cash taxes.

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[5] Consolidated gold equivalent ounces produced were computed using a gold to silver ratio of 75:1.
6 EBITDA is a non-GAAP measure. The Company defines EBITDA as profits before taxes, adding back depreciation and depletion, and interest expense on loans and borrowings. See “Cautionary Note Regarding Non-GAAP Measures”.

7 EBITDA margin represents EBITDA as a percentage of revenue.
[8] See https://www.fraserinstitute.org/sites/default/files/survey-of-mining-companies-2015.pdf

(c)
The addition of underground mining capabilities to our core operating strengths – The Seabee Gold Operation consists of the Santoy and Seabee underground mines, which have been in commercial production since 2011 and 1991, respectively. Ore from these mines is processed at the Seabee Gold Operation’s central milling facility. By successfully integrating Claude Resources’ underground mining skills and culture within our operating base and culture, Silver Standard will expand its capabilities to pursue both underground and open pit mine operating and development opportunities.

(d)
Strong Mineral Resources to Mineral Reserves conversion opportunity – Based on Claude Resources’ December 31, 2015 Mineral Resources, the Seabee Gold Operation has Inferred Mineral Resources of 1,012,900 ounces, in addition to 239,300 ounces of Mineral Reserves. The Seabee Gold Operation provides significant opportunity to convert Mineral Resources to Mineral Reserves through further drilling and underground development as demonstrated from past Mineral Resources to Mineral Reserve conversions.

(e)
Discovery potential with a large, underexplored land package underpinned by active drill programs – The Seabee Gold Operation is located within a 100%-owned land package of over 19,000 hectares. Between 2013 and 2015, Claude Resources spent only C$2.8 million on surface exploration. The Combined Company will finance a more extensive exploration program and we believe there is potential for gold mineralization discovery. Such a discovery may result in expanded Mineral Resources and a longer mine life.

(f)
Enhancement of corporate credit quality and further strengthening our balance sheet, positioning Silver Standard for future transaction opportunities – Completion of this transaction will add C$21 million to Silver Standard’ net cash position, comprised of C$40 million of cash and bullion and C$19 million of total debt, as of December 31, 2015. The acquisition of Claude Resources will improve our cash and working capital position, while the addition of another operating mine, and corresponding diversification of operating risk, will boost our financial strength and position the Company for future transaction opportunities.

In the course of its evaluation of the Arrangement, the Board consulted with Silver Standard’s senior management, legal counsel and Macquarie, considered current industry, economic and market conditions and trends, reviewed a significant amount of information and considered a number of factors, including but not limited to the following:

(a)	Claude Resources Information. The Board considered the information provided by Claude Resources with respect to its assets, properties and financial condition.

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(b)
Advice from the Financial Advisor. The Board considered the financial presentation of Silver Standard’s financial advisor, Macquarie, as well as the verbal opinion delivered to the Board on March 6, 2016 and the subsequent written Fairness Opinion dated March 7, 2016 that, as of such date, based on its analyses and subject to the assumptions, qualifications and limitations set out in the Fairness Opinion, the Consideration to be delivered by Silver Standard pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

(c)	Size and Market Liquidity. The Board considered the anticipated size, market liquidity and cash position of the Combined Company following the Arrangement.

(d)	Share Value. The Board considered the anticipated value of the outstanding Silver Standard Shares on a fully diluted basis.

(e)
Strategic Opportunity. The Board evaluated with management and its financial advisors the business and strategic opportunities available to increase Shareholder value. The Board determined that the Arrangement was consistent with the Company’s strategy of acquiring quality precious metals properties at fair valuations and was in the best interests of Silver Standard.

(f)
Voting Agreements. The Silver Standard Supporting Shareholders and the Claude Resources Supporting Shareholders, who in total hold approximately 0.14% and 0.85% of the Silver Standard Shares and Claude Resources Shares, respectively, have entered into the Silver Standard Voting Agreements and Claude Resources Voting Agreements, as the case may be, pursuant to which they have agreed, among other things, to vote in favour of the resolutions relating to the Arrangement.

(g)	Required Shareholder Approval. The Board considered that the Share Issuance Resolution must be approved by at least a majority of the votes cast at the Meeting, providing protection for Shareholders.

(h)	Approvals. The Board considered that the Arrangement requires Court approval and may be subject to approval under the Competition Act.
In the course of its deliberations, the Board also identified and considered a variety of risks and potentially negative factors in connection with the Arrangement, including, but not limited to the following:

(a)
Termination of the Arrangement Agreement. Each of Silver Standard and Claude Resources has the right to terminate the Arrangement Agreement in certain circumstances, including in the event of a change having a Material Adverse Effect.

(b)
Satisfaction or Waiver of Conditions Precedent. The completion of the Arrangement is subject to several conditions, including shareholder, court and regulatory approvals, and there is no certainty that all conditions will be satisfied or waived.

(c)
Failure to Complete the Arrangement. If the Arrangement is not completed, a considerable amount of costs, time and effort of Silver Standard and its management team will have been diverted away from other aspects of Silver Standard’s business activities and other potentially accretive transactions.

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(d)
Integration and Realization of Anticipated Benefits. The Combined Company may fail to realize the growth opportunities and synergies currently anticipated due to challenges associated with integrating the operations and personnel of Silver Standard and Claude Resources.

(e)
Fixed Exchange Ratio. The Exchange Ratio is fixed and, as a result, the Silver Standard Shares issued on closing of the Arrangement may have a market value different than at the time of approval of the Arrangement.

(f)
Issuance of the Share Consideration. The Arrangement will result in a significant number of Silver Standard Shares to be issued which may adversely affect the market price of the Silver Standard Shares.

(g)
Termination Payments and Fees. The Arrangement Agreement may be terminated by Silver Standard or Claude Resources in certain circumstances, in which case a Termination Fee and/or Expense Reimbursement may be payable.

(h)	Undisclosed Liabilities. There may be undisclosed liabilities that Silver Standard failed to discover or was unable to quantify in its due diligence.
The foregoing summary of the information and factors considered by the Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching their conclusions and recommendations. The recommendations of the Board were made after consideration of all of the above-noted factors and in light of their collective knowledge of the business, financial condition and prospects of Claude Resources, and were also based upon the advice of financial advisors and legal advisors to the Board. In addition, individual members of the Board may have assigned different weights to different factors.
Steps of the Transactions under the Arrangement Agreement
The Arrangement will be carried out pursuant to the Arrangement Agreement, including the Plan of Arrangement. The principal features of the transactions contemplated by the Arrangement Agreement are summarized as set forth below (and are qualified in their entirety by reference to the full text of the Plan of Arrangement and the Arrangement Agreement). The Arrangement Agreement (including the Plan of Arrangement) is filed under Silver Standard’s profile on SEDAR at www.sedar.com.
Steps to the Arrangement

1.
Claude Resources will file Articles of Arrangement giving effect to the Plan of Arrangement and at the Effective Time the following shall occur in the following order without any further act or formality:

(a)	the Claude Shareholder Rights Plan shall be terminated (and all the rights issued under it shall expire);

(b)	each Claude Resources Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof to Silver Standard and Silver Standard shall

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thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 of the Plan of Arrangement and the name of such Dissenting Shareholder shall be removed from the central securities register as a holder of Claude Resources Shares;

(c)
each outstanding Claude Resources Share (other than Claude Resources Shares held by Silver Standard or any subsidiary thereof or a Dissenting Shareholder) shall be deemed to be transferred to Silver Standard and, in consideration therefor, Silver Standard shall issue the Consideration for each Claude Resources Share;

(d)
each Claude Resources Option outstanding immediately prior to the Effective Time shall be exchanged for a fully vested Silver Standard Replacement Option to acquire from Silver Standard the number of Silver Standard Shares and at a price per option that is adjusted based on the Exchange Ratio; and

(e)	Claude will file an election with the Canada Revenue Agency to cease to be a public corporation for the purposes of the Tax Act.

2.	With effect as of the Effective Time, one (1) nominee of Claude Resources will be appointed as a director of Silver Standard.

3.
With effect as of the Effective Time, the directors and executive officers of Claude Resources shall resign and nominees of Silver Standard shall be appointed as the directors and officers of Claude Resources.

Treatment of Claude Resources Options
Each Silver Standard Replacement Option will entitle the holder to purchase from Silver Standard the number of Silver Standard Shares equal to the product of (i) the number of Claude Resources Shares subject to the Claude Resources Option immediately before the Effective Time multiplied by (ii) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a Silver Standard Share on any particular exercise of Silver Standard Replacement Options, then the number of Silver Standard Shares otherwise issued on exercise of the Silver Standard Replacement Option shall be rounded down to the nearest whole number of Silver Standard Shares. The exercise price per Silver Standard Share of such Silver Standard Replacement Option shall be an amount equal to the quotient of (i) the exercise price per Claude Resources Share under the exchanged Claude Resources Option before the Effective Time divided by (ii) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Silver Standard Replacement Options shall be rounded up to the nearest whole cent. Except as described below, the terms and conditions of a Silver Standard Replacement Option, including the term to expiry, will be the same as the Claude Resources Option for which it was exchanged, and the Silver Standard Replacement Option will continue to be governed by the terms of the Claude Resources Option Plan.
Notwithstanding the terms and conditions of the Claude Resources Option Plan, the expiry date for any Silver Standard Replacement Options that are held by a person who ceases to be a director or consultant of Claude Resources or is an employee or officer that is terminated without cause within six months after the Effective Date shall be the earlier of: (a) the expiry date of such Silver Standard Replacement Option (with such expiry date not being a result of the holder of the option ceasing to be a director, consultant, officer or employee of Claude Resources) and (ii) two years

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after the date such person ceases to be a director or consultant of Claude Resources or is terminated without cause.
Issuance of the Share Consideration
As at the close of business on the Record Date, there were 197,671,447 Claude Resources Shares and 8,105,687 Claude Resources Options issued and outstanding. Additionally, based on the closing price of the Claude Resources Shares on the Record Date, approximately 1,011,000 Claude Resources Shares were issuable pursuant to the Claude Resources ESPP. Assuming Claude Resources settles its obligations under the Claude Resources ESPP by issuing Claude Resources Shares and assuming no additional Claude Resources Shares or Claude Resources Options are issued, Silver Standard will issue up to 36,769,218 Silver Standard Shares to former Claude Resources Shareholders and will reserve 1,499,552 Silver Standard Shares for issuance pursuant to the Silver Standard Replacement Options. Therefore, a total of 38,268,770 Silver Standard Shares may be issued pursuant to the Arrangement, representing approximately 47.4% of the issued and outstanding Silver Standard Shares as of the close of business on the Record Date.
Upon completion of the Arrangement, Silver Standard will have approximately 117,595,702 Silver Standard Shares issued and outstanding on an undiluted basis, with approximately 36,769,218 Silver Standard Shares to be held by former Claude Resources Shareholders and approximately 80,826,484 Silver Standard Shares to be held by current Shareholders, which represents ownership of Silver Standard of approximately 31% by former Claude Resources Shareholders and approximately 69% by current Shareholders on an undiluted basis.
Completion of the Arrangement
Upon the satisfaction or waiver of the conditions to the completion of the Arrangement, including receipt of all necessary Shareholder approvals and receipt of all regulatory and all third party consents, the steps set out above will be implemented. It is currently anticipated that the Arrangement will be completed on or about May 31, 2016.
Employment Matters
As a result of the completion of the Arrangement, pursuant to their respective employment agreements, it is anticipated that the following executive officers of Claude Resources will become entitled to lump sum payments in the following amounts:

Name	Position	Termination and Change of Control Payment
Brian Skanderbeg	President & Chief Executive Officer	C$1.0 million
Rick Johnson	Vice President Finance & Chief Financial Officer	C$1.1 million
The Company is currently in discussions with Mr. Skanderbeg for the provision of his services as a consultant following completion of the Arrangement. As of the date of this Circular the terms and scope of the work Mr. Skanderbeg may provide to the Combined Company are still subject to negotiation.

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Insurance and Indemnification
Pursuant to the Arrangement Agreement, Silver Standard has agreed that it shall, or shall cause Claude Resources and its subsidiaries to maintain customary “run off” policies of directors’ and officers’ liability insurance providing protection for those directors and officers of Claude Resources and its subsidiaries who are resigning as of the Effective Date no less favourable in the aggregate to the protection provided by the policies maintained by Claude Resources and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date, and to maintain such “run-off” policies in effect without reduction in scope or coverage for a period of six (6) years from the Effective Date.
Silver Standard has also agreed under the Arrangement Agreement that it will honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Claude Resources and its subsidiaries and acknowledges that such rights will survive the completion of the Plan of Arrangement and will continue in full force and effect.
Risk Factors
Shareholders should carefully consider the following risk factors in evaluating whether to approve the Share Issuance Resolution. These risk factors should be considered in conjunction with the other information included in this Circular, including the documents incorporated by reference herein.
Risk Factors Relating to the Arrangement
The Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a Material Adverse Effect.
Each of Silver Standard and Claude Resources has the right to terminate the Arrangement Agreement and the Arrangement in certain circumstances. Accordingly, there is no certainty, nor can Silver Standard provide any assurance, that the Arrangement Agreement will not be terminated by either Silver Standard or Claude Resources before the completion of the Arrangement. For example, each Party has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a Material Adverse Effect on the other Party. Although a Material Adverse Effect excludes certain events that are beyond the control of Silver Standard or Claude Resources (such as general changes in the global economy or changes that affect the mining industry generally and which do not have a materially disproportionate effect on Silver Standard or Claude Resources), there is no assurance that a change having a Material Adverse Effect on Silver Standard or Claude Resources will not occur before the Effective Date, in which case Claude Resources or Silver Standard could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.
There can be no certainty that all conditions precedent to the Arrangement Agreement will be satisfied
In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Silver Standard or Claude Resources, including Claude Resources’ Shareholders approving the Arrangement, the Silver Standard Shareholders approving the Share Issuance Resolution and required regulatory approvals being obtained by the Parties.

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There is no certainty, nor can Silver Standard provide any assurance, that these conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of the Silver Standard Shares may be adversely affected. Certain costs related to the Arrangement, such as legal, accounting and certain financial fees, must be paid by Silver Standard even if the Arrangement is not completed.
There can be no certainty that the Arrangement will be completed
There is no certainty that the Arrangement will be completed. If the Arrangement is not completed, a considerable amount of funds will have been incurred in pursuing the Arrangement and even if an Expense Reimbursement is payable by Claude Resources to Silver Standard, it may not be sufficient to cover all of the costs incurred in connection with the Arrangement. The management team and other personnel of Silver Standard will also have devoted considerable amounts of time towards consummation of the transaction and the failure to complete the Arrangement will have resulted in the diversion of management’s focus and efforts away from other aspects of Silver Standard’s business activities and other potentially accretive transactions. The failure to complete the Arrangement may also result in Silver Standard having to reconstitute its management team and invest additional time and funds in pursuing an alternative business strategy.
Uncertainties associated with integration and realizing the anticipated benefits of the Arrangement
The Arrangement will involve the integration of companies that previously operated independently. An important factor in the success of the Arrangement will be the ability of Silver Standard’s management team to integrate all or part of the operations, systems, technologies and personnel of Silver Standard and Claude Resources following the completion of the transaction and to realize the anticipated growth opportunities and synergies. The Arrangement and/or the integration of the two businesses can result in unanticipated operational problems and interruptions, expenses and liabilities, the diversion of management attention and the loss of key employees. There can be no assurance that the Arrangement and business integration will be successful or that the combination will not adversely affect the business, financial condition or operating results of Silver Standard. In addition, Silver Standard may incur costs related to the Arrangement and related to integrating the two companies. There can be no assurance that Silver Standard or Claude Resources will not incur additional material costs in subsequent quarters to reflect additional costs associated with the Arrangement or that the benefits expected from the Arrangement will be realized.
Risks associated with the Exchange Ratio
Pursuant to the provisions of the Arrangement Agreement, each Claude Resources Share will be exchanged for 0.185 of a Silver Standard Share. The Exchange Ratio is fixed and it will not otherwise increase or decrease due to fluctuations in the market price of the Silver Standard Shares. The implied value of the Silver Standard Shares that Silver Standard will issue in connection with the Arrangement will depend on the market price of the Silver Standard Shares on the Effective Date. If the market price of the Silver Standard Shares increases or decreases, the value of the Silver Standard Shares issued pursuant to the Arrangement will correspondingly increase or decrease. Although the number of Silver Standard Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of the Silver Standard Shares, there can be no assurance that the market price of the Silver Standard Shares on the Effective Date will not be lower or higher than the market price of the Silver Standard Shares on the date of the Meeting. Many of the factors that affect the market price of the Silver Standard Shares are

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beyond the control of Silver Standard. These factors include fluctuations in commodity prices, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.
The issuance of a significant number of Silver Standard Shares and a resulting “market overhang” could adversely affect the market price of Silver Standard Shares after completion of the Arrangement
On completion of the Arrangement, a significant number of additional Silver Standard Shares will be available for trading in the public market. See also “The Arrangement – Regulatory Approvals and Securities Law Matters”. The increase in the number of Silver Standard Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, the Silver Standard Shares. The potential that Silver Standard Shareholders may sell their Silver Standard Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Silver Standard Shares in the public market, could adversely affect the market price of the Silver Standard Shares.
Silver Standard will incur costs and may have to pay a Termination Fee and/or Expense Reimbursement
Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Silver Standard even if the Arrangement is not completed. Silver Standard and Claude Resources are each liable for their own costs incurred in connection with the Arrangement. If the Arrangement is not completed, Silver Standard may be required in certain circumstances to pay Claude Resources the Termination Fee and/or the Expense Reimbursement. See “The Arrangement Agreement – Termination – Termination Payment, and – Expense Reimbursement.”
There may be potential undisclosed liabilities associated with the Arrangement
In connection with the Arrangement, there may be liabilities that Silver Standard failed to discover or was unable to quantify in its due diligence (which was conducted prior to the execution of the Arrangement Agreement). The representations, warranties and indemnities contained in the Arrangement Agreement will not survive past the Effective Date.
The unaudited pro forma combined consolidated financial statements of Silver Standard are presented for illustrative purposes only and may not be an indication of Silver Standard’s financial conditions or results of operations following the Arrangement
The unaudited pro forma combined financial statements contained in this Circular are presented for illustrative purposes only as of their respective dates and may not be an indication of the financial condition or results of operations of Silver Standard following the Arrangement for several reasons. For example, the unaudited pro forma combined financial statements have been derived from the respective historical financial statements of Silver Standard and Claude Resources and certain adjustments and assumptions made as of the dates indicated therein have been made to give effect to the Arrangement and the other respective relevant transactions. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. See “Caution Regarding Forward-Looking Information”. Moreover, the unaudited pro forma combined financial statements reflect the price of the Silver Standard Shares on the TSX as of the close of business on March

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28, 2016. The impact of any change in the fair market value of the Silver Standard Shares since March 28, 2016 is not reflected in the unaudited pro forma combined financial statements. Additionally, the unaudited pro forma combined financial statements do not reflect all costs expected to be incurred by the Silver Standard and Claude Resources in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Silver Standard and Claude Resources is not reflected in the unaudited pro forma combined financial statements.
Risk Factors Relating to Claude Resources
Upon completion of the Arrangement, the Company will acquire all of the outstanding Claude Resources Shares. An investment in Claude Resources is subject to certain risks which may differ or be in addition to the risks applicable to an investment in the Company. A description of the risk factors applicable to Claude Resources is contained under the heading “Risk Factors” in Schedule C to this Circular.
Risk Factors Relating to the Company
Whether or not the Arrangement is completed, the Company will continue to face many of the risks that it currently faces with respect to its business. A description of the risk factors applicable to the Company is contained under the heading “Risk Factors” in Schedule B to this Circular.
INFORMATION CONCERNING SILVER STANDARD
For further information regarding the Company, please refer to Schedule B of this Circular.
INFORMATION CONCERNING CLAUDE RESOURCES
For further information regarding Claude Resources, please refer to Schedule C of this Circular.
INFORMATION CONCERNING THE COMBINED COMPANY UPON COMPLETION OF THE ARRANGEMENT
For further information regarding the Company and Claude Resources upon completion of the Arrangement, please refer to Schedule D of this Circular.
THE ARRANGEMENT AGREEMENT
The description of the Arrangement Agreement, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Arrangement Agreement which is filed under Silver Standard’s profile on SEDAR at www.sedar.com.
Effective Date and Conditions of Arrangement
If the Arrangement Resolution and the Share Issuance Resolution are passed, the Final Order of the Court is obtained approving the Arrangement, every requirement of the CBCA relating to the Arrangement has been complied with and all other conditions to the Arrangement are met or waived, the Arrangement will become effective at 12:01 a.m. (Vancouver time) on the Effective Date. It is currently expected that the Effective Date will be on or about May 31, 2016.

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Representations and Warranties
The Arrangement Agreement contains representations and warranties made by Claude Resources to Silver Standard and representations and warranties made by Silver Standard to Claude Resources. Those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating its terms and as set out in the Claude Resources Disclosure Letter and Silver Standard Disclosure Letter, as applicable. Some of the representations and warranties are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure to Shareholders, or are used for the purpose of allocating risk between the Parties. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.
The representations and warranties provided by Claude Resources in favour of Silver Standard relate to, among other things: (a) the approval and recommendation of the Arrangement by the Claude Resources Board; (b) the receipt of the Claude Resources Fairness Opinions; (c) the due incorporation, existence, capacity, authority, registration and licensing to conduct the business of Claude Resources and its material subsidiaries; (d) the corporate power and capacity of Claude Resources to enter into the Arrangement Agreement and perform its obligations thereunder; (e) the authorization, execution and delivery of the Arrangement Agreement, performance of its obligations thereunder, and completion of the Arrangement will not: (i) result in a violation, conflict with, or breach of Claude Resources’ constating documents, permits, material contracts or laws to which Claude Resources is subject, (ii) cause the suspension or revocation of any permit currently in effect relating to Claude Resources or any of its subsidiaries, (iii) give rise to a right of termination or acceleration of indebtedness under any material contracts or permits, (iv) result in the creation of any lien upon any of the properties or assets of Claude Resources or any of its subsidiaries, (v) give rise to any rights of first refusal or trigger any change of control provisions, rights of first offer or first refusal under any material contracts or permits, or (vi) result in any material payment becoming due to any director, officer or employee of Claude Resources or any subsidiary of Claude Resources or increase or accelerate benefits or payments under any pension or benefit plan; (f) the capitalization of Claude Resources; (g) the deferment of the separation time of the rights under the Claude Resources Shareholder Rights Plan in respect of the Arrangement; (h) Claude Resources’ reporting issuer status and the absence of a cease trade order against the securities of Claude Resources; (i) Claude Resources’ ownership of its subsidiaries; (j) Claude Resources having made all required filings under applicable securities laws and such filings not containing any untrue statement of material fact or any omission to state a material fact; (k) the financial statements and corresponding management’s discussion and analysis of Claude Resources; (l) Claude Resources’ internal controls, financial reporting and no material change in Claude Resources’ accounting policies; (m) Claude Resources’ compliance with the anti-corruption legislation in the U.S. and Canada; (n) the accuracy of the books and records of Claude Resources; (o) the accuracy and completeness of the minute books of Claude Resources and its material subsidiaries; (p) the absence of undisclosed liabilities; (q) Claude Resources’ working capital; (r) the absence of material changes in respect of Claude Resources and its material subsidiaries; (s) the absence of material claims or proceedings against Claude Resources and its subsidiaries; (t)

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the due payment of taxes and other tax matters; (u) title to property and interests in concessions of Claude Resources and its material subsidiaries; (v) the ownership of good and valid title of, or valid leasehold or licence interests in, all material properties and material assets by Claude Resources and its material subsidiaries; (w) contracts with third parties in good standing; (x) Claude Resources and its material subsidiaries having all required permits and being in compliance under such permits; (y) the absence of claims challenging rights to Claude Resources’ or its subsidiaries’ intellectual property; (z) compliance with all environmental laws and permits; (aa) the accuracy of disclosed Mineral Reserves and Mineral Resources of Claude Resources; (bb) compliance will all applicable laws; (cc) employee benefits; (dd) labour and employment law matters; (ee) the absence of violations of laws which may have a Material Adverse Effect on Claude Resources; (ff) the absence of any cease trade orders; (gg) the absence of related party transactions; (hh) the absence of rights of Claude Resources Shareholders to compel Claude Resources to register the Claude Resources Shares for public sale or distribution; (ii) the absence of any rights of first refusal or options to purchase any of Claude Resources’ material properties or assets; (jj) the absence of any judgment or order restricting the business of Claude Resources or any of its material subsidiaries; (kk) the absence of fees and commissions of brokers, investment bankers, and financial advisors in connection with the contemplated transaction; (ll) the maintenance of insurance by Claude Resources and its material subsidiaries; and (mm) matters relating to the U.S. Hart-Scott-Rodino Antitrust Improvements Act.
The representations and warranties provided by Silver Standard in favour of Claude Resources relate to, among other things: (a) the approval and recommendation of the Arrangement by the Board; (b) the receipt of a fairness opinion from Macquarie; (c) the due incorporation, existence, capacity, authority, registration and licensing to conduct the business of Silver Standard and its material subsidiaries; (d) the corporate power and capacity of Silver Standard to enter into the Arrangement Agreement and perform its obligations thereunder; (e) the authorization, execution, and delivery of the Arrangement Agreement, performance of its obligations thereunder, and completion of the Arrangement will not: (i) result in a violation, conflict with, or breach of Silver Standard’s constating documents, permits, material contracts or laws to which Silver Standard is subject, (ii) cause the suspension or revocation of any permit currently in effect relating to Silver Standard or any of its subsidiaries, (iii) give rise to a right of termination or acceleration of indebtedness under any material contracts or permits, (iv) result in the creation of any lien upon any of the properties or assets of Silver Standard or any of its subsidiaries, (v) give rise to any rights of first refusal or trigger any change of control provisions, rights of first offer or first refusal under any material contracts or permits, or (vi) result in any material payment becoming due to any director, officer or employee of Silver Standard or any subsidiary of Silver Standard or increase or accelerate benefits or payments under any pension or benefit plan; (f) the capitalization of Silver Standard; (g) Silver Standard’s reporting issuer status and the absence of a cease trade order against the securities of Silver Standard; (h) Silver Standard having made all required filings under applicable securities laws and such filings not containing any untrue statement of material fact or any omission to state a material fact; (i) the financial statements and corresponding management’s discussion and analysis of Silver Standard; (j) Silver Standard’s internal controls, financial reporting and no material change in Silver Standard’s accounting policies; (k) Silver Standard’s compliance with anti-corruption legislation in the U.S. and Canada; (l) the accuracy of the books and records of Silver Standard; (m) the accuracy and completeness of the minute books of Silver Standard and its material subsidiaries; (n) the absence of undisclosed liabilities; (o) the absence of material changes in respect of Silver Standard and its material subsidiaries; (p) the absence of claims or proceedings against Silver Standard and its subsidiaries; (q) the due payment of taxes and other tax matters; (r) title to property and interests in concessions of Silver Standard and its material

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subsidiaries; (s) the ownership of good and valid title of, or valid leasehold or licence interests in, all material properties and material assets by Silver Standard and its material subsidiaries; (t) contracts with third parties in good standing; (u) Silver Standard and its material subsidiaries having all required permits and being in compliance under such permits; (v) the absence of claims challenging rights to Silver Standard’s or its subsidiaries’ intellectual properties; (w) compliance with all environmental laws and permits; (x) the accuracy of disclosed Mineral Reserves and Mineral Resources of Silver Standard; (y) compliance with all applicable laws; (z) the due and valid issuance of the Share Consideration issuable as part of the Arrangement; (aa) Silver Standard’s adequate cash on hand to effect payment in full of the Cash Consideration; (bb) the absence of violations of laws which may have a Material Adverse Effect on Silver Standard; (cc) the absence of any cease trade orders; (dd) the absence of related party transactions; (ee) the absence of any rights of first refusal or options to purchase any of Silver Standard’s material properties or assets; (ff) the absence of any judgment or order restricting the business of Silver Standard or any of its material subsidiaries; (gg) the absence of fees and commissions of brokers, investment bankers, and financial advisors in connection with the contemplated transaction; (hh) Silver Standard’s status under United States securities laws; (ii) Silver Standard’s eligibility for use of a short form prospectus; and (jj) matters relating to the Investment Canada Act.
Conditions to the Arrangement Becoming Effective
In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.
Mutual Conditions
The respective obligations of Claude Resources and Silver Standard to complete the transactions contemplated in the Arrangement Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions, each of which may only be waived with the mutual consent of the Parties:

(a)
the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Claude Resources or Silver Standard, acting reasonably, on appeal or otherwise;

(b)	the Claude Resources Shareholder Approval shall have been obtained at the Claude Resources Meeting in accordance with the Interim Order;

(c)	the Silver Standard Shareholder Approval shall have been obtained at the Silver Standard Meeting;

(d)
there shall not exist any prohibition at law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Claude Resources or Silver Standard which shall prevent the consummation of the Arrangement;

(e)	the Key Regulatory Approvals shall have been obtained;

(f)	the Arrangement Agreement shall not have been terminated in accordance with its terms; and

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(g)	the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws.
Silver Standard Conditions
The obligations of Silver Standard to complete the transactions contemplated in the Arrangement Agreement shall also be subject to the fulfillment of each of the following conditions:

(a)
all covenants of Claude Resources under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Silver Standard shall have been duly performed by Claude Resources in all material respects;

(b)
all representations and warranties of Claude Resources in the Arrangement Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct in all respects, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by Claude Resources in the Arrangement Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date the accuracy of which shall be determined as of that specified date);

(c)	the Key Third Party Consents shall have been obtained;

(d)
since the date of the Arrangement Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Claude Resources;

(e)	there shall be no B/A advances outstanding under the credit agreement among Claude, certain subsidiaries of Claude Resources and The Bank of Nova Scotia dated September 18, 2015;

(f)
all charges registered in relation to the royalty granted to each of (i) Red Mile Resources No. 7 Limited Partnership pursuant to the Royalty Agreement dated December 28, 2005 and (ii) Red Mile Resources No. 8 Limited Partnership pursuant to the Royalty Agreement dated December 22, 2006, shall have been discharged; and

(g)	holders of no more than 7% of the Claude Resources Shares shall have exercised Dissent Rights.
The foregoing conditions are for the sole benefit of Silver Standard and may be waived by Silver Standard in whole or in part at any time.
Claude Resources Conditions

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The obligations of Claude Resources to complete the transactions contemplated in the Arrangement Agreement, shall also be subject to the fulfillment of each of the following conditions:

(a)
all covenants of Silver Standard under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Claude Resources shall have been duly performed by Silver Standard in all material respects, and Claude Resources shall have received a certificate of Silver Standard, addressed to Claude Resources and dated the Effective Time, signed on behalf of Silver Standard by two executive officers of Silver Standard, confirming the same as of the Effective Date;

(b)
all representations and warranties of Silver Standard in the Arrangement Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct in all respects, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by Silver Standard in the Arrangement Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date the accuracy of which shall be determined as of that specified date);

(c)
since the date of the Arrangement Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Silver Standard;

(d)
Silver Standard shall have delivered evidence satisfactory to Claude Resources of the approval of the listing and posting for trading on the TSX of the Share Consideration (including the Silver Standard Shares issuable on exercise of the Silver Standard Replacement Options), subject only to satisfaction of the standard listing conditions;

(e)	the actions required to be taken by Silver Standard for adding a nominee of Claude Resources to the Silver Standard Board with effect as and from the Effective Time shall have been taken; and

(f)	Silver Standard shall have complied with its obligations to deposit the Consideration with the Depositary and the Depositary shall have confirmed receipt of the Consideration.
The foregoing conditions are for the sole benefit of Claude Resources and may be waived by Claude Resources in whole or in part at any time.
Covenants of Claude Resources
Covenants Relating to Conduct of Business
Claude Resources has made certain covenants intended to ensure that Claude Resources shall carry on business in the ordinary course of business consistent with past practice, until the earlier

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of: (i) the Effective Time; and (ii) the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement Agreement.
These covenants include, among other things:

(a)	not to:

(i)	amend its articles, charters or by-laws;

(ii)
split, combine or reclassify any shares in the capital of Claude Resources or any of its material subsidiaries, or declare, set aside or pay any dividend or other distribution or payment in respect of the Claude Resources Shares;

(iii)
issue, grant, deliver, sell or pledge, any Claude Resources RSUs, Claude Resources DSUs, Claude Resources Shares or shares of its material subsidiaries, or any rights convertible into or exchangeable or exercisable for shares or other securities of Claude Resources or its material subsidiaries, other than the issuance of Claude Resources Shares pursuant to existing Claude Resources Options and certain other exemptions;

(iv)	redeem, purchase or acquire any outstanding securities of Claude Resources or any of its subsidiaries;

(v)	amend the terms of any of its securities;

(vi)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Claude Resources or any of its material subsidiaries;

(vii)	amend its accounting policies except as required in accordance with IFRS;

(viii)
sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Claude Resources or any of its material subsidiaries for an amount greater than C$1 million, other than in the ordinary course of business consistent with past practice;

(ix)
acquire any assets, securities, properties, interests, businesses, corporation, partnership or other business organization, or make any investment for an amount greater than C$1 million, other than in the ordinary course of business consistent with past practice;

(x)
incur, create, assume or otherwise become liable for any indebtedness for borrowed money or other liability or assume or guarantee the obligations of any other person, other than in the ordinary course of business consistent with past practice;

(xi)	pay, discharge or satisfy any material liabilities or obligations, other than in the ordinary course of business consistent with past practice;

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(xii)	waive, release, grant or transfer any rights of material value, other than in the ordinary course of business consistent with past practice;

(xiii)
enter into new commitments of a capital expenditure nature in excess of C$1 million except in accordance with the current approved budgets that have been disclosed to Silver Standard, other than in the ordinary course of business consistent with past practice;

(xiv)
other than as is necessary to comply with laws, contracts, existing employment agreements or benefit plans, (i) increase compensation of; (ii) make a loan to or; (iii) grant any severance, change of control, bonus or termination pay to, any officer, employee or director of Claude Resources; provided however that is acknowledged and agreed that the Claude Resources Board will: (x) accelerate full vesting of and pay, in cash, to the holders of the Claude Resources DSUs and Claude Resources RSUs, an amount in cash equal to the value of all outstanding Claude Resources DSUs and Claude Resources RSUs determined in accordance with the Claude Resources Deferred Share Unit Plan or Claude Resources Restricted Share Unit Plan, as applicable, and (y) accelerate full vesting of any unvested Claude Resources Options and resolve that all Claude Resources Options shall continue to be exercisable in accordance with their terms following the Effective Date and, for greater certainty, that the Claude Resources Options shall not be subject to any early termination as a result of, or in connection with, the Arrangement;

(xv)
settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than C$1 million, (i) any material action, claim or proceeding brought against Claude Resources and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;

(xvi)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect Claude Resources or any of its subsidiaries from competing in any manner;

(xvii)	waive, release or assign any material rights, claims or benefits of Claude Resources or any of its material subsidiaries;

(xviii)	enter into any new material contract or modify in any material respect, transfer or terminate any existing material contract, or waive, release or assign any material rights or claims thereunder;

(xix)
change any method of tax accounting, make or change any tax election, file any materially amended return, settle or compromise any tax liability in excess of C$500,000, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of taxes, enter into any closing agreement with respect to any tax or surrender any right to claim a material tax refund;

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(xx)
take any action or fail to take any action which would result in the material loss of, loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material permits or any approvals from any Government Entity necessary to conduct its business as now conducted or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approval; and

(xxi)
take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or materially delay or materially impede the ability of Claude Resources to consummate the Arrangement;

(b)	to use commercially reasonable efforts to maintain its current insurance policies (or re-insurance) policies maintained by Claude Resources or any of its subsidiaries;

(c)
to keep Silver Standard fully informed as to all material decisions or actions required to be made with respect to the operations of the business of Claude Resources, provided however that the failure to do so shall not constitute a breach of the Arrangement Agreement that, in and of itself, may lead to termination of the Arrangement Agreement; and

(d)
to promptly notify Silver Standard in writing of any circumstances or development that, to the knowledge of Claude Resources, is or could reasonably be expected to constitute a Material Adverse Effect.

Covenants Relating to the Arrangement
Claude Resources has also agreed with Silver Standard that it will perform all obligations required or desirable to be performed by Claude Resources under the Arrangement Agreement, cooperate with Silver Standard and do all such acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement, including that Claude Resources will:

(a)
immediately defer the separation time of the rights under the Claude Resources Shareholder Rights Plan in respect of the Arrangement and continue to defer the separation time in respect of the Arrangement unless otherwise requested by Silver Standard;

(b)
subject to obtaining confirmation that insurance coverage is maintained as contemplated in the Arrangement Agreement and provided that the Effective Date has occurred, use its reasonable commercial efforts to cause such members of the Claude Resources Board to resign as Silver Standard may require, at the time and in the manner requested by Silver Standard, as of the Effective Date, with nominees of Silver Standard to be appointed to the Claude Resources Board immediately after such resignation;

(c)
apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Claude Resources and Claude Resources shall file as soon as reasonably practicable with all applicable Governmental Entities all notices, applications, submissions or other documents or information required; and, in doing

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so, keep Silver Standard reasonably informed as to the status of the proceedings related to obtaining such approvals in order for Silver Standard to provide its comments thereon;

(d)
use its commercially reasonable efforts to obtain as soon as practicable following execution of the Arrangement Agreement all third party consents, approvals and notices required under any of the material contracts, and all Key Third Party Consents relating to Claude Resources;

(e)
defend all lawsuits or other legal, regulatory or other proceedings against Claude Resources challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby;

(f)
use commercially reasonable efforts to assist Silver Standard in making the necessary arrangements to restructure, payout or otherwise deal with Claude Resources’ indebtedness under the credit agreement among Claude Resources, certain subsidiaries of Claude Resources and The Bank of Nova Scotia dated September 18, 2015; and

(g)
until the earlier of the Effective Time and termination of the Arrangement Agreement, subject to applicable law, make available and cause to be made available to Silver Standard information reasonably requested by Silver Standard for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Silver Standard and Claude Resources following the Effective Date and confirming the representations and warranties of Claude Resources set out in the Arrangement Agreement.

Covenants of Silver Standard
Covenants Relating to Conduct of Business
Silver Standard has made certain covenants intended to ensure that Silver Standard shall carry on business in the ordinary course of business consistent with past practice until the earlier of: (i) the Effective Time; and (ii) the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement Agreement.
These covenants include, among other things:

(a)	not to:

(i)	amend its articles, charters or by-laws;

(ii)
split, combine or reclassify any shares in the capital of Silver Standard or any of its material subsidiaries, or declare, set aside or pay any dividend or other distribution or payment in respect of the Silver Standard Shares;

(iii)
issue, grant, deliver, sell or pledge, any Silver Standard Shares or shares of its material subsidiaries, or any rights convertible into or exchangeable or exercisable for shares or other securities of Silver Standard or its material

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subsidiaries, other than the issuance of Silver Standard Shares pursuant to existing Silver Standard options and certain other exemptions;

(iv)	redeem, purchase or acquire any outstanding securities of Silver Standard or any of its subsidiaries;

(v)	amend the terms of any of its securities;

(vi)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Silver Standard or any of its material subsidiaries;

(vii)	amend its accounting policies except as required in accordance with IFRS;

(viii)
sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Silver Standard or any of its material subsidiaries for an amount greater than C$5 million, other than in the ordinary course of business consistent with past practice;

(ix)
acquire any assets, securities, properties, interests, businesses, corporation, partnership or other business organization, or make any investment for an amount greater than C$5 million, other than in the ordinary course of business consistent with past practice;

(x)
incur, create, assume or otherwise become liable for any indebtedness for borrowed money or other liability or assume or guarantee the obligations of any other person, other than in the ordinary course of business consistent with past practice;

(xi)	pay, discharge or satisfy any material liabilities or obligations, other than in the ordinary course of business consistent with past practice;

(xii)	waive, release, grant or transfer any rights of material value, other than in the ordinary course of business consistent with past practice;

(xiii)
enter into new commitments of a capital expenditure nature in excess of C$5 million except in accordance with the current approved budgets that have been disclosed to Claude Resources, other than in the ordinary course of business consistent with past practice;

(xiv)
other than as is necessary to comply with laws, contracts, existing employment agreements or benefit plans, (i) increase compensation of; (ii) make a loan to or; (iii) grant any severance, change of control, bonus or termination pay to, any officer, employee or director of Silver Standard;

(xv)
settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than C$5 million, (i) any material action, claim or proceeding brought against Silver Standard and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported

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holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;

(xvi)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect Silver Standard or any of its subsidiaries from competing in any manner;

(xvii)	waive, release or assign any material rights, claims or benefits of Silver Standard or any of its material subsidiaries;

(xviii)
enter into any new material contract or modify in any material respect, transfer or terminate any existing material contract, or waive, release or assign any material rights or claims thereunder, other than in the ordinary course of business consistent with past practice;

(xix)
change any method of tax accounting, make or change any tax election, file any materially amended return, settle or compromise any tax liability in excess of C$1 million, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of taxes, enter into any closing agreement with respect to any tax or surrender any right to claim a material tax refund;

(xx)
take any action or fail to take any action which would result in the material loss of, loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material permits or any approvals from any Government Entity necessary to conduct its business as now conducted or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approval; and

(xxi)
take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or materially delay or materially impede the ability of Silver Standard to consummate the Arrangement;

(b)
to keep Claude Resources fully informed as to all material decisions or actions required to be made with respect to the operations of the business of Silver Standard, provided however that the failure to do so shall not constitute a breach of the Arrangement Agreement that, in and of itself, may lead to termination of the Arrangement Agreement; and

(c)
to promptly notify Claude Resources in writing of any circumstances or development that, to the knowledge of Silver Standard, is or could reasonably be expected to constitute a Material Adverse Effect.

Covenants Relating to the Arrangement
Silver Standard has also agreed with Claude Resources that it will perform all obligations required or desirable to be performed by Silver Standard under the Arrangement Agreement, cooperate with Claude Resources and do all such acts and things as may be necessary or desirable in order

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to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement, including that Silver Standard shall:

(a)
apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Silver Standard and Silver Standard shall file as soon as reasonably practicable with all applicable Governmental Entities all notices, applications, submissions or other documents or information required; and, in doing so, keep Claude Resources reasonably informed as to the status of the proceedings related to obtaining such approvals in order for Claude Resources to provide its comments thereon;

(b)
subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein;

(c)	ensure that, with effect as and from the Effective Time, a nominee of Claude Resources, acceptable to Silver Standard, acting reasonably, shall be appointed to the Board;

(d)
defend all lawsuits or other legal, regulatory or other proceedings against Silver Standard challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby;

(e)
use its commercially reasonable efforts to obtain as soon as practicable following execution of the Arrangement Agreement all third party consents, approvals and notices required under any of the material contracts, and all Key Third Party Consents relating to Silver Standard;

(f)
not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Silver Standard to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement;

(g)
until the earlier of the Effective Time and termination of the Arrangement Agreement, Silver Standard shall, subject to applicable law, make available and cause to be made available to Claude Resources, and the agents and advisors thereto, information reasonably requested by Claude Resources for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Silver Standard and Claude Resources following the Effective Date and confirming the representations and warranties of Silver Standard set out in the Arrangement Agreement; and

(h)
make joint elections with Eligible Claude Resources Shareholders in respect of the disposition of their Claude Resources Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement. The agreed amount under such joint elections shall be determined by each Eligible Claude Resources Shareholder in his or her sole discretion within the limits set out in the Tax Act.

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Mutual Covenants
Claude Resources and Silver Standard covenant and agree that, except as contemplated in the Arrangement Agreement, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and termination of the Arrangement Agreement:

(a)
it shall, and cause its subsidiaries to use commercially reasonable efforts to, among other things, (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; (iv) co-operate with the other Party in connection with the performance of their obligations hereunder, including giving the other Party a reasonable opportunity to review and comment on any filing or submission being made to a Governmental Entity in connection with the Competition Act Clearance; (v) provide the other Party with any communications received from a Governmental Entity in connection with obtaining the Competition Act Clearance; (vi) neither Party shall attend any meeting with a Governmental Entity in connection with obtaining the Competition Act Clearance, without affording the other Party a reasonable opportunity to attend such meeting, subject to a Governmental Entity’s objection; none of the Parties shall knowingly take any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby; (vii) within five business days following the execution of the Arrangement Agreement, the Parties will mutually determine, with confirmation from the Commissioner satisfactory to each Party acting reasonably, whether the transactions contemplated hereby are subject to Part IX of the Competition Act, or if the Parties are not both in agreement then the Silver Standard will, within 10 Business Days, file a letter with the Commissioner requesting an advance ruling certificate or a No Action Letter and a waiver from the Commissioner; and (viii) the Parties shall exchange such information that a Party reasonably requests for the purposes of determining whether any filing or notices to a Governmental Entity under any competition or anti-trust laws outside of Canada must be submitted; and

(b)
it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by the Arrangement Agreement;

provided, however, that the foregoing mutual covenants shall not require Silver Standard to take any steps or actions that would, in its sole discretion, affect Silver Standard’s or its subsidiaries’ right to own, use or exploit its business, operations or assets or those of Claude Resources or any of its subsidiaries.

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Non-Solicitation Covenant
Claude Resources has covenanted and agreed that neither Claude Resources nor any of its subsidiaries shall, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Claude Resources or any of its subsidiaries:

(a)
solicit, assist, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

(b)
participate in any discussions or negotiations with any person (other than Silver Standard or any of its affiliates) regarding an Acquisition Proposal, provided, however, that Claude Resources may communicate with any person making an Acquisition Proposal for the purpose of advising such person that the Acquisition Proposal could not reasonably be expected to result in a Superior Proposal;

(c)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal;

(d)
accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal; or

(e)	make a Claude Resources Change in Recommendation.
In addition, Claude Resources has agreed that it shall, and shall cause its subsidiaries and representatives to, immediately cease any solicitation, encouragement, discussion or negotiation with any persons that may be ongoing with respect to any Acquisition Proposal. Claude Resources has agreed to discontinue access to any of its confidential information and request the return or destruction of all confidential information regarding Claude Resources and its subsidiaries previously provided to any such person or any other person, as the case may be. Claude Resources has agreed that, except as permitted in the Arrangement Agreement, it shall not terminate, waive, amend or modify any provision of any existing confidentiality or standstill agreement.
However, if at any time prior to obtaining the Claude Resources Shareholder Approval of the Arrangement Resolution at the Claude Resources Meeting, Claude Resources receives a bona fide, written Acquisition Proposal that did not result from a breach of the Arrangement Agreement and the Claude Resources Board determines in good faith, after consultation with Claude Resources’ financial advisors and outside counsel, constitutes or could reasonably be expected to lead to a Superior Proposal, then Claude Resources may, in response to a request made by the person making such Acquisition Proposal and provided it is in compliance with its non-solicitation obligations and provided that it has provided Silver Standard with the details of the Acquisition Proposal: (i) furnish information with respect to Claude Resources and its subsidiaries to the person making such Acquisition Proposal; (ii) enter into discussions or negotiations with the person making such Acquisition Proposal; and (iii) waive any standstill provision or agreement that would otherwise prohibit such person from making such Acquisition Proposal. Claude Resources may only provide confidential information to a person making an Acquisition Proposal pursuant to an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement.

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If Claude Resources receives an Acquisition Proposal, it shall promptly, within 24 hours, notify Silver Standard of the material terms and conditions thereof, and the identity of the person(s) making the Acquisition Proposal, provide a copy of all materials related to the Acquisition Proposal to Silver Standard and keep Silver Standard fully informed as to the status of the Acquisition Proposal.
At any time prior to obtaining Claude Resources Shareholder Approval, if Claude Resources receives an Acquisition Proposal that did not result from a breach of the Arrangement Agreement and which the Claude Resources Board concludes in good faith constitutes a Superior Proposal, Claude Resources may terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal subject to the payment of a Termination Fee described below.
Right to Match
Claude Resources has agreed that it will not accept, approve, endorse, recommend or enter into any agreement, in respect of a Superior Proposal unless: (i) Claude Resources has complied with the non-solicitation provisions of the Arrangement Agreement and has provided Silver Standard with a copy of the Superior Proposal and all related documentation; and (ii) a period (the “Response Period”) of four business days has elapsed from the date that is the later of: (a) the date on which Silver Standard receives written notice from the Claude Resources Board that it has determined to accept, approve, endorse, recommend or enter into a binding agreement to proceed with such Superior Proposal; and (b) the date Silver Standard receives a copy of the Superior Proposal and all related documents.
During the Response Period, Silver Standard will have the right, but not the obligation, to offer to amend the Arrangement Agreement and the Plan of Arrangement. The Claude Resources Board shall review any amended offer by Silver Standard to determine whether the Acquisition Proposal to which Silver Standard is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by Silver Standard to be amended. If the Claude Resources Board determines that the Acquisition Proposal no longer constitutes a Superior Proposal, the Claude Resources Board will enter into an amendment to the Arrangement Agreement with Silver Standard incorporating the proposed amendments and will promptly reaffirm its recommendation of the Arrangement in a press release. If the Claude Resources Board determines that the Acquisition Proposal continues to be a Superior Proposal, it may recommend that holders of its securities accept such Superior Proposal provided that before doing so it terminates the Arrangement Agreement and pays the Termination Fee in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal. Each successive amendment to any Acquisition Proposal that results in a modification of the consideration to be received by the holders of Claude Resources Shares shall constitute a new Acquisition Proposal for the purposes of this section and Silver Standard shall be allowed a new Response Period.
Access to Information
Until the earlier of the Effective Time and the termination of the Arrangement Agreement, and subject to compliance with applicable law and the terms of any existing contracts, each of Claude Resources and Silver Standard have agreed to provide each other with reasonable access to data and information as the other may reasonably request, provided that such information shall be

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subject to the terms and conditions of the existing Confidentiality Agreement between Claude Resources and Silver Standard.
Termination
The Arrangement Agreement may be terminated prior to the Effective Time in certain circumstances (many of which lead to payment of the Termination Fee), including:

(a)	by mutual written agreement of Claude Resources and Silver Standard;

(b)	by either Claude Resources or Silver Standard by written notice to the other Party, if:

(i)
the Effective Time shall not have occurred on or before the Outside Date, except the right to terminate the Arrangement Agreement under this provision shall not be available to any Party whose failure to fulfil any of its obligations or whose breach of its representations and warranties under the Arrangement Agreement has been the cause of the failure of the Effective Time to occur by such Outside Date;

(ii)
there shall be enacted any applicable law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Claude Resources or Silver Standard from consummating the Arrangement and such applicable law (if applicable) or enjoinment shall have become final and non-appealable;

(iii)	Claude Resources Shareholder Approval shall not have been obtained at the Claude Resources Meeting; or

(iv)	Silver Standard Shareholder Approval shall not have been obtained at the Meeting;

(c)	by Silver Standard by written notice to Claude Resources, if:

(i)
prior to obtaining Claude Resources Shareholder Approval, the Claude Resources Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Silver Standard, or fails to reaffirm its recommendation of, the Arrangement within five business days after having been requested in writing by Silver Standard to do so, in a manner adverse to Silver Standard (a “Claude Resources Change in Recommendation”);

(ii)
Silver Standard enters into a legally binding agreement that relates to the acquisition of 100% of the outstanding voting shares of Silver Standard (other than voting shares owned by the person making the proposal) or all or substantially all of the assets of Silver Standard and its subsidiaries and the Board determines that failure to enter into such transaction would be inconsistent with the Board’s fiduciary duties, provided that concurrently with terminations, Silver Standard pays the Termination Fee;

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(iii)	any of the conditions precedent to the Arrangement for the benefit of Silver Standard is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(iv)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Claude Resources set forth in the Arrangement Agreement shall have occurred that would cause the conditions precedent to the Arrangement for the benefit of Silver Standard not to be satisfied (subject to the cure provisions in the Arrangement Agreement);

(v)
Claude Resources is in breach or in default of the non-solicitation provisions of the Arrangement Agreement other than an immaterial breach of Claude Resources’ obligation to provide notice of an Acquisition Proposal to Silver Standard within a prescribed period;

(vi)	the Claude Resources Meeting has not occurred on or before June 21, 2016, unless the failure by Silver Standard to fulfil any obligation under the Arrangement Agreement is the cause; or

(vii)	Claude Resources enters into a legally binding agreement relating to a Superior Proposal;

(d)	by Claude Resources by written notice to Silver Standard, if:

(i)
prior to obtaining the Silver Standard Shareholder Approval, the Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Claude Resources, or fails to reaffirm its recommendation of, the Arrangement within five business days after having been requested in writing by Claude Resources to do so, in a manner adverse to Claude Resources (a “Silver Standard Change in Recommendation”);

(ii)	Claude Resources enters into a legally binding agreement with respect to a Superior Proposal, provided that concurrently with such termination Claude Resources pays the Termination Fee;

(iii)	any of the conditions precedent to the Arrangement for the benefit of Claude Resources is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(iv)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Silver Standard set forth in the Arrangement Agreement shall have occurred that would cause the conditions precedent to the Arrangement for the benefit of Claude Resources not to be satisfied (subject to the cure provisions in the Arrangement Agreement);

(v)
Silver Standard enters into a legally binding agreement that relates to the acquisition of 100% of the outstanding Silver Standard Shares (other than voting shares owned by the person making the proposal) or all or substantially all of the assets of Silver Standard and the Claude Resources

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Board determines that the Arrangement is no longer in the best interests of Claude Resources; or

(vi)	the Meeting has not occurred on or before June 21, 2016, unless the failure by Claude Resources to fulfil any obligation under the Arrangement Agreement is the cause.
Termination Payment
Silver Standard is entitled to be paid the Termination Fee if the Arrangement Agreement is terminated:

(a)
by Silver Standard due to a Claude Resources Change in Recommendation, except where such change in recommendation was made solely because the Claude Resources Board, acting in good faith, determined that a change, effect, event or occurrence had taken place that constituted a Material Adverse Effect on Silver Standard and that, as a consequence, it would be inconsistent with the Claude Resources Board’s fiduciary obligations to continue to recommend that Claude Resources Shareholders vote in favour of the Arrangement;

(b)	by Silver Standard due to a breach by Claude Resources of the non-solicitation provisions of the Arrangement Agreement;

(c)	by Silver Standard if Claude Resources enters into a legally binding agreement relating to a Superior Proposal;

(d)	by Claude Resources if Claude Resources enters into a legally binding agreement relating to a Superior Proposal; or

(e)
by Claude Resources or Silver Standard if the Arrangement Resolution shall have failed to obtain Claude Resources Shareholder Approval at the Claude Resources Meeting, if prior to the earlier of the termination of the Arrangement Agreement or the holding of the Claude Resources Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal with respect to Claude Resources was publicly announced or made to Claude Resources and not withdrawn prior to the Claude Resources Meeting and within 12 months following the termination of Arrangement Agreement either: the announced Acquisition Proposal is consummated by Claude Resources or Claude Resources and/or its subsidiaries enters into a definitive agreement, or the Claude Resources Board approves or recommends, any Acquisition Proposal, which is later consummated; provided that for this provision, all references to “20%” in the definition of the “Acquisition Proposal” shall be “50%”.

Claude Resources is entitled to be paid the Termination Fee if the Arrangement Agreement is terminated:

(a)
by Claude Resources due to a Silver Standard Change in Recommendation, except where such change in recommendation was made solely because the Board, acting in good faith, determined that a change, effect, event or occurrence had taken place that constituted a Material Adverse Effect on Claude Resources and that, as a

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consequence, it would be inconsistent with the Board’s fiduciary obligations to continue to recommend that Shareholders vote in favour of the Arrangement;

(b)
by Silver Standard if Silver Standard enters into a legally binding agreement that relates to the acquisition of 100% of the outstanding Silver Standard Shares (other than voting shares owned by the person making the proposal) or all or substantially all of the assets of Silver Standard and its subsidiaries and the Board determines that failure to enter into such transaction would be it would be inconsistent with the Board’s fiduciary duties; or

(c)
by Claude Resources if Silver Standard enters into a legally binding agreement that relates to the acquisition of 100% of the outstanding Silver Standard Shares (other than voting shares owned by the person making the proposal) or all or substantially all of the assets of Silver Standard and the Claude Resources Board determines that the Arrangement is no longer in the best interests of Claude Resources.

Expense Reimbursement
In the event that either Claude Resources or Silver Standard terminates the Arrangement Agreement due to the failure of the other Party to:

(a)	perform its obligations under the Arrangement Agreement; or

(b)	obtain Claude Resources Shareholder Approval or Silver Standard Shareholder Approval, as applicable, in the absence of certain exceptions;
such defaulting Party shall reimburse the non-defaulting Party in respect of the expenses it has actually incurred in connection with the transactions contemplated under the Arrangement Agreement and the Arrangement to a maximum of C$1,000,000 (the “Expense Reimbursement”).
FAIRNESS OPINION
The following is a summary of the Fairness Opinion. This summary is qualified in its entirety by, and should be read in conjunction with, the full text of the Fairness Opinion attached to this Circular as Schedule F. Shareholders are urged to read the Fairness Opinion in its entirety.
On November 19, 2015, Silver Standard entered into an engagement agreement (the “Engagement Agreement”) with Macquarie, pursuant to which, among other things, Macquarie agreed to provide the Board with an opinion as to the fairness, from a financial point of view, to the Shareholders of the consideration to be delivered by Silver Standard pursuant to the Arrangement. On March 6, 2016, Macquarie provided the Board with a verbal opinion, subsequently confirmed by a written Fairness Opinion dated March 7, 2016, that, as of such date, based on its analyses and subject to the assumptions, qualifications and limitations set out in the Fairness Opinion, that the Consideration to be delivered by Silver Standard pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. The full text of the Fairness Opinion, which sets out, among other things, the assumptions made, information reviewed and matters considered by Macquarie in rendering its opinion, and the limitations and qualifications the Fairness Opinion is subject to, is attached as Schedule F to this Circular.

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The Fairness Opinion was one of a number of factors taken into consideration by the Board in considering the Arrangement. The Fairness Opinion was provided solely for the use of the Board for the purpose of considering the Arrangement and may not be used or relied upon by any other person or for any other purposes without the express prior written consent of Macquarie. Macquarie consented to the inclusion of the entire Fairness Opinion and a summary thereof in this Circular and to the filing thereof by Silver Standard with the securities commissions or similar regulatory authorities in Canada.
Macquarie was not asked to prepare, and has not prepared, a “formal valuation” (within the meaning of MI 61-101) of Silver Standard or Claude Resources or any of the securities or assets thereof, and the Fairness Opinion should not be construed as such. The Fairness Opinion is not intended to be and does not constitute a recommendation to any Shareholder as to how to vote with respect to the matters to be considered at the Meeting. Furthermore, the Fairness Opinion is not, and should not be construed as, advice as to the price at which the Silver Standard Shares may trade.
The Fairness Opinion was rendered on the basis of, among other things, market, economic, financial and general business and other conditions prevailing as of the date of the Fairness Opinion and the conditions and prospects, financial and otherwise, of Silver Standard and Claude Resources as they were reflected in the information provided by Silver Standard and Claude Resources to Macquarie and as they were represented to Macquarie in a certificate provided by senior officers of Silver Standard and in Macquarie’s discussions with the management of Silver Standard, the management of Claude Resources, and certain of their respective consultants, advisors and representatives. In Macquarie’s analyses and in connection with the preparation of the Fairness Opinion, Macquarie made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Macquarie or any party involved in the Arrangement.
Macquarie has disclaimed any undertaking or obligation to advise any person of any change in any fact, or matter affecting the Fairness Opinion that may come or be brought to Macquarie’s attention following the date thereof. Without limiting the foregoing, Macquarie has reserved the right to change, modify or withdraw the Fairness Opinion in the event that there is any material change in any fact, or matter affecting the Fairness Opinion following the date thereof.
Pursuant to the terms of the Engagement Agreement, in consideration for the delivery of the Fairness Opinion, Silver Standard will pay Macquarie a fee that is not contingent upon the conclusions reached in the Fairness Opinion nor upon the successful completion of the Arrangement. Macquarie is entitled to a separate fee that is contingent upon the successful completion of the Arrangement for its services as financial advisor to Silver Standard. In addition, Silver Standard has agreed to reimburse Macquarie for all reasonable out-of-pocket expenses and to indemnify Macquarie in respect of certain liabilities that might arise out of the Engagement Agreement.
SILVER STANDARD VOTING AGREEMENTS
The Silver Standard Supporting Shareholders, who collectively beneficially owned, controlled or directed, directly or indirectly, approximately 115,500 Silver Standard Shares, representing approximately 0.14% of the issued and outstanding Silver Standard Shares as of the Record Date entered into the Silver Standard Voting Agreements.

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Under the Silver Standard Voting Agreements, each Silver Standard Supporting Shareholder has agreed, subject to the terms and conditions thereof, among other things, to vote in favour of the Share Issuance Resolution all of the Silver Standard Shares legally or beneficially owned, directly or indirectly, or controlled or directed, directly or indirectly, by such Silver Standard Supporting Shareholder (the “Silver Standard Subject Shares”). The following is a summary of the principal terms of the Silver Standard Voting Agreements.
Except as otherwise provided for in the Silver Standard Voting Agreement, each Silver Standard Supporting Shareholder has covenanted and agreed that it will:

(a)
vote its Silver Standard Subject Shares in favour of the approval, consent, ratification and adoption of any resolution approving the Arrangement, including the Share Issuance Resolution, at the Meeting and not withdraw any proxy, or voting instruction form or otherwise change its vote in respect thereof and vote its Silver Standard Subject Shares against any resolution or to oppose any action proposed by Silver Standard or any other person that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or that could impede, delay or interfere with the completion of the Arrangement;

(b)
not option, transfer, sell, gift, pledge, hypothecate, encumber, or otherwise dispose of any of its Silver Standard Subject Shares, or enter into any agreement, arrangement or understanding in connection therewith, except with the prior written consent of Claude Resources;

(c)
not, and not permit any person under its control to: (a) solicit proxies, or become a participant, organize or act as part of a group in a solicitation in opposition to, or in competition with, the Arrangement or the Arrangement Agreement; (b) assist any person, entity or group in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Claude Resources in connection with the Arrangement or the Arrangement Agreement; or (c) act jointly or in concert with others with respect to voting securities of Silver Standard for the purpose of opposing or competing with Claude Resources in connection with the Arrangement or the Arrangement Agreement;

(d)
not vote or grant to any person other than Claude Resources, or any person designated by Claude Resources, a proxy or power of attorney to vote, or deliver any voting instruction form, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote the Silver Standard Subject Shares, other than pursuant to this Silver Standard Voting Agreement; and

(e)
deliver, or cause to be delivered, to Silver Standard’s transfer agent, or as otherwise directed by Claude Resources, after receipt of the proxy circular and other proxy materials for, and not less than ten business days before the date of, any Meeting, a duly executed proxy (or voting instruction form or other similar voting document, as applicable) directing that the Silver Standard Subject Shares be voted at such Meeting in favour of the Share Issuance Resolution (and the Arrangement Agreement and any actions required in furtherance thereof.

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Except as otherwise noted in the Silver Standard Voting Agreements, each Silver Standard Voting Agreement will be terminated and be of not further force or effect upon the earliest of:

(a)	the Effective Time;

(b)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms;

(c)	the Outside Date or such later date as may be agreed to in writing by the Parties;

(d)	the mutual consent in writing of the Parties; and

(e)
Claude Resources breaching or being in default of any of its covenants or obligations under the Silver Standard Voting Agreement in a material respect, or any of the representations or warranties of Claude Resources under the Silver Standard Voting Agreement being or subsequently becoming untrue or incorrect in any material respect.

COURT APPROVAL OF THE ARRANGEMENT
The CBCA requires that Claude Resources obtain the approval of the Court in respect of the Arrangement.
Interim Order
On April 1, 2016, Claude Resources obtained the Interim Order providing for the calling and holding of the Claude Resources Meeting and other procedural matters.
Final Order
Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by the Claude Resources Shareholders at the Claude Resources Meeting in the manner required by the Interim Order, and the Share Issuance Resolution is approved by the Shareholders, a hearing on the Arrangement will be held on or about May 20, 2016 for the issuance of the Final Order.
REGULATORY APPROVALS AND SECURITIES LAWS MATTERS
Competition Act Approval
It is a mutual condition precedent to the completion of the Arrangement that, in the event that the Arrangement is subject to the Competition Act then the necessary approval be obtained. Silver Standard and Claude Resources have determined that the transactions contemplated by the Arrangement Agreement do not exceed the threshold for notification set out in the Competition Act and, therefore, no approval is required to be obtained.

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Stock Exchange Approval
The Silver Standard Shares are listed and posted for trading on the TSX under the symbol “SSO” and on Nasdaq under the symbol “SSRI”. The Claude Resources Shares are listed on the TSX under the symbol “CRJ” and on the OTCQB marketplace in the U.S. under the symbol “CLGRF”.
The rules of the TSX and Nasdaq require Silver Standard to obtain shareholder approval for the issuance of greater than 25% and 20%, respectively, of the outstanding Silver Standard Shares. The Arrangement will result in the issuance or potential issuance of approximately 38,268,770 Silver Standard Shares (representing approximately 47.4% of the issued and outstanding Silver Standard Shares as of the close of business on the Record Date) and, therefore, Silver Standard must receive approval from the holders of a majority of the Silver Standard Shares present in person or represented by proxy at a duly constituted Shareholders’ meeting.
It is a condition of the Arrangement that the TSX shall have conditionally approved for listing the Silver Standard Shares to be issued or made issuable in connection with the Arrangement. The TSX conditionally approved the listing of the Silver Standard Shares issuable pursuant to the Arrangement on April 4, 2016, subject to Shareholder approval. An additional listing notification will be filed with Nasdaq prior to the closing of the Arrangement. Shortly after the completion of the Arrangement, the Claude Resources Shares will be delisted from the TSX.
Canadian Securities Law Matters
Distribution and Resale of Silver Standard Shares
Silver Standard is a reporting issuer in all the provinces of Canada. Claude Resources is a reporting issuer in all of the provinces of Canada.
The distribution of the Silver Standard Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus and registration requirements of Canadian securities legislation. The Silver Standard Shares issued pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada, free from restrictions on resale, provided that (i) the trade is not a “control distribution” as defined in NI 45-102, (ii) no unusual effort is made to prepare the market or to create a demand for the Silver Standard Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Silver Standard, the selling security holder has no reasonable grounds to believe that Silver Standard is in default of applicable Canadian securities laws.
Following the completion of the Arrangement, Claude Resources will become a wholly-owned subsidiary of Silver Standard and will cease to be a reporting issuer.
United States Securities Law Matters
The Silver Standard Shares and Silver Standard Replacement Options issuable by Silver Standard in exchange for Claude Resources Shares and Claude Resources Options pursuant to the Arrangement will not be registered under the U.S. Securities Act or applicable state laws and will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

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SPECIAL BUSINESS TO BE CONSIDERED AT THE MEETING
Approval of the Share Issuance
At the Meeting, the Shareholders will be asked to consider and, if deemed fit, to approve the Share Issuance Resolution, the full text of which is reproduced at Schedule E to this Circular.
As at the close of business on the Record Date, there were 80,826,484 Silver Standard Shares and 3,800,176 Silver Standard Options issued and outstanding, and 197,671,447 Claude Resources Shares and 8,105,687 Claude Resources Options issued and outstanding. Additionally, based on the closing price of the Claude Resources Shares on the Record Date, approximately 1,011,000 Claude Resources Shares were issuable pursuant to the Claude Resources ESPP.
Under the Arrangement, assuming Claude Resources settles its obligations under the Claude Resources ESPP by issuing Claude Resources Shares and assuming no additional Claude Resources Shares or Claude Resources Options are issued, Silver Standard will issue up to 36,769,218 Silver Standard Shares to former Claude Resources Shareholders and will reserve 1,499,552 Silver Standard Shares for issuance pursuant to the Silver Standard Replacement Options. Therefore, a total of 38,268,770 Silver Standard Shares may be issued pursuant to the Arrangement, representing approximately 47.4% of the issued and outstanding Silver Standard Shares as of the close of business on the Record Date.
Upon completion of the Arrangement, Silver Standard will have approximately 117,595,702 Silver Standard Shares issued and outstanding on an undiluted basis, with approximately 36,769,218 Silver Standard Shares to be held by former Claude Resources Shareholders and approximately 80,826,484 Silver Standard Shares to be held by current Shareholders, which represents ownership of Silver Standard of approximately 31% by former Claude Resources Shareholders and approximately 69% by current Shareholders on an undiluted basis.
The Board recommends that Shareholders vote in favour of the Share Issuance Resolution at the Meeting. See “The Arrangement – Recommendation of the Board”. To be effective, the Share Issuance Resolution must be approved by not less than a majority of the votes cast by the holders of Silver Standard Shares present in person or represented by proxy at the Meeting.
Unless otherwise indicated, the persons designated as proxy holders in the accompanying form of proxy will vote the Silver Standard Shares represented by such form of proxy FOR the Share Issuance Resolution.

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REPORT ON EXECUTIVE COMPENSATION
LETTER TO SHAREHOLDERS
On behalf of the Board, the Compensation Committee (the “Committee”) is pleased to present the 2015 Letter to Shareholders on Executive Compensation. This letter provides an overview of our Company’s executive compensation philosophy, our business performance in 2015, the areas of executive compensation focus in 2015, and our pay for performance alignment.
Compensation Philosophy
We operate in a capital intensive industry with a view to investing for long-term Shareholder value. In addition to investing in tangible assets, we must invest in our human capital to support our strategic objectives.
We believe that people are the key to achieving our strategic and operational objectives. Our compensation strategy is designed to attract highly-qualified and motivated executives dedicated to the long-term success of the Company and creation of value for our Shareholders. We strive to motivate employees to achieve higher levels of performance and to appropriately reward those employees for their results.
We believe that our pay for performance structure aligns executives with the long-term interests of our Shareholders. Our executive compensation structure is performance-based, driven by the achievements of both the individual and the Company. We emphasize a “pay-for-performance” structure with a significant proportion of executive compensation at risk, in the form of performance-based short-term incentives, stock options and performance share units, and have the appropriate risk management in place to avoid undue risk taking. By requiring our senior executives to meet ownership guidelines, their interests are firmly aligned with our Shareholders.
2015 Business Performance

•
Record annual production: Produced 207,006 ounces of gold at Marigold in 2015, exceeding our increased gold production guidance, and 10.3 million ounces of silver at Pirquitas, driving total production to over 350,000 gold equivalent ounces.

•
Delivered lower cost profile: Reported 2015 cash costs of $692 per payable ounce of gold sold at the Marigold mine, lower than our cash costs guidance range. Reported 2015 all-in sustaining costs of $895 per payable ounce of gold sold.

Reported 2015 cash costs and all-in sustaining costs of $10.68 and $12.44 per payable ounce of silver sold, respectively at the Pirquitas mine.

•	Increased our cash position: Generated cash from operations of $74.1 million during 2015 and increased our cash position to $211.9 million, an improvement of $27.2 million.

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•
Mineral Resource growth at Marigold: Continued exploration success added 680,000 gold ounces of Indicated Mineral Resources, comprised of 350,000 gold ounces from the HideOut and 8 South areas, 250,000 gold ounces from the assay program and 80,000 gold ounces from the Basalt pit. Added 300,000 gold ounces of Inferred Mineral Resources from the Valmy property.

•
Pursuing opportunity to extend operating life of the Pirquitas mine: Signed an agreement with Golden Arrow Resources Corporation to explore and evaluate the Chinchillas project, approximately 30 kilometers from the Pirquitas mine.

Key Areas of Compensation Focus in 2015
We continuously review our executive compensation programs to ensure they are aligned with creation of value for our Shareholders. We focus on performance relative to peer companies and against our business plans and strategy while maintaining good governance processes and practices. Within that context, we focused on the following key items in 2015:

•
Consistent with our focus on cost management, the Board held executive salaries at 2013 levels, with no increases in 2014 and again no increases in 2015, with limited exceptions to ensure market competitiveness;

•
The Committee worked throughout 2015 with Meridian Compensation Partners, its independent compensation consultant, to review and refine our compensation structure to ensure it is fully aligned with key drivers of financial performance and creation of Shareholder value, and once again conducted an annual pay for performance analysis to assist Committee deliberations and confirm alignment with the compensation philosophy and Shareholder experience;

•
As part of establishing the compensation package for Mr. Benson, who was appointed CEO on August 1, 2015, the Committee reviewed all elements of compensation for the role against peer companies to establish a competitive package. As part of this review process, the Change of Control termination payment for the Company’s CEO was set at 24 months to reflect general market practice;

•	To ensure the Company has the required executive skills to achieve its strategic goals, the Committee oversaw the enhancement of our succession and talent management programs; and

•	The Committee undertook a 2015 follow up assessment of the 2014 extensive review of the risk profile in our compensation structure and stress-tested various outcomes based on share price performance.
Pay For Performance Alignment
Since a large portion of executive pay is provided in the form of equity compensation, the Committee believes it is important to note that total compensation for the Named Executive Officers (“NEOs”), as disclosed in the Summary Compensation Table (page 101), includes the grant date value of option- and share-based compensation. As such, the total compensation disclosure does not reflect the fluctuations in value realizable by executives, which ultimately aligns our executive compensation with Shareholder experience.

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Consequently, we believe it is also important to assess performance against realizable pay, which reflects compensation elements set out in the Summary Compensation Table at the intrinsic value of compensation at a set point in time.
During 2015, the Committee compared relative performance against total realizable pay for CEOs for all of our comparator companies during the 3 year period 2012-2014. The results indicate alignment of our CEO’s realizable pay and the Company’s composite financial performance over the 3 year period to December 31, 2014 relative to our compensation peers (see page 84).
Shareholder Engagement & Say On Pay
The Board believes in a process of continuous improvement and values the Shareholder perspective. The Company endorses a “pay-for-performance” approach for executive compensation in order to reinforce the linkages between compensation and the Company’s strategic objectives and risk management processes.
After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation, the Board has determined to provide Shareholders with an annual non-binding “Say on Pay” advisory vote. The purpose of the “Say on Pay” advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans and on the plans themselves. The first “Say on Pay” vote will take place at the Meeting.
Conclusion
The Board, with the support of the Committee, is committed to ensuring the Company’s executive compensation is aligned with Shareholder interests and enables Silver Standard’s long-term competitiveness. We believe that our sound governance practices relating to executive compensation are appropriately linked to our strategy to build long-term Shareholder value. We also believe our governance practices enable us to obtain the right balance between attracting and retaining talented leaders and compensation that is based on performance and sound risk taking.
Respectfully,
Compensation Committee
Steven Reid, Chair
Michael Anglin
Gustavo Herrero

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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS
Summary
This summary provides an overview of the Company’s executive compensation philosophy and program as detailed in the remainder of our Executive Compensation Discussion and Analysis:

•
Within the highly competitive global mining industry, the main objective of our executive compensation program is to attract, retain and engage high-quality, high-performing executives with relevant experience who have the ability to lead the Company and to successfully execute our strategy and deliver long-term value to our Shareholders.

•
We believe in pay for performance, which is why approximately 75% of the President and CEO’s target compensation and 60-70% of other NEOs target compensation is at risk and linked to a combination of individual and corporate performance goals, total Shareholder return and share price performance (components of executive compensation are more fully described beginning on page 91).

•
Compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long term to increase Shareholder value. The Committee and the Board have concluded that any risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company (compensation risk management is more fully described on page 89).

•
As illustrated in the following diagram, the components of NEO compensation are: base salary, cash-based short-term incentive awards, equity-based long-term incentive awards (including stock options and performance share units), benefits, and perquisites (each component of NEO compensation is more fully described beginning on page 91).

•
Short-term incentive awards are linked directly to annual goals and performance, consistent with the Company’s pay-for-performance philosophy (the short-term incentive plan is more fully described on page 94).

•
Long-term incentives are used to align executive officer actions with long-term goals and Shareholder interests, providing rewards consistent with the creation of Shareholder value. They also help the Company retain executives and facilitate executives in meeting their share ownership requirements (the long-term incentive plan is more fully described on page 95).

Executives participate in group benefit and registered retirement savings plans on the same terms as other employees.

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Compensation Practices of Silver Standard
We do:
✓ Pay for Performance

•	The ratio of the CEO’s pay-at-risk to total compensation is 75%

•	The ratio of the CEO’s performance-based equity awards (“PSUs”) to time-based equity awards (stock options) granted in 2015 was 50%

•	The CEO’s short-term incentive payout is based solely on corporate performance

•	PSU awards are earned based on relative Total Shareholder Return (“TSR”) with a rigorous payout scale

•
Threshold (partial) PSU payouts will only be earned at the end of the performance period if the Company’s TSR performance is at least at the 33rd percentile as compared to the performance comparator group

✓ Mitigate undue risk in compensation programs
✓ Stress test variable compensation payouts against share price performance
✓ Have a robust clawback policy
✓ Have an anti-hedging policy and an insider trading policy
✓ Have director and executive share ownership guidelines
✓ Provide modest perquisites with sound business rationale
✓ Provide double-trigger cash severance to the NEOs upon a change-in-control
✓ Provide reasonable post-employment benefits
✓ Promote retention with equity awards that vest over three years
✓ Have an independent Compensation Committee, with all members being independent directors
✓ Retain an independent compensation consultant that provides no other services to the Company (retained by Committee)
✓ Work to improve compensation disclosure on several fronts as part of an ongoing effort to strengthen Shareholder communication and engagement
✓ Have a Shareholder’s Say On Pay advisory vote on our approach to executive compensation - commencing with our 2016 annual meeting

We do not:
X    Reprice underwater stock options
X    Pay dividends on unearned PSUs
X    Provide guaranteed bonuses
X    Provide tax gross-ups for perquisites
X    Grant stock options to non-executive directors

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COMPENSATION DISCUSSION & ANALYSIS
This Compensation, Discussion and Analysis provides a detailed description of the principles, structure and policies that form our executive compensation program.
While we pay our compensation in Canadian dollars, we report our financial results in US dollars.
Unless otherwise stated, the 2015 amounts in the tables of this section, which were paid in Canadian dollars, have been converted to US dollars using an exchange rate of 1.2787, the average exchange rate in effect for 2015. In order to fully disclose changes in pay (distinct from changes in exchange rate), Canadian dollar figures for 2014 and 2013 have been restated in the tables using the same exchange rate of 1.2787.
Introduction
We are engaged in the exploration, development, operation and acquisition of precious metals projects in six countries across the Americas. Silver Standard’s vision is to be one of the world’s premier mining companies, providing exceptional Shareholder value by delivering excellence in all that we do. We will achieve our vision by driving operational excellence in our business to enable growth through the acquisition of precious metals mines and advanced-stage projects. The long-term nature of our business impacts the design of our compensation strategy and how we deliver compensation over time.
Compensation Philosophy
We believe that people are our principal source of competitive advantage. We are committed to operational excellence as part of our business strategy and this commitment extends to our search for, and retention of, executive talent. Our success depends upon a group of highly-qualified and motivated executives dedicated to the consistent operation and strong long-term performance of the Company. Highly-skilled and motivated executives greatly enhance our ability to produce superior results for our Shareholders and to be a leader in our industry.
Our compensation strategy is to provide a total compensation package that is competitive in the industry, is flexible and attracts, motivates and retains experienced and qualified executive leadership. The mining industry is experiencing a competitive labour market and this situation is expected to continue for the foreseeable future as the talent pool ages and the supply of experienced talent declines. As we expand our business and seek to increase the number of operating mines in our portfolio, experienced talent will be developed internally as well as drawn primarily from mid-tier and senior producer companies within the mining industry.
Compensation programs will continue to emphasize “pay-for-performance” with each individual’s short- and long-term compensation and career advancement dependent upon both individual and Company performance, with the objective of increasing long-term Shareholder value. If the individual or the Company does not meet its objectives, awards will be adjusted in accordance with pre-established processes or as otherwise determined in the discretion of the Board. We drive long-term Shareholder value by ensuring that our compensation programs include at-risk and equity-based compensation. Our compensation structure aligns the interests of our executives with Shareholders by rewarding performance that is designed, over time, to result in an increase in the value of our Shareholders’ investments in the Company.

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Our at-risk compensation has three components (two of which are equity-based), all of which are linked to operational outcomes, financial results and our share price performance:

•	Short-term incentive compensation which is earned to the extent that annual corporate objectives, financial targets, operational goals and individual objectives are met (no individual goals for CEO);

•	Stock options, the value of which depends entirely on our share price increasing; and

•	PSUs, which are earned based on our relative TSR performance against peers.
The compensation at risk for our CEO and other NEOs, as a percentage of target total compensation, is shown below:

Position	Percentage of Target Compensation at Risk
President and CEO	75%
Senior Vice Presidents	70%
Vice Presidents	60%

Organizational Strengths
Our executives are committed to delivering on our corporate strategy, improving our financial performance and creating long-term Shareholder value. We believe that we are well-positioned to build Shareholder value through the following key strengths:

•	We have a demonstrated ability to complete and integrate strategic transactions, as evidenced by our the acquisition of the Marigold mine in Nevada, U.S.A. completed in April 2014;

•	We generate cash flow from our Marigold and Pirquitas mines that we can use to fund growth through acquisitions and the exploration and development of further projects;

•	We have a geographically diverse project portfolio in the Americas and are focusing on the productive precious metals belts throughout this region;

•	We have a strong balance sheet that positions us to develop projects and make strategic acquisitions, with a working capital balance of $340.9 million at December 31, 2015; and

•	Our management team and Board have proven commercial, exploration, development and operating experience.
We continue to stay focused on our growth strategy, which we believe will deliver long-term value to Shareholders. On March 7, 2016, we announced we have entered into a definitive agreement to acquire Claude Resources Inc. The completion of this transaction will establish Silver Standard as a high-quality intermediate precious metals producer and demonstrates our disciplined acquisition strategy to deliver growth and value to our Shareholders.

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Performance Analysis
The following chart compares the total cumulative Shareholder return for C$100 invested in the Company’s Shares on January 1, 2011, with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company. We have also included the cumulative total return of the GDX Market Vectors Gold Miners ETF as we believe this is a more relevant index to compare with our cumulative total return. The Company formed part of the GDX index for the majority of 2015.

		For the Financial Years Ended
	Jan. 1, 2011	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015
Common Shares of Silver Standard Resources Inc.	100.00	50.70	53.33	26.50	20.96	25.75
S&P / TSX Composite Total Returns Index	100.00	91.29	97.85	110.56	122.23	112.06
GDX Market Vectors Gold Miners ETF	100.00	83.67	75.47	34.37	29.90	22.32

In 2015, the lack of market confidence in the sustainability of a high price for silver and gold led investors to expect reduced margins and volatile earnings.  As a result, investors seeking commodity exposure, including precious metals, continued to move away from mining equities, to other asset classes or physical metal such as bullion and coins. During the year Silver Standard outperformed its peers as well as gold and silver prices due to the consistent delivery to plan at both mines, appreciation for the operating achievements at Marigold, relatively lower quarterly cash costs that led to free cash flow generation, and exploration success.
The Company’s share price decreased over the 5 year period ending December 31, 2015 and the grant value of compensation to NEOs has increased. However, realizable pay has reflected the TSR experienced by Shareholders.

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Pay For Performance Alignment
The chart below provides a pay for performance analysis for all companies that comprise our compensation comparator group (see Compensation Comparator Group, page 86). The chart compares relative performance (based on TSR, net income growth, cash flow growth and return on assets) against total realizable pay for CEOs during the period 3 year period 2012-2014, the most recent period for which compensation data of our comparator companies was available at the time of the analysis.
This chart illustrates the strong alignment of our CEO’s realizable pay and the Company’s composite financial performance over the 3 year period to December 31, 2014 relative to our compensation peers. The Company’s positioning improved over our last review for the 2011-2013 period, which used the same methodology.
Compensation Governance
The Committee has established robust processes for the oversight and governance of compensation matters to ensure that executive compensation is aligned with both our corporate objectives and performance as a whole. In establishing and assessing achievement of performance objectives, the Committee reviews comparative analysis and benchmarking, evaluates business performance and considers input from senior management and independent advisors.
The Board is responsible for the oversight of compensation policies and programs and management of compensation risk at Silver Standard. The Committee assists the Board in fulfilling its responsibilities relating to matters of human resources and compensation and is responsible for:

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•	developing our director and executive compensation programs and policies in consultation with senior management and external advisors;

•	assessing the performance of the CEO and senior executives and ensuring robust succession planning is in place;

•	reviewing and making recommendations to the Board with respect to the compensation, including compensation criteria and incentives and annual performance review, of our CEO and senior officers;

•	reviewing and providing guidance to the Board with respect to the compensation of the directors of Silver Standard;

•
reviewing and making recommendations to the Board regarding other plans that are proposed for adoption or adopted by Silver Standard for the provision of compensation to employees of, directors of and consultants to Silver Standard; and

•	reviewing and approving the Compensation Discussion and Analysis and disclosure of director and executive compensation contained in this Circular.
The following diagram depicts the Committee’s compensation oversight and approval process:
Committee Approval Process
Compensation Committee
The members of the Committee are Steven Reid (Chair), Michael Anglin and Gustavo Herrero.
All members of the Committee are, and during 2015 were, independent.

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Steven Reid:     Throughout many years in executive roles, Mr. Reid has been responsible for the selection and remuneration of senior executives in different countries. As a senior executive of Goldcorp Inc., Mr. Reid was involved in determining and establishing compensation levels and grading systems for a substantial workforce in several countries. Mr. Reid currently serves on the Compensation Committee of the Board of Directors of Eldorado Gold Corporation and the Remuneration Committee of Gold Fields Limited.
Michael Anglin: Mr. Anglin spent 22 years with BHP Billiton, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, and has extensive experience in human resources and compensation matters at various levels within the organization, including executive compensation.
Gustavo Herrero: As Executive Director of the Harvard Business School Latin America Research Center, Mr. Herrero has worked on a number of projects involving human resources management and compensation. He served as the CEO of IVA S.A., Argentina’s largest wool textile mill between 1987 and 1992, and as CEO of Zucamor S.A., a leading manufacturer of paper and packaging in Argentina, from 1992 to 1999 and is currently a member of Zucamor’s Compensation Committee.
No member of the Committee: (i) had any interest in any material transactions involving Silver Standard during the fiscal year ended December 31, 2015; (ii) was indebted to Silver Standard during the fiscal year ended December 31, 2015; (iii) was an officer or employee of Silver Standard during the fiscal year ended December 31, 2015; or (iv) with the exception of Mr. Anglin who acted as interim CEO from January 19, 2010 to August 6, 2010, was formerly an officer of Silver Standard.
None of our NEOs has served on the compensation committee or board of another company whose executive officers are members of the Committee.
Comparator Groups and Benchmarking
Compensation Comparator Group
The market for executive talent is very competitive and consequently the Committee believes that it is appropriate to establish compensation levels based in part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive in the marketplace for talent and ensure that the Company’s compensation is reasonable. In addition to market data, the Committee also considers the strategic importance of and scope of the role, the seniority and performance of the incumbent within that role at the Company and internal equity.
Accordingly, the Committee reviews compensation levels for the NEOs against compensation levels of the comparator companies. Annually, the Committee reviews market data on the compensation programs and compensation levels among the comparator group noted below. The Company reviews this group on an annual basis, making recommendations for any changes for consideration and approval by the Committee.
For 2015 benchmarking, our compensation comparator group criteria included the following:

•	similar market capitalization to Silver Standard;

•	publicly-traded mining companies with similar profile and complexity:

◦	multi-national and similar stage company

◦	similar risk profile: jurisdictional and financial

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◦	likely to be in precious metal mining

◦	widely held and trade on at least one major exchange;

•	headquartered in the United States or Canada and draw on similar pool for talent; and

•	consistent requirements for disclosure of compensation.
The 2015 comparator companies for benchmarking 2015 compensation are outlined in the following table:

COMPARATOR GROUP FOR BENCHMARKING 2015 COMPENSATION
Alacer Gold	Endeavour Silver
Allied Nevada	First Majestic Silver
AuRico Gold	Golden Star Resources
B2Gold	Hecla Mining
Capstone Mining	IAMGOLD
Centerra Gold	Pan American Silver
Coeur Mining	Primero Mining
Detour Gold	Silvercorp Metals
Dundee Precious Metals

TSR Comparator Group
Under the long-term incentive plan, PSUs are granted to NEOs and vesting is based on achievement of our TSR compared to the TSR of our comparator companies.
The TSR comparator group is determined based on the following criteria:

•	precious metals company;

•	similar revenue and market capitalization;

•	have operations and projects;

•	trade on TSX and/or NYSE;

•	have a similar risk profile; and

•	reflect our competition for investment dollars.
The TSR comparator group is reviewed for continued appropriateness and approved by the Board on an annual basis. The TSR comparator groups for the various grant years, including 2015, are outlined on page 98.

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The following diagram shows the comparison between our compensation comparator group (those companies with whom we compete for people) and our TSR comparator group (those companies which whom we compete for capital):

2015
Compensation
Comparator Group
2015
TSR Comparator
Group
Alacer Gold
B2Gold
Capstone Mining
Centerra Gold
Detour Gold
Dundee Precious Metals
Allied Nevada
AuRico Gold
Coeur Mining
Endeavor Silver
First Majestic Silver
Golden Star Resources
Hecla Mining
IAMGOLD
Pan American Silver
Primero Mining
Silvercorp Metals
Alamos Gold Inc.
Alexco Resource
Aurcana
Buenaventura
Fortuna Silver Mines
Fresnillo
Great Panther
Hochschild
McEwen Mining
New Gold
Scorpio
Silvercrest
Tahoe Resources

Role of Management
Management implements the compensation structure approved by the Committee and the Board and makes recommendations for performance measures for individual and corporate objectives. Our CEO provides the Committee with an assessment of achievement of those results as well as an assessment of the leadership attributes and skills displayed by each of the senior executives. Recommendations are also provided to the Committee for salary increases and short- and long-term incentive awards for the executives. The Committee considers this advice as well as the advice provided by its independent compensation consultant when making compensation recommendations to the Board for approval.
Role of Independent Compensation Committee Consultant
Meridian Compensation Partners (“Meridian”) has acted as the Committee’s independent compensation advisor since 2013. The mandate for Meridian is to maintain an overall monitoring role in regard to Silver Standard’s executive compensation programs and practices, and to support the Committee’s ongoing oversight of executive compensation matters and the fulfillment of its responsibility for compensation oversight. Meridian provides ongoing assistance to the Committee as it continues to review our executive and director compensation programs to ensure alignment with short- and long-term strategic objectives and the interests of Shareholders.

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Fees Paid to Independent Compensation Consultant
The following table sets forth, by category, the fees billed by Meridian for the periods ended December 31, 2015 and December 31, 2014:

Fiscal Year	2015(1)	2014(1)
Executive compensation related fees	$35,232	$116,610
All other fees	Nil	Nil
Total Fees	$35,232	$116,610

(1)	Invoices were received in Canadian dollars: amounts contained in this table are converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.2787 for 2015.
Executive Performance Evaluation and Succession Planning
Developing internal talent is a strategic priority for the Company. In order to support our growth initiatives, we need a strong bench of internal candidates for our key leadership positions.
In 2015, the Company continued to refine the formal talent management program introduced in 2014. The program is designed to build and preserve organizational capability and to minimize succession risk by proactively assessing, identifying and developing talent at all leadership levels, including the executive level. The executive team regularly discusses organizational talent and conducts talent review sessions on a quarterly basis. Development plans have been put in place for all senior level positions of the Company. The succession planning process also includes identification of interim replacements in the event of an emergency situation, which would require an immediate replacement of the CEO or any of his direct reports.
The Committee has responsibility for overseeing the performance evaluation of and succession planning for the CEO and the other executive officers.
The Committee receives an annual report from the CEO regarding the skills and competencies required for each executive role and the status and development requirements of internal succession candidates. The Committee also receives formal reports midway through the year and at year end on the performance evaluation leadership development progress for each of the executives.
Compensation Risk Management
The Committee has responsibility for oversight and management of compensation related risk at Silver Standard. As part of its mandate, the Committee annually, and otherwise as considered necessary, reviews risks associated with the Company’s compensation philosophy, structure, policies and practices. The Committee is satisfied that the Company’s executive compensation structure does not create undue risks or promote inappropriate risk-taking behaviour.
The following are key risk mitigation features of our compensation policies and practices:

•	limits on short-term incentive and PSU awards, based on predefined plan provisions and calculation formulae including caps on payouts;

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•	proportionately greater award opportunity derived from the long-term incentive plan compared to the short-term incentive plan, creating a greater focus on sustained Company performance over time;

•	use of two distinct long-term incentive vehicles - PSUs and stock options - that vest over a number of years, thereby providing strong incentives for sustained performance;

•
PSUs with overlapping performance periods: At any one time multiple PSU tranches are affected by current year performance, thereby encouraging and rewarding sustained high levels of performance over time;

•	share ownership requirements for the CEO and all SVPs, monitored annually by the Committee, to ensure alignment with Shareholder interests over the long term;

•
Committee and Board discretion to adjust payouts under both the short-term incentive plan and the long-term incentive plan to, among other things, take into account the risks undertaken to achieve performance;

•
incorporation of an individual performance rating, ranging from 0% to 200%, as a factor in the total short-term incentive calculation, thereby enabling the Committee to direct a zero payout to any executive in any year if the individual executive performs poorly or engaged in activities that pose a financial, operational or other undue risk to the Company;

•
formal recoupment policy applicable to both cash and equity compensation of all employees (the recoupment policy is more fully described on page 91 under the heading “Executive Compensation Recoupment Policy”); and

•
formal anti-hedging policy applicable to insiders, which includes all of the Company’s executive officers (the anti-hedging policy is more fully described on page 91 under the heading “Hedging of Securities”).

In 2015, the Committee reviewed its extensive risk assessment of 2014 to ensure that executive compensation continues to be appropriately structured and does not incent undue risk taking. Compensation risk management is also supported by the following additional practices at the Company:

•	the Company’s robust enterprise risk management system;

•	Board approval of annual budget and corporate performance objectives;

•	wholly independent Committee;

•	independent advisor to the Committee;

•	Board approval of material transactions and expenditures;

•	robust internal control over financial reporting; and

•	annual attestation of and periodic training for governance policies, including Code of Business Ethics, Whistleblower Policy, Insider Trading Policy and Anti-Corruption and Anti-Bribery Policy.
Based on the risk assessment review, the Committee has a thorough understanding of the potential risks and mitigating factors associated with the Company’s executive compensation structure. Having assessed these risks and mitigating factors, the Board and the Committee believe that the compensation program does not incent executives to take undue risks. The Company’s compensation approval process and other governance practices further mitigate executive compensation risks.

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The Committee also stress-tests the range of total annual compensation payouts under various performance scenarios to ensure that the range of payouts appropriately rewards performance and is consistent with compensation opportunities in comparator companies. The Committee reviews the value of long term incentives awarded (vested and unvested) to the CEO and SVPs under various share price performance scenarios and believes that the potential range of value realized for executives is aligned with Shareholder value creation.
Executive Compensation Recoupment Policy
The Board has approved an Executive Incentive Compensation Recoupment Policy that entitles it to require executives to (i) reimburse the Company for or (ii) forfeit any bonus, short-term incentive award or long-term incentive award if:

•	the Company is required to prepare an accounting restatement or correct a material error relating to material non-compliance with any applicable financial reporting requirement; and

•	the amount of the compensation that would have been awarded to the executive had the restatement not been required would have been lower than the amount actually awarded.
To date, this policy has not had to be applied.
Hedging of Securities
No director or officer of Silver Standard is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any Silver Standard securities granted as compensation or held, directly or indirectly, by such director or executive officer.
Trading of Securities
All directors, officers and employees, including the NEOs, are subject to the Company’s Insider Trading Policy, which prohibits trading of Silver Standard securities while in possession of material undisclosed information and during regular or special blackout periods.
Components of Compensation
Our executive compensation program is made up of four components that have different objectives and target performance over different time periods: base salary, short-term incentive compensation, long-term incentive compensation, and benefits and perquisites.
The following diagram outlines our total compensation structure:

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As illustrated below, a substantial portion of the target total compensation for our CEO and our other NEOs is provided through at-risk-compensation that is dependent upon short- and long-term corporate performance and share price appreciation. Any value ultimately realized by these executives is directly tied to the Company’s performance and Shareholder value.

COMPENSATION MIX

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NEO compensation consists of the following components:

Components		Form	Period	Program Objectives and Details
Fixed	Base salary	Cash	Annual	Reflects an individual’s level of responsibility and accountability within the Company as well as experience
Variable	Short-term incentives	Cash	Annual
•    Each executive has a target annual bonus (% of base salary)
•    Payouts range from 0% to a maximum of 200% of target
•    Linked to the achievement of specific financial, operational and growth objectives
•    Payouts are determined on the basis of a combination of individual and corporate performance (for CEO, corporate performance only)

	Long-term incentives	PSUs	3 year performance period
•    Aligns executive reward with Shareholder value delivered
•    Typically 50% of annual LTI award
•    Vesting is dependent on achievement of TSR performance relative to the comparator group
•    PSUs are settled in cash or shares purchased on the open market, as determined by the Committee

		Stock options	3 year vesting period, term = 7 years	• Aligns executive reward with Shareholder value via share price increments only • Typically 50% of annual LTI award • Vesting is time-based
Other Elements of Compensation
Benefits	Group health, dental, insurance benefits, group RRSP, employee share purchase plan		Active employment only (same terms for all employees)
Perquisites	Parking		Annual
Base salary
Base salary is an element of fixed compensation that is competitive in the marketplace and intended to attract and retain individuals who can contribute to our growth as an operating mining company.
Base salaries are reviewed annually and may be adjusted based on changes within the competitive market, individual performance and/or to reflect additional responsibilities.
Base salaries for each NEO are reviewed by our Committee and any proposed changes are approved by the independent members of the Board. For 2015, the base salary review was done in consultation with our CEO and based on discussion, analysis and review of compensation data provided by Meridian. Our CEO does not make a recommendation with respect to his own salary or any other component of his overall compensation. The Committee recommends all elements of the CEO’s compensation to the Board for approval.

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Short-term incentive compensation
The objective of our short-term incentive (“STI”) plan is to have a significant portion of compensation at risk to motivate executives to achieve pre-determined objectives and provide a means to reward achievement of the annual business plan.
The STI payouts reward the achievement of both corporate and individual objectives and is paid in cash. Corporate objectives are derived from the Company’s annual business plan and are approved by the Board. STI plan payouts are scaled depending on actual performance compared to the approved objectives.
The award formula is as follows:

The target STI plan award ranges from 50% to 100% of base salary (actual payouts can range from 0 up to 200% of target for achievement of “stretch” objectives) and are weighted on achievement of corporate and individual objectives as follows:

	Target STI Award % of Base Salary	Weighting for Corporate Objectives	Weighting for Individual Objectives
President and CEO	100	100%	n/a
Senior Vice Presidents	75	70%	30%
Vice Presidents	50	70%	30%
The “2015 Corporate Objectives” are set out on page 105. The CEO develops individual objectives for each of the senior executives, which are submitted to the Committee for review and recommendation to the Board for final approval. Detailed information regarding the individual objectives for 2015 for NEO’s, other than the CEO, is set out on page 106.
We continue to strive to provide superior compensation for employees who deliver superior results. The CEO and the Committee also retain the right to exercise discretion when making short-term incentive compensation recommendations to the Board to reflect extraordinary events and/or market conditions. There was no such discretion applied in 2015.

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Long-term incentive compensation
The objective of the long-term incentive (“LTI”) program is to ensure the appropriate level of long-term risk/reward to motivate executive performance and provide retention of senior management. The LTI program includes stock options and a Performance Share Unit Plan (“PSU Plan”). Stock option and PSU grants have equal dollar value at the time of grant and the total value of grants is based on the individual’s base salary and position in the Company. In addition, the Company has a Restricted Share Unit Plan (“RSU Plan”) which may be used to grant Restricted Share Units (“RSUs”) to senior executives for extraordinary performance.
The target LTI award is also a multiple of salary, as indicated in the following chart:

	Target LTI Award % of Base Salary	Grant Value in Stock Options	Grant Value in PSUs
President and CEO	200	50%	50%
Senior Vice Presidents	150	50%	50%
Vice Presidents	100	50%	50%
Stock options
Under our Stock Option Plan, grants are made annually with an exercise price set at the market price of the underlying Silver Standard Shares, which is calculated as the greater of (i) the closing price of Silver Standard Shares on the TSX on the day preceding the applicable award date; and (ii) the volume weighted average price (“VWAP”) on the TSX for the five trading days preceding the applicable award date. The vesting schedule for our stock options is generally as follows: 1/3 of options granted vest on each of the first, second and third anniversaries of the date of grant. The term for exercising stock options is seven years.
The number and value of options granted to each executive is reviewed by the Committee and approved by the Board. An option pricing model is used to determine the number of options granted to achieve the target grant date value.
Performance Share Units
PSUs are intended to increase the alignment of executive risk/rewards measured by our TSR relative to our defined peer group. Under the LTI plan, executive participants are eligible for PSU grants on an annual basis, subject to Board approval.
The number of PSUs granted to the NEOs is based on a target award as a percentage of salary divided by the greater of the closing price of the Silver Standard Shares on the trading date immediately preceding the award date and the VWAP for the five-day period immediately prior to the date of the award.
PSUs vest on the date on which the performance period ends. The number of PSUs that vest is based on achievement of our TSR compared to the TSR of the group of comparator companies (the “TSR comparator group”) as measured over a three-year performance period. The number of PSUs that vest at the end of the performance period ranges from 0 to 200% of the initial grant, depending on the relative performance achieved. PSUs are paid out in cash to the participant or in Silver

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Standard Shares purchased in the open market, as determined by the Committee. The payout amount (in dollars) is determined by multiplying the number of PSUs vested by the five-day VWAP on the vesting date.
For Tranche 1, 2, 3 and 4 PSUs, the vesting schedule is based on the PSU Plan approved by the Board on August 5, 2010. The performance percentage is determined as follows:

Performance Level (Relative TSR)	Payout (% of Grant Vesting)
P100	200%
≥P75 but <P100	150%
≥P50 but <P75	100%
≥P25 but <P50	50%
<P25	Nil
On December 3, 2013, the Committee approved an amendment to the PSU Plan, which makes it more challenging to receive a payout at the bottom end of the performance scale and also provides for a linear payout progression as opposed to the previous step vesting.
As such, for Tranche 5 PSUs (awarded for the performance period January 1, 2014 to December 31, 2016) and future PSU awards, the performance percentage is determined as follows:

Performance Level (Relative TSR)	Payout (% of Grant Vesting)
>P50 to P100	101% - 200% (linear basis)
=P50	100%
>P33 but <P50	51% - 75% (linear basis)
=P33	50%
<P33	Nil
The following table sets out the TSR comparator groups and the performance periods for the PSUs awarded to our NEOs for performance periods beginning January 1, 2011, 2012, 2013, 2014, and 2015.

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Comparator Companies	Tranche 1(1) January 1, 2011 - December 31, 2012	Tranche 2 January 1, 2011 - December 31, 2013	Tranche 3 January 1, 2012 - December 31, 2014	Tranche 4 January 1, 2013 - December 31, 2015	Tranche 5 January 1, 2014 - December 31, 2016	Tranche 6 January 1, 2015 - December 31, 2017
Alamos Gold Inc.	✓	✓	✓	✓	✓	✓
Alexco Resource			✓		✓	✓
Allied Nevada	✓	✓	✓	✓	✓	✓
Aurcana				✓	✓	✓
AuRico Gold	✓	✓	✓	✓	✓	✓
Buenaventura	✓	✓	✓	✓	✓	✓
Centamin Egypt Ltd.	✓	✓	✓
Coeur Mining	✓	✓	✓	✓	✓	✓
Endeavour Silver			✓	✓	✓	✓
European Goldfields Ltd.	✓	✓	✓	✓
First Majestic Silver			✓	✓	✓	✓
Fortuna Silver Mines			✓	✓	✓	✓
Fresnillo	✓	✓	✓	✓	✓	✓
Golden Star Resources	✓	✓	✓	✓	✓	✓
Great Panther	✓	✓	✓	✓	✓	✓
Hecla Mining	✓	✓	✓	✓	✓	✓
Hochschild	✓	✓	✓	✓	✓	✓
International Minerals Corp.			✓
IAMGOLD	✓	✓	✓	✓	✓	✓
Ivanhoe Mines Ltd.	✓	✓	✓	✓
McEwen Mining	✓	✓	✓	✓	✓	✓
New Gold	✓	✓	✓	✓	✓	✓
Northgate Minerals Corp.	✓	✓	✓	✓
NovaGold Resources Inc.	✓	✓	✓	✓
Pan American Silver	✓	✓	✓	✓	✓	✓
Primero Mining	✓	✓	✓	✓	✓	✓
Scorpio	✓	✓	✓	✓	✓	✓
Silvercrest	✓	✓	✓	✓	✓	✓
Silver Wheaton Corp.	✓	✓	✓	✓
Silvercorp Metals	✓	✓	✓	✓	✓	✓
Tahoe Resources				✓	✓	✓
Market price for silver	✓	✓	✓	✓
(1) Tranche 1 was a one-time special grant that was awarded to recognize the transition for executives in the first two years from an annual long-term incentive award of 100% stock options to the new long-term incentive structure with 50% of the long-term incentive award granted in PSUs (vesting only after a three-year performance period) and only 50% granted in stock options on an annual basis, and in recognition of the fact that the new program would otherwise significantly reduce the grant value of the long-term incentive grant for the first two years of the new program.
Extraordinary Awards
Under extraordinary circumstances, the Board may also approve a special grant of RSUs or other LTI vehicle to certain executives to recognize outstanding strategic value contributions during a year.

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Benefits and Perquisites
We offer group life, health and dental benefits, vacation time and other benefits to employees on a market-competitive level, ensuring that benefit costs are prudently managed. We also make payments for term life insurance, disability insurance, group registered retirement savings plan (“RRSP”) and employee share purchase plan (“ESPP”) to employees. These benefits are made available to our NEOs. No supplemental pension arrangements are provided to NEOs. In addition, the NEOs receive a perquisite in the form of paid parking at the Vancouver corporate office.
Share Ownership Guidelines
In order to align executives’ interests with those of Shareholders and to mitigate against inappropriate risk taking, the Board approved and implemented the following share ownership guidelines for our CEO and SVPs in 2014:

Position	SSRI Requirement	Time to Comply from Jan. 1, 2015 or Date of Hire (whichever is later)
CEO	3 X base salary	5 years
SVPs	2 X base salary	5 years

In addition to Silver Standard Shares beneficially owned, half of the value of PSUs (the threshold level of vesting) and the full value of RSUs held by an executive officer are included when determining the value of Silver Standard Shares held by an executive. Executive officers are expected to use the after tax cash proceeds from the exercise of stock options or the vesting of PSUs and RSUs to achieve their share ownership requirement.
The following table summarizes the relationship between the share ownership position of the CEO and SVPs and the share ownership requirement applicable to each of them as at April 1, 2016 (in Canadian dollars).

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Name/Title of CEO/SVP	Common Shares Beneficially Owned	Number of RSUs(1) Subject to Vesting	Eligible PSUs(1) Subject to Vesting	Value of Total Holdings(2) (C$)	Shareholding Requirements (C$)	Shareholding Requirements Met	Compliant
Paul Benson President and CEO	9,548	0	43,250	385,953.38	1,860,000	No	Yes (has until July 31, 2020)
Gregory Martin SVP and CFO	12,576	2,186	60,775	552,175.47	770,000	No	Yes (has until December 31, 2019)
Alan Pangbourne Chief Operating Officer	8,132	0	76,750	620,487.42	920,000	No	Yes (has until December 31, 2019)

(1)	100% of unvested RSUs and 50% of unvested PSUs count towards share ownership

(2)	Value based on greater of (a) value at time of acquisition/grant; or (b) value calculated using closing market price of the common shares on the TSX on April 1, 2016 (C$7.31).
The following sections provide information on the following executives who were determined to be the Company’s NEOs for the year ended December 31, 2015:

•	Paul Benson, President and Chief Executive Officer (“CEO”);

•	John Smith, former President and Chief Executive Officer (“CEO”);

•	Gregory Martin, Senior Vice President and Chief Financial Officer (“CFO”);

•	Alan Pangbourne, Chief Operating Officer;

•	Jonathan Gilligan, Vice President, Technical and Project Development; and

•	W. John DeCooman, Vice President, Business Development and Strategy
2015 Compensation Results
Summary Compensation Table
The table shows the total compensation earned by our NEOs for the fiscal years ending December 31, 2015, 2014 and 2013. The 2015 compensation amounts in the summary compensation table, which were paid in Canadian dollars, have been converted to US dollars using an exchange rate of 1.2787, the average exchange rate in effect for 2015. In order to fully disclose changes in pay (distinct from changes in exchange rate), Canadian dollar compensation paid in 2014 and 2013 has been restated in the summary compensation table using the same exchange rate of 1.2787.

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Name and Principal Position	Year	Salary(1) ($)	Share Based Awards(2) ($)	Option-Based Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation(4) ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Paul Benson(5) President and CEO	2015 2014 2013	193,263 Nil Nil	Nil Nil Nil	1,478,064 Nil Nil	251,387 Nil Nil	Nil Nil Nil	85,280 Nil Nil	2,007,994 Nil Nil
John Smith(6) Former President and CEO	2015 2014 2013	305,649 523,970 523,970	524,025 524,205 505,906	524,069 524,020 544,173	305,649 647,103 539,165	Nil Nil Nil	471,271 31,544 31,448	2,130,663 2,250,842 2,144,662
Gregory Martin Senior Vice President and CFO	2015 2014 2013	289,356 273,715 273,715	205,385 224,086 190,985	205,307 242,316 205,016	273,767 272,005 242,033	Nil Nil Nil	33,845 29,197 24,197	1,007,660 1,041,319 935,946
Alan Pangbourne(7) Chief Operating Officer	2015 2014 2013	351,920 351,920 297,327	263,973 263,976 Nil	263,994 264,010 523,188	340,878 377,434 263,676	Nil Nil Nil	35,659 21,972 100,432	1,256,424 1,279,312 1,184,623
Jonathan Gilligan Vice President, Technical and Project Development(8)	2015 2014 2013	266,346 273,715 11,405	136,996 136,887 Nil	136,871 392,625 Nil	156,224 185,442 Nil	Nil Nil Nil	102,852 74,919 Nil	799,289 1,063,588 11,405
W. John DeCooman Vice President, Business Development and Strategy	2015 2014 2013	238,915 238,915 238,915	119,572 154,394 115,810	119,486 188,665 124,140	143,528 152,905 126,326	Nil Nil Nil	24,214 23,073 20,713	645,714 757,952 625,904

(1)
NEOs are remunerated in Canadian dollars and amounts contained in this table are converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.2787 for 2015. Base salaries in this table for Mr. Benson and Mr. Smith in 2015, Mr. Pangbourne in 2013, and Mr. Gilligan in 2013 represent amounts paid for their period of service (year of hire and for Mr. Smith, year of resignation) during the applicable year.

(2)
Amounts in this column represent the grant date value of PSUs. Amounts also include an extraordinary one time special grant on June 1, 2014 for Mr. Martin and Mr. DeCooman in recognition of the Marigold acquisition consisting of two-thirds stock options and one-third RSUs. See detailed description of methodology and assumptions below this table under the heading “2015 Share-Based Awards Valuation”.

(3)
Amounts shown in this column represent options granted as part of the annual compensation package of each NEO (and on hire, Mr. Pangbourne in March, 2013, Mr. Gilligan in April, 2014 and Mr. Benson in August, 2015). Amounts also include an extraordinary one time special grant on June 1, 2014 for Mr. Martin and Mr. DeCooman in recognition of the Marigold acquisition consisting of two-thirds stock options and one-third RSUs. See detailed description of valuation methodology and assumptions below this table under the heading “2015 Option-Based Awards Valuation”.

(4)
All Other Compensation for NEOs is comprised of payments for term life insurance, disability insurance, group RRSP and ESPP payments made by the Company on their behalf, as applicable, and for Mr. Martin, Mr. Pangbourne, Mr. Gilligan, and Mr. DeCooman payment for parking at the corporate office in Vancouver. Payment includes $437,945 for advisory services provided by Mr. Smith to Mr. Benson and through the CEO transition process and otherwise as requested by the Board for the period from August 1, 2015 to December 31, 2015. Payment also includes $69,350 and $74,014 for relocation for Mr. Benson and Mr. Gilligan respectively in 2015, $58,909 for relocation for Mr. Gilligan in 2014 and $93,165 for relocation for Mr. Pangbourne in 2013. Payments made by the Company in respect of RRSP

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and ESPP contributions, life insurance and health benefits (which are made on behalf of all employees of the Company) may comprise greater than 25% of the total perquisite value for individual NEOs.

(5)
Mr. Benson joined the Company as President and CEO effective August 1, 2015. Mr. Benson’s annual salary is C$620,000. Mr. Benson does not receive additional compensation for his services as a director of the Company.

(6)
Mr. Smith tendered his resignation as President and CEO and a director of the Company effective July 31, 2015. Mr. Smith did not receive additional compensation for his services as a director of the Company.

(7)	Mr. Pangbourne joined the Company on February 26, 2013.

(8)	Mr. Gilligan joined the Company on December 16, 2013.
Payments to Mr. John Smith, Former President and Chief Executive Officer
Mr. Smith tendered his resignation as President and CEO and a director of the Company effective July 31, 2015.
Advisory Contract
In consideration of the provision of advisory services by Mr. Smith to Mr. Benson through the CEO transition process, and otherwise as requested by the Board, the Company entered into an advisory services agreement with Mr. Smith for the period from August 1, 2015 to December 31, 2015. Pursuant to this agreement, Mr. Smith received compensation at the rate of C$112,000 per month.
In recognition of his service to the Company over the 5 year period from August 2010 and his contribution to the Company’s performance, the Board approved the following payment arrangements for Mr. Smith.
Short-Term Incentive Payment
Mr. Smith received C$390,833 for his short-term incentive for the period January 1 to July 31, 2015, determined at target, which amount was paid on December 30, 2015.
Long-Term Incentives
In determining the appropriate treatment of Mr. Smith’s stock options and PSUs, the Committee, in making its recommendation to the Board, took into consideration that for the last several years Silver Standard has been pursuing a longer-term transformation of the Company:

•	From an exploration company to a producing company;

•	To a company with solid cash flow; and

•	To a multi-operational company.
This involved making numerous changes to our management team and to the Company’s organizational structure and required a significant focus on larger mergers and acquisitions.
Mr. Smith was instrumental in leading the executive team to implement many of these changes with considerable focus and urgency. While much of the transformation has been accomplished and the acquisition of Marigold was successfully completed, the market has only just started to reflect these significant changes in the Company’s share price due, in part, to the generally low share price environment for Canadian commodity based companies. The time required for these transformational changes to be fully realized in terms of share value meant that, if Mr. Smith’s stock options and PSUs

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were forfeited, he would receive little benefit for these significant, long-term achievements, which he was instrumental in bringing about.
In light of the above comments, the long-term incentive treatment for Mr. Smith, pursuant to his resignation as President and CEO, was as follows:
Stock Option Treatment
Stock options granted to Mr. Smith in 2010, 2011 and 2012 expired on August 30, 2015.
Pursuant to the discretion granted to the Board under the Stock Option Plan, stock options granted to Mr. Smith in 2013, 2014 and 2015 are exercisable to the extent vested at December 31, 2016 until the earlier of expiry or December 31, 2016. Mr. Smith exercised 72,050 of the 2014 options on October 14, 2015.
The following table provides detail on Mr. Smith’s outstanding options:

Option-based Awards
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)
John Smith	Jan 25, 2013 Jan 01, 2014 Jan 01, 2015	125,150 144,100 260,750	12.99 7.37 5.83	Jan 25, 2020 Jan 01, 2021 Jan 01, 2022	0 0 250,576

(1)
The value of the options is based on a market value of C$7.16, the closing price per Silver Standard Share on the TSX as of December 31, 2015, converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.384 at December 31, 2015. These options have not been, and may never be, exercised. Any actual gains will depend on the value of the Silver Standard Share on the date the options are exercised.

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PSU Treatment
The Board decided to vest a pro-rata portion of Mr. Smith’s PSUs at target on the basis that:

1.
Under the terms of the PSU Plan, it had discretion to continue the vesting of his PSUs to allow him to have the opportunity to partially recognise the value created by the long-term structural changes made to the Company;

2.
PSUs are an ideal vehicle to provide this opportunity as they are aligned with Shareholder experience and the value created is appropriately recognised either positively or negatively in the value of the PSUs which are tied directly to the Company’s share price;

3.
Providing pro-rated vesting of the PSUs to the end of the year in which Mr. Smith resigned appropriately balances the interests of Shareholders and Mr. Smith and recognizes that Mr. Smith provided transition assistance through to the end of the year;

4.	Although the PSUs are currently tracking to payout at a performance level greater than “Target”, vesting at target was reasonable, given the time left in the performance period.
The Board exercised its discretion pursuant to the terms of the Company’s PSU Plan to approve the treatment of Mr. Smith’s PSUs that were outstanding on July 31, 2015 such that (i) all outstanding PSUs held by Mr. Smith continued in effect and at December 31, 2015 vested pro-rata based on the number of years held since the original grant date; and (ii) were paid with the regular payment cycle for PSUs at a performance percentage of 100% and, as such, C$1,080,829 was paid to Mr. Smith on January 14, 2016.
Incentive Plan Awards
Short-Term Incentive Plan Results
STI Plan - Corporate Objectives (100% weighting CEO; 70% other NEOs)
The Board approves STI targets each year based upon the recommendation of the Committee. When setting targets, the Board strives to make them challenging but achievable. The Committee receives reports at each regularly scheduled meeting on the progress towards achievement of the corporate objectives and consults with the Safety and Sustainability Committee on our performance in meeting health, safety and environmental goals.
The Company’s corporate targets for achievement on STI targets in 2015 are set out in the table below.

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Performance Measure	Weight	2015 PERFORMANCE RANGE			Actual Result	Achievement
		THRESHOLD (50%)	TARGET (100%)	STRETCH (200%)
Improving Safety	10%	LTIFR = 0.44	LTIFR = 0.37	LTIFR = 0.33	20%	Target Exceeded
		If fatality occurs, entire safety metric defaults to 0
Production(1)	20%	21.5M AgEq ozs	23.7M AgEq ozs.	26.3M AgEq ozs	31%	Target Exceeded
Direct Site Costs(1)(2)	20%	$11.65/AgEq oz	$10.07/AgEq oz	$8.56/AgEq oz	29%	Target Exceeded
Operating Cash Flow (Adjusted)	10%	$18M	$36M	$60M	6%	Target Partially Met
Reserves / Resources	15%	Mined reserves 50% replacement	Mined reserves 100% replacement	Mined reserves 150% replacement	13.5%	Target Partially Met
	15%	Total mineral resources/share éby 1%	Total mineral resources/share éby 2%	Total mineral resources/share éby 4%	15%	Target Met(3)
Environment	5%	Marigold Plan of Operations submission Q2 2015	Notice of Intent published in Federal Register	Bureau of Land Management requires no additional baseline studies	5%	Target Met
		If major environmental incident occurs, entire environmental metric defaults to 0
CSR	5%	Stakeholder Mapping	Stakeholder Engagement Strategy development	Strategy Implementation & Reporting	5%	Target Met
100%		Corporate Result Approved by the Board			124.5%

(1)	Silver equivalence (AgEq) calculated with gold:silver ratio of 72.

(2)	Mining + maintenance + process + site G&A costs / equivalent payable oz produced.

(3)	The Board considered active operating mines only in evaluating this target. Project resources were not considered as no work has been undertaken in the last 12 months.
The Board approved a performance achievement of 124.5% on the 2015 corporate objectives.

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2015 Incentive Plan Awards
STI Plan - Individual Objectives (0% weighting CEO; 30% other NEOs)
For the NEOs other than the CEO, the individual performance component is weighted at 30% of the target bonus, with the ability to over-achieve based on accomplishments of the individual.

Name	2015 Base Salary ($)(1)	Target Bonus as % of Base Salary	Performance			Nature of Individual Objectives	Actual Bonus as % of Base Salary	Actual Bonus 2015 ($)(1)
			Corporate		Individual
Paul Benson	484,867	100%	100% x 124.5%	+	-	-	124.5%	251,387(2)
John Smith	523,970	100%	100% x 124.5%	+	-	-	100%	305,649(3)
Gregory Martin	289,356	75%	70% x 124.5%	+	30% x 130%	Leadership and safety Management of liquidity and risk; restructuring of financial and tax positions; and M&A strategy, structuring and financing Financial controls and systems, including redesign and automation	126%	273,767
Alan Pangbourne	351,920	75%	70% x 124.5%	+	30% x 140%	Leadership and safety Ongoing implementation of operational excellence processes; results delivery Succession and development plans in place at sites	129%	340,878
Jonathan Gilligan	273,715	50%	70% x 124.5%	+	30% x 90%	Leadership and safety Progress on project development; operational excellence projects initiated Technical support on M&A initiatives	114%	156,224
W. John DeCooman	238,915	50%	70% x 124.5%	+	30% x 110%	Leadership and safety Business development focused on active portfolio management and M&A activity Pirquitas concentrate marketing	120%	143,528

(1)	Amounts contained in this table are converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.2787 for 2015.

(2)	Mr. Benson joined the Company August 1, 2015. Bonus in this table represents amount paid for Mr. Benson’s period of service.

(3)	Mr. Smith tendered his resignation as President and CEO and a director of the Company effective July 31, 2015. Bonus in this table represents target amount paid for Mr. Smith’s period of service.
2015 Share-Based Awards Valuation
For compensation purposes, the number of PSUs is based on a target award as a percentage of salary divided by the greater of the closing price of the Silver Standard Shares on the trading date

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immediately preceding the award date and the VWAP for the five-day period immediately prior to the date of the award.
The grant date fair value in the Summary Compensation Table on page 101 is consistent with the accounting fair value recorded by the Company at the time of grant. The fair value of PSUs for accounting purposes is estimated based on the quoted market price of the Silver Standard Shares and our relevant ranking in the TSR comparator group as at the valuation date.
2015 Option-Based Awards Valuation
The value of options granted in the years ended December 31, 2013, 2014 and 2015 was calculated using the Black-Scholes model, based on the assumptions set out below:

	2015	2014	2013
Forfeiture Rate (%)	3.0	3.0	3.0
Expected dividend yield	0.0	0.0	0.0
Average risk-free interest rate (%)	0.96	1.56	1.34
Expected life (years)	4.2	4.2	4.2
Expected volatility (%)	57.9	52.1	55.4

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the estimated fair value of options. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. The grant date fair value in the Summary Compensation Table on page 101 is the same as the accounting fair value recorded by the Company at the time of grant.
Outstanding Share-Based Awards and Option-Based Awards
The following table sets out all outstanding share- and option-based awards for each NEO at December 31, 2015 (payout value of options based on market value of C$7.16). Amounts in this table are converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.384 at December 31, 2015.

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	Option-Based Awards				Share-Based Awards(2)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-Money Options (1) ($)	Number of Shares or Units of Shares that have Not Vested (#)	Market or Payout Value of Share-Based Awards that have Not Vested(3) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(4) ($)
Paul Benson	500,000	8.38	Aug. 14, 2022	Nil	Nil	Nil	Nil
John Smith	125,150 144,100 260,750	12.99 7.37 5.83	Jan 25, 2020 Jan 01, 2021 Jan 01, 2022	0 0 250,576	Nil	Nil	780,946
Gregory Martin	150,000 47,150 84,700 15,760 102,150	17.47 12.99 7.37 7.26 5.83	Jan 31, 2019 Jan 25, 2020 Jan 01, 2021 Jun 01, 2021 Jan 01, 2022	0 0 0 0 98,164	84,986	439,667	97,532
Alan Pangbourne	150,000 108,900 131,350	10.10 7.37 5.83	Mar 12, 2020 Jan 01, 2021 Jan 01, 2022	0 0 126,225	106,400	550,451	Nil
Jonathan Gilligan	56,500 70,000 68,100	7.37 11.18 5.83	Jan 01, 2021 Apr 01, 2021 Jan 01, 2022	0 0 65,443	55,200	285,572	Nil
W. John DeCooman	26,667 10,000 9,900 17,571 28,550 49,300 29,472 59,450	23.57 24.41 23.14 15.41 12.99 7.37 7.26 5.83	May 15, 2019 Dec 16, 2019 Jan 27, 2018 Jan 18, 2019 Jan 25, 2020 Jan 01, 2021 Jun 01, 2021 Jan 01, 2022	0 0 0 0 0 0 0 57,130	52,286	270,497	59,142

(1)
Options awards reflect options granted as part of the annual compensation package of each NEO. For Mr. Martin and Mr. DeCooman, option awards include options awarded on June 1, 2014 in recognition of their contribution to the Marigold acquisition. The value of the options is based on a market value of C$7.16, the closing price per Silver Standard Share on the TSX as of December 31, 2015. These options have not been, and may never be, exercised. Any actual gains will depend on the value of the Silver Standard Share on the date the options are exercised.

(2)
Share-based awards reflect PSUs granted to the NEOs. For Mr. Martin and Mr. DeCooman, share-based awards include RSUs awarded on June 1, 2014 in recognition of their contribution to the Marigold acquisition.

(3)
Included in this column are the Tranche 5 and 6 PSUs. Value assumes vesting at 100% and is calculated based on a market value of C$7.16, the closing price per Silver Standard Share on the TSX as of December 31, 2015. These PSUs have not vested and may vest at a performance percentage significantly less than 100% and potentially not at all.

(4)
The Board exercised its discretion pursuant to the terms of the Company’s PSU plan to structure the treatment of Mr. Smith’s PSUs that were outstanding on July 31, 2015 such that (i) all outstanding PSUs held by Mr. Smith continued in effect and at December 31, 2015 vested pro-rata based on the number of years held since the original grant date;

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and (ii) were paid with the regular payment cycle for PSUs according to the performance percentage determined as at December 31, 2015. The Committee’s recommendation to payout Mr. Smith’s PSUs at a performance percentage of 100% was approved by the Board. Amounts in this column for Mr. Martin and Mr. DeCooman relate to Tranche 4 PSUs that vested December 31, 2015 and were paid out in January, 2016.
The grant rate for stock options granted in 2015 was 1.88% of Silver Standard Shares issued and outstanding. The dilution for all options at December 31, 2015 was 3.95% of Silver Standard Shares issued and outstanding.
Incentive Plan Awards – Value Vested or Earned During the Year
The following table shows:

•	Total value of options that vested during 2015;

•	Total value of PSUs that vested in 2015; and

•	STI awards earned in 2015 and paid in 2016.
Amounts in this table are converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.2787 for 2015.

Name	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)(3)
Paul Benson	0	Nil	251,387
John Smith	0	845,256	305,649
Gregory Martin	2,506	112,011	273,767
Alan Pangbourne	0	Nil	340,878
Jonathan Gilligan	0	Nil	156,224
W. John DeCooman	4,687	76,075	143,528

(1)
Amounts in this column reflect the pre-tax value that the executives would have realized if they had exercised their options that vested in 2015, on the date they vested. As of December 31, 2015, no options that vested in 2015 were in the money.

(2)
For Mr. Smith, the Board exercised its discretion pursuant to the terms of the Company’s PSU Plan to structure the treatment of Mr. Smith’s PSUs that were outstanding on July 31, 2015 such that (i) all outstanding PSUs held by Mr. Smith continued in effect and at December 31, 2015 vested pro-rata based on the number of years held since the original grant date; and (ii) were paid with the regular payment cycle for PSUs according to the performance percentage determined as at December 31, 2015. The Committee’s recommendation to pay out Mr. Smith’s PSUs at a performance percentage of 100% was approved by the Board and C$1,080,829 (US$845,256) was paid to Mr. Smith on January 14, 2016. For Mr. Martin and Mr. DeCooman, amounts in this column relate to the Tranche 4 PSUs which vested on December 31, 2015 and were paid on January 14, 2016 and the extraordinary one-time LTI award of RSUs of which one-third vested on June 1, 2015 and were paid on June 12, 2015.

(3)
Amounts in this column represent STI payments that were paid in March, 2016 for performance in 2015. The amount for Mr. Smith based on his performance and services from January 1, 2015 to July 31, 2015 was paid to him on December 30, 2015.

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Termination and Change of Control Benefits
Employment Agreements
The Company has entered into employment agreements with each of our NEOs that provide them with certain rights in the event of involuntary termination of employment or a “Change of Control” of the Company.
A change of control, in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 50% or more of the Silver Standard Shares. “Good reason” will arise within 12 months following a change of control where a NEO is induced to resign or terminate his employment for, amongst other reasons, an adverse change in his position, duties, or responsibilities, or reporting relationship that is inconsistent with his title or position, a reduction of his base salary, or aggregate level of benefits, or relocation of his principal office outside of Vancouver, British Columbia.
Change of control benefits are granted to motivate executive officers to act in the best interests of the Company’s Shareholders in connection with a change of control transaction by removing the distraction of post-change of control uncertainties faced by the executive officers with regard to their continued employment and compensation.
Under the terms of the employment agreements, NEOs are entitled to compensation, based on their remuneration at the time, in the event of: (i) termination without cause; and (ii) a termination without cause or for good reason within 12 months of a change of control of the Company (both as more specifically provided below). No NEO is entitled to compensation on resignation, retirement or termination for cause.
Each NEO is required to: (a) not disclose or use for any purpose any of our confidential information following termination; and (b) sign a full release acceptable to us prior to receiving any payment as a result of termination without cause or following a change of control. The Company’s obligations to provide payments on a termination without cause or continue benefits coverage are conditional upon the NEO complying with his confidentiality obligations.
The table below summarizes the termination and change of control benefits provided to our NEOs:

Type of Compensation	Separation Event
	Resignation	Termination without Cause	Termination with Cause	Disability, Retirement or Death	Change of Control
Base Salary – CEO	No payment	24 months	No payment	No payment	24 months payable if terminated without cause by Company or by CEO for good reason
Base Salary – other NEOs	No payment	24 months	No payment	No payment	24 months payable if terminated without cause by Company or by NEO for good reason

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Type of Compensation	Separation Event
	Resignation	Termination without Cause	Termination with Cause	Disability, Retirement or Death	Change of Control
Short-term Incentive Plan	No payment	Two times the average annual bonus earned by the NEO in the three immediately preceding years.	No payment	No payment	Two times the average annual bonus earned by the NEO in the three immediately preceding years if terminated without cause by Company or by NEO for good reason
Stock Options	Expire 30 days after the end of the notice period or otherwise as determined by the Board	Expire 30 days after the end of the notice period or otherwise as determined by the Board.	Expire on date of termination	Expire on the first anniversary of the date of death	All options vest immediately upon a change of control
PSUs	Unless otherwise determined by the Committee, unvested PSUs are forfeited	Unless otherwise determined by the Committee, unvested PSUs are forfeited	Unless otherwise determined by the Committee, unvested PSUs are forfeited	The Compensation Committee has the discretion to determine that unvested PSUs vest and to determine the performance percentage to be applied
If the PSU Plan has been assumed by the acquirer, if an executive is terminated other than for cause by Company or resigns with good reason then: (a) if the termination date is less than halfway through the performance period, the PSUs vest and are paid out at 100% in an amount proportionate to the elapsed performance period; and (b) if the termination date is more than halfway through the performance period, the PSUs vest and are paid out at 100%.
If the acquirer does not continue the PSU Plan, all outstanding PSUs vest 100%, or at such other percentage as is determined by the Committee, and are paid out in an amount proportionate to the elapsed performance period at the date of the change of control.

RSUs	RSUs are forfeited in the event the applicable employee is terminated unless determined otherwise by the Committee	RSUs are forfeited in the event the applicable employee is terminated unless determined otherwise by the Committee	RSUs are forfeited in the event the applicable employee is terminated unless determined otherwise by the Committee	The Committee has the discretion to determine that unvested RSUs vest.
In the event of a change of control where the RSU Plan has been assumed by the acquirer, if the applicable employee is terminated other than for cause or resigns without good reason (as defined in the RSU Plan), then the RSUs fully vest and are paid out on the termination date. If the acquirer does not continue the RSU Plan, the RSUs fully vest and are paid out on the date of the change of control.

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Amounts Payable on Termination without Cause
The table below sets out the estimated incremental payments that would have been due to each of the NEOs in the event of a termination without cause assuming termination on December 31, 2015. Lump sum payments in this table are paid in Canadian dollars, amounts are converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.384 at December 31, 2015.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)	Share-Based Awards ($)	All Other Compensation ($)	Total ($)
Paul Benson	895,954	895,954	Nil	Nil	11,361	1,803,269
Gregory Martin	534,682	435,598	Nil	Nil	17,618	987,898
Alan Pangbourne	650,289	557,460	Nil	Nil	18,097	1,225,846
Jonathan Gilligan	505,780	282,815	Nil	Nil	13,180	801,775
W. John DeCooman	441,474	240,548	Nil	Nil	13,647	695,669
Amounts Payable on Termination on Change of Control
The table below sets out the estimated incremental payments that would have been due to each of the NEOs for termination on a change of control assuming termination on December 31, 2015. Lump sum payments in this table are paid in Canadian dollars, amounts are converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.384 at December 31, 2015.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)(1)	Share-Based Awards ($)(2)	All Other Compensation ($)	Total ($)
Paul Benson	895,954	895,954	Nil	Nil	11,361	1,803,269
Gregory Martin	534,682	435,598	98,164	215,482	17,618	1,301,544
Alan Pangbourne	650,289	557,460	126,225	262,328	18,097	1,614,399
Jonathan Gilligan	505,780	282,815	65,443	136,076	13,180	1,003,294
W. John DeCooman	441,474	240,548	57,130	140,009	13,647	892,808

(1)
Assumes no exchange of options held by NEOs and the vesting of all outstanding options. Calculated based on the difference between the closing price of the Silver Standard Shares on the TSX on December 31, 2015 (C$7.16) and the exercise price of the option.

(2)
Assumes that the acquirer does not continue the PSU Plan. All outstanding PSUs vest 100% and are paid out in an amount proportionate to the elapsed performance period at the date of the change of control.

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GOVERNANCE
About the Board
The mandate of our Board is to supervise management in its day-to-day conduct of our business and affairs.
The Board has a written charter that sets out its duties and responsibilities, including:

•	reviewing and approving strategic plans prepared or updated by management and monitoring annual progress in relation to strategic plans;

•	reviewing and approving programs and budgets for each fiscal year and monitoring the progress of programs and budget against approved objectives;

•	monitoring the integrity of our financial statements;

•	monitoring our compliance with legal and regulatory requirements;

•	monitoring and evaluating the performance of management, establishing compensation programs and succession planning and determining compensation of the CEO and senior management;

•	overseeing management’s implementation of environmental, community and health and safety policies and programs;

•	assisting management in identifying our principal business risks; and

•	ensuring that management implements the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of the Shareholders.
The full text of the charter is attached as Schedule H to this Circular.
The Company is listed on both the TSX and on Nasdaq. Although the Company is not required to comply with all of Nasdaq’s corporate governance requirements as if it were a U.S. corporation, our governance practices comply with Nasdaq requirements as if we were a U.S. domestic issuer.
Position Descriptions
The Board has developed written position descriptions for the Chair of the Board and each of its committees. The Chair of the Board is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by law and as set out in the position description. The Board also requires that each chair of a committee, among other things, ensures (i) effective functioning of the committee, (ii) that responsibilities and obligations of the committee are met and (iii) that the committee is organized to function independently of management.
The Board has developed a written position description for the CEO that specifies his responsibilities for the day-to-day operations of the Company, including (i) reviewing and implementing strategies to advance the Company's mission and objectives and to promote revenue, profitability and growth as an organization, (ii) budgeting and monitoring performance against budget and (iii) identifying opportunities and risks and implementing appropriate risk mitigation strategies. The CEO is required to provide leadership and oversee the Company’s operations to ensure production efficiency, quality, service, and cost-effective management of resources.

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Director Independence
A director is independent if he or she has no direct or indirect material relationship with the Company that the Board believes could reasonably be perceived to materially interfere with his or her ability to exercise independent judgment. Applicable securities laws set out certain situations where a director will automatically be considered to have a material relationship with the Company.
All of our directors are considered to be independent other than Mr. Benson because he is our President and Chief Executive Officer. In addition, the Chair of the Board and all members of our Board committees are independent.
The independent directors hold regularly scheduled and ad hoc meetings without non-independent directors and members of management. At each regularly scheduled meeting of the Board, the Audit Committee and the Compensation Committee, the independent directors hold in-camera sessions. In-camera sessions at other committee meetings are held as considered necessary. In the year ended December 31, 2015, in-camera sessions without members of management present were held at ten of twelve Board meetings, four of five Audit Committee meetings, six of seven Compensation Committee meetings, four of four CGN Committee meetings and four of four Safety and Sustainability Committee meetings.
Other Directorships
In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Peter W. Tomsett	Acacia Mining plc
Beverlee Park	Teekay LNG Partners TransAlta Corporation
Steven Reid	Eldorado Gold Corporation Gold Fields Limited
None of the directors of the Company currently serve together on the board of any other company.

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Director Attendance
During the fiscal year ending December 31, 2015, the attendance record of the directors at Board and committee meetings was as follows:

Summary of Attendance of Directors at Meetings
Directors	Board Meetings (12 Meetings)	Audit Committee Meetings (5 Meetings)	Compensation Committee (7 Meetings)	Corporate Governance and Nominating Committee (4 Meetings)	Safety and Sustainability Committee (4 Meetings)	Attendance Rate
A.E. Michael Anglin	12	-	7	-	4	100%
Paul Benson(1)	4	-	-	-	-	100%
Gustavo Herrero	12	5	7	4	-	100%
Beverlee Park	12	5	-	-	4	100%
Richard D. Paterson	12	5	-	4	-	100%
Steven Reid	12	-	7	-	4	100%
John Smith(1)	8	-	-	-	-	100%
Peter W. Tomsett	12	-	-	4	-	100%

(1)
Mr. Smith resigned from his position as President and Chief Executive Officer effective July 31, 2015. Mr. Benson joined the Company as President and Chief Executive Officer, and was appointed as a director, on August 1, 2015.

Ethical Conduct
Our Board advocates a high standard of integrity for all its members and the Company. As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by requiring the Company to carry out its business in line with high business and moral standards and applicable legal and financial requirements.
The Board has approved a Code of Conduct, a Whistleblower Policy, an Insider Trading Policy and an Anti-Corruption and Anti-Bribery Policy to support the Company’s commitment to ethical business conduct. Annual certification is required by each director, officer and employee of the Company acknowledging his or her respective obligations under the Code of Conduct and the Company’s other governance policies. The Audit Committee receives a report on the annual acknowledgements. The Chair of the Audit Committee receives reports of any incidents arising under these policies and is responsible to ensure appropriate investigation and reporting to the Audit Committee and the Board.
The Code of Conduct has been filed on SEDAR and is available on the Company’s website at www.silverstandard.com. No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct.

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Conflicts of Interest
We are not aware of any existing or potential conflicts of interest between the Company and any of our directors or officers.
If a director or officer has any conflict of interest or potential conflict of interest, the interested director or officer is required to disclose such conflict pursuant to and is expected to govern themselves in accordance with applicable laws. In particular, an interested director or officer will not participate in deliberations where he or she has a conflict or potential conflict of interest and, in the case of an interested director, will not vote on any such matter.
Board Committees
The Board has established four standing committees to assist it to carry out its mandate: the Audit Committee, the Compensation Committee, the CGN Committee and the Safety and Sustainability Committee.
The following table sets out the current members of the standing committees:

Name	Audit	Compensation	Corporate Governance & Nominating	Safety & Sustainability
A.E. Michael Anglin	-	✓	-	✓ Chair
Gustavo Herrero	✓	✓	✓ Chair	-
Beverlee Park	✓	-	-	✓
Richard D. Paterson	✓ Chair	-	✓	-
Steven Reid	-	✓ Chair	-	✓
Peter W. Tomsett	-	-	✓	-
All committee charters are reviewed annually and are posted on our website at www.silverstandard.com.
Audit Committee
All members of the Audit Committee are, and during 2015 were, independent and financially literate as defined under National Instrument 52-110 – Audit Committees. Mr. Paterson and Ms. Park are our Audit Committee financial experts.
The Audit Committee is responsible for:

•	overseeing financial reporting, internal controls, the internal audit function, the audit process and the establishment of “whistle-blower” and related policies;

•	recommending the appointment of the independent auditor and reviewing the annual audit plan and auditor compensation;

•	pre-approving audit, audit-related and tax services to be provided by the independent auditor; and

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•	reviewing and recommending approval to the Board of our annual and quarterly financial statements and management’s discussion and analysis and our annual information form.
Additional information concerning the independent auditor, including the fees paid for services provided in the last two fiscal years, is contained in the Company’s annual information form for the fiscal year ended December 31, 2015 which has been filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).
Compensation Committee
All members of the Compensation Committee are, and during 2015 were, independent.
Additional disclosure regarding the Compensation Committee is provided in this Circular under the heading “Compensation Discussion & Analysis – Compensation Governance”.
Corporate Governance and Nominating Committee
All members of the CGN Committee are, and during 2015 were, independent.
The CGN is responsible for:

•	reviewing the corporate governance policies and procedures of Silver Standard;

•	identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of Shareholders;

•	in the event of any vacancy on the Board, identifying individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and

•	recommending to the Board, on an annual basis, director nominees for each Board committee.
Nomination of Directors; Diversity
The CGN Committee has responsibility for, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of Shareholders and nominees for appointment to committees of the Board. The CGN Committee is also responsible for analyzing the needs of the Board when vacancies arise on the Board and recommending nominees who meet such needs.
The CGN Committee annually undertakes an assessment of desired board skills and competencies required to provide effective oversight for the execution by management of the Company’s strategic objectives. As part of the annual Board assessment process, directors answer questions relating to board composition, required experience and competencies and complete a skills matrix. The CGN Committee reviews this information to consider whether the current directors reflect the required mix of skills and experience and to determine whether a search should be undertaken for additional or replacement directors.
In reviewing potential director candidates, the CGN Committee will review the competencies and skills of potential candidates against those that the Committee considers the Board as a whole should possess. This assessment involves the exercise of the CGN Committee’s independent judgment regarding potential candidate qualifications, skills and experience, with a view to the effective functioning of the Board. The CGN Committee seeks to maintain Board composition that provides the best mix of skills and experience to support achievement of the Company’s strategy.

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The CGN Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary. The CGN Committee then makes recommendations to the Board regarding potential director candidates.
Safety and Sustainability Committee
All members of the Safety and Sustainability Committee are, and were during 2015, independent directors.
The duties and responsibilities of the Committee include:

•	reviewing and confirming Silver Standard’s systems in the areas of safety, health, security, environment and community relations;

•
annually and as required, reviewing and monitoring the safety, health, security, environment and community relations performance against the Silver Standard established systems and report performance to the Board;

•	assessing the effectiveness of the Silver Standard safety, health, security, environment and community relations practices and policies to, in particular, identify and manage risks;

•	monitoring management’s action plans to address emerging issues and ensuring sufficient resources are allocated to address safety, health, security, environment and community relations matters;

•
ensuring that any aspects of safety, health, security, environment and community relations that may materially affect Silver Standard’s current or future position, including compliance with legal and regulatory requirements, are reported to the Board and in accordance with the risk management process of the Audit Committee; and

•	reviewing the scope of potential environmental liabilities and obligations and the adequacy of the systems that manage and monitor these liabilities and obligations.
Orientation and Continuing Education
New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues, including short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. New directors also meet with members of the executive management team and country managers to educate themselves on the nature and operation of the Company’s business. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs and experience of each director.
All directors have access to an electronic board portal where Company information is posted and updated. Directors receive monthly reports on the business from management. Board and committee members also meet periodically with management, between regularly scheduled meetings, to receive a review of the operations of the Company.
Directors are provided with continuing education throughout the year on issues that are necessary for them to meet their obligations as Board members. In conjunction with Board meetings, management and the Company’s advisors provide presentations on topics pertinent to our business, including the impact of significant industry, political, legal and other developments.
An annual strategy meeting is organized with presentations relevant to the Company’s business and strategic objectives and is usually coordinated with a visit to a Company site to increase directors’ knowledge of and familiarity with the Company’s operations. In 2013, the directors attended a site

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visit to the Company’s Pirquitas mine in Argentina and in 2014, the directors attended a site visit to the Company’s Marigold mine in Nevada. Following Mr. Benson’s appointment as President and Chief Executive Officer in August 2015, the 2015 strategy meeting was held off-site in Kelowna, British Columbia.
In addition to periodic presentations on topics relevant to matters for discussion at Board and committee meetings, the following presentations and education sessions were provided to the directors in 2015:

Date	Topic	Presenter
May 12, 2015	CEO Transition	Michael O’Callaghan, Korn Ferry
October 13 – 14, 2015	Investor Criteria for Mining Equities	Macquarie Capital Markets Canada Ltd.
	Canada and Australia Currency Outlook	Macquarie Capital Markets Canada Ltd.
	Gold and Silver Price Outlook	Macquarie Capital Markets Canada Ltd; Deutsche Bank
November 4, 2015	Corporate Responsibility in Mining	Craig Ford, Corporate Responsibility Solutions
At its meeting in November, 2015, the CGN Committee reviewed a proposed director education program for 2016 on topics including the following:

•	The post-election political environment in Argentina;

•	Corruption of Foreign Public Officials/Foreign Corrupt Practices/Extractive Sector Transparency Measures Act;

•	Cybersecurity; and

•	Risks in mining.
To facilitate access to director education, all of our directors are members of the Institute of Corporate Directors, an organization which promotes the continuing education of directors. All of the directors are actively involved in their respective areas of expertise and have full access to our management.
Assessments
The CGN Committee annually reviews the overall effectiveness of the Board, committees and individual directors. Individual performance is assessed based on attendance, relevant expertise and contributions to, and participation in, meetings of the Board and committees.
Evaluations are undertaken through formal questionnaires. The evaluation form asks the directors to assess the effectiveness of the Board and its committees in respect of: Board organization and structure; Board culture; Board information and resources, managing the affairs of the Board, management and human resources; strategy and plans; financial and corporate issues; business risk and management; policies and procedures; Shareholder and corporate communications; legal obligations, and general open ended questions about the effective working relationships of the Board and ways to enhance Board performance. The Board evaluation process is designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The CGN Committee requests each director to complete the

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evaluations for return to the Company’s Corporate Secretary to summarize the results for the CGN Committee Chair. The CGN Committee Chair then discusses with individual directors the questionnaires as necessary, and reports the results to the CGN Committee and the Board. The CGN Committee reviews the results and makes any necessary recommendation to the Board for adoption.
DIRECTOR COMPENSATION
In 2015, our directors received the following compensation for serving on our Board:

•	Each director, other than the Chair of the Board, receives an annual director retainer of C$45,000;

•
The Chair of the Board receives an annual Board Chair retainer fee of C$110,000, in place of the annual director retainer fee, annual committee member retainer fee and annual committee chair retainer fee;

•	Each committee member, excluding the committee chair, receives an annual retainer of C$5,000;

•	The Audit Committee chair receives an annual retainer of C$20,000;

•	The Compensation Committee chair receives an annual retainer of C$15,000;

•	The other committee chairs receive an annual retainer of C$10,000;

•	Retainer fees may be paid in either cash or DSUs, at the election of the individual director; and

•	Directors are also provided an annual DSU award equivalent in value to C$80,000 for individual directors and C$140,000 for the Chair, paid quarterly.
In addition, a travel fee of C$4,500 per trip is payable to directors resident outside North America for attendance at Board meetings or site visits in North America. Directors are also entitled to be reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Board and directors or any committee thereof or otherwise in connection with their services as directors.
The Compensation Committee periodically reviews Board compensation and recommends changes to director compensation when warranted in the circumstances. In addition, the Board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.
The Board has established share ownership guidelines for our directors. We expect each director to accumulate at least three times the sum of: (i) the annual cash retainer; and (ii) the annual DSU award (in total C$375,000 for directors and C$750,000 for the Chair) of value in the Silver Standard Shares and/or DSUs, valued based on the acquisition cost, to be achieved by the later of (i) March 1, 2018; and (ii) the date that is five years from the date the applicable director is appointed or elected as a director of the Company. As long as a director’s total cost base for Silver Standard Shares or DSUs he or she has acquired exceeds C$375,000, or C$750,000 in the case of the Chair, he or she will not be required to make up any shortfall in the value of his or her existing holdings.

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The following table sets out all amounts of compensation provided to our directors, other than Mr. Benson, for the year ended December 31, 2015. Mr. Benson, our President and CEO, does not receive additional remuneration for his service as a director.

Name	Retainer Fees ($)(1)(3)	Share-Based Awards ($)(2) (3)	Option-Based Awards ($)(3)	All Other Compensation ($)(3)	Total Compensation ($)(3)
A.E. Michael Anglin	46,926	62,568	Nil	Nil	109,494
Gustavo Herrero	50,837	62,568	Nil	Nil	113,405
Beverlee Park	43,016	62,568	Nil	Nil	105,584
Richard D. Paterson	54,747	62,568	Nil	Nil	117,315
Steven Reid	50,837	62,568	Nil	Nil	113,405
Peter W. Tomsett	86,032	109,495	Nil	Nil	195,527

(1)
Amounts in this column represent the annual retainer fees for service as a director and committee member. Directors may elect to take all or a portion of those fees in cash and/or DSUs (see table below for further detail).

(2)	The amounts in this column represent the annual DSU award provided to directors for 2015.

(3)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.2786 for 2015.
DSU Plan
The Board adopted a DSU plan effective July 1, 2008 to more closely align the interests of our directors with the interests of the Shareholders. With the adoption of the DSU plan, our directors no longer receive option awards. Under the DSU plan: (a) directors are awarded annual DSU grants; (b) directors may elect to receive all or a portion of their annual retainer fees in DSUs; (c) the number of DSUs to be received is calculated by dividing the dollar value of the DSUs to be received by the market price of the Silver Standard Shares on the date the DSUs are credited to a director’s account; (d) directors are credited with additional DSUs for dividends paid on the Silver Standard Shares while they hold DSUs; (e) DSUs are credited to a director’s account pro rata on a quarterly basis; and (f) DSUs cannot be redeemed until the director ceases to be a member of the Board. Upon redemption of DSUs, we will pay to a director a lump sum cash amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of the Silver Standard Shares at the time of redemption.

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The following table sets out the compensation provided to our directors, other than Mr. Benson, taken in cash and DSUs, for the year ended December 31, 2015.

Name	Retainer Fees ($)(1)	Annual DSU Grant ($)(1)	Total Compensation Earned ($)(1)	Compensation Taken in DSUs ($)(1)	Compensation Taken in Cash ($)(1)
A.E. Michael Anglin	46,926	62,568	109,494	109,494	Nil
Gustavo Herrero	50,837	62,568	113,405	113,405	Nil
Beverlee Park	43,016	62,568	105,584	105,584	Nil
Richard D. Paterson	54,747	62,568	117,315	117,315	Nil
Steven Reid	50,837	62,568	113,405	87,987	25,418
Peter W. Tomsett	86,032	109,495	195,527	195,527	Nil

(1)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.2786 for 2015.

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Outstanding Option- and Share-Based Awards
The following table sets out all outstanding option- and share-based awards for each of our directors, other than Mr. Benson, at December 31, 2015.

	Option-based Awards(1)				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of DSUs that have Not Vested (#)	Market or Payout Value of DSUs that have Not Vested ($)	Market or Payout Value of Vested DSUs Not Paid Out or Distributed ($)(2)
A.E. Michael Anglin	N/A	N/A	N/A	N/A	Nil	Nil	453,310
Gustavo Herrero	N/A	N/A	N/A	N/A	Nil	Nil	306,411
Beverlee Park	N/A	N/A	N/A	N/A	Nil	Nil	157,763
Richard D. Paterson	N/A	N/A	N/A	N/A	Nil	Nil	474,728
Steven Reid	N/A	N/A	N/A	N/A	Nil	Nil	224,692
Peter W. Tomsett	N/A	N/A	N/A	N/A	Nil	Nil	823,079

(1)	No options are held by directors. Directors are not eligible participants under that plan.

(2)
Amounts in this column reflect the value of the aggregate number of DSUs received by directors for their annual DSU award and retainer fees taken in DSUs. DSUs vest immediately and are credited to each director’s account pro-rata on a quarterly basis; however, directors do not receive the cash value of the vested DSUs until they leave the Board. Calculated based on the closing price of our shares on the TSX on December 31, 2015 (C$7.16). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.384 at December 31, 2015.

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DSU Plan Awards - Value Vested or Earned During the Year
The following table sets out the value of the annual DSU grant provided to each of our directors, other than Mr. Benson, vested or earned during the year ended December 31, 2015.

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)(1)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
A.E. Michael Anglin	N/A	114,663	N/A
Gustavo Herrero	N/A	118,756	N/A
Beverlee Park	N/A	110,795	N/A
Richard D. Paterson	N/A	122,856	N/A
Steven Reid	N/A	92,140	N/A
Peter W. Tomsett	N/A	204,759	N/A

(1)
DSUs vest immediately and are credited to each director’s account pro-rata on a quarterly basis; however, directors do not receive the cash value of the vested DSUs until they leave the Board. Calculated based on the closing price of our shares on the TSX on December 31, 2015 (C$7.16).

(2)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the US dollar/Canadian dollar average exchange rate of 1.2786 for 2015.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets out information as of the end of the Company’s most recently completed financial year, December 31, 2015, with respect to compensation plans under which equity securities of the Company are authorized for issuance.
Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (C$)	Number of Securities Remaining Available for Future Issuances Under Equity Compensation Plans
Equity compensation plans approved by security holders(1)	3,193,106	8.97	1,656,483
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	3,193,106	8.97	1,656,483

(1)
Numbers in this row refer to stock options to purchase securities of the Company pursuant to the Company’s Stock Option Plan. The maximum number of shares reserved for issuance under the Company’s Stock Option Plan at any time is 6% of the Company’s issued and outstanding shares at that time.

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If all 3,193,106 options outstanding at December 31, 2015 were exercised for Silver Standard Shares, the Silver Standard Shares which would be issued upon such exercise would total approximately 3.95% of the issued and outstanding Silver Standard Shares at December 31, 2015 on a non-diluted basis.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at the date of this Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries. Neither the Company nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.
MANAGEMENT CONTRACTS
All management functions of the Company or any of its subsidiaries are performed by the directors and executive officers of the company and its subsidiaries.
ADDITIONAL INFORMATION
Additional information relating to Silver Standard is available on Silver Standard’s website at www.silverstandard.com, on SEDAR under Silver Standard’s profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Financial and other information of Silver Standard is provided in its audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2015, which can be found under Silver Standard’s profile on SEDAR at www.sedar.com and will be sent without charge to any securityholder upon request by contacting the Corporate Secretary of Silver Standard at suite 800 – 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1G4, by telephone: (604) 484-8217 or toll free at 1-888-338-0046.
DIRECTORS’ APPROVAL
The contents and the sending of this Circular to Shareholders has been approved by the Board.
Claude Resources has provided the information contained in this Circular concerning Claude Resources and its business and operations and Claude Resources’ financial information and financial statements. Silver Standard assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Claude Resources to disclose facts or events which may affect the accuracy of any such information.
DATED at Vancouver, British Columbia, this 1st day of April, 2016.
BY ORDER OF THE BOARD
(signed) “Peter W. Tomsett”
Peter W. Tomsett
Chairman of the Board of Silver Standard
Resources Inc.

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SCHEDULE “A”
GLOSSARY OF TERMS
“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal, expression of interest, or inquiry, whether oral or written, from any person (other than Silver Standard or any of its affiliates) made after the date hereof relating to: (i) any acquisition, sale, lease, long-term supply agreement or other arrangement having the same economic effect as a sale, direct or indirect, of: (a) the assets of Claude Resources and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets Claude Resources and its subsidiaries taken as a whole; or (b) 20% or more of any voting or equity securities of Claude Resources or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Claude Resources and its subsidiaries, taken as a whole; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Claude Resources; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Claude Resources or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Claude Resources and its subsidiaries, taken as a whole;
“Arrangement” means the arrangement of Claude Resources under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement;
“Arrangement Agreement” means the arrangement agreement dated March 7, 2016, including the schedules thereto, between Silver Standard and Claude Resources, as amended by an amending agreement dated March 30, 2016, copies of which is filed under Silver Standard’s profile on SEDAR at www.sedar.com;
“Arrangement Resolution” means the special resolution of the Claude Resources Shareholders to be considered at the Claude Resources Meeting to approve the Arrangement;
“BCBCA” means the British Columbia Business Corporations Act, as amended;
“Board” means the board of directors of Silver Standard;
“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;
“CGN Committee” means the Corporate Governance and Nominating Committee of the Board;
“Circular” means this management information circular, including the schedules hereto and all the documents incorporated by reference herein, sent to the Shareholders in connection with the Meeting;
“Claude Resources” means Claude Resources Inc.;
“Claude Resources’ AIF” means Claude Resources’ Annual Information Form dated March 29, 2016;
“Claude Resources Board” means the board of directors of Claude Resources;
“Claude Resources Change in Recommendation” has the meaning given to it under the heading “The Arrangement Agreement – Termination”;

“Claude Resources Disclosure Letter” means the disclosure letter executed by Claude Resources and delivered to Silver Standard concurrently with the execution of the Arrangement Agreement;
“Claude Resources ESPP” means Claude Resources’ employee share purchase plan;
“Claude Resources Fairness Opinions” means the written fairness opinions delivered by Canaccord Genuity Corp. and National Bank Financial to Claude Resources’ special committee and board of directors, respectively, in connection with the Arrangement;
“Claude Resources Meeting” means the meeting of the Claude Resources Shareholders to consider, among other things, the Arrangement Resolution;
“Claude Resources Option Plan” means the amended and restated stock option plan of Claude Resources dated March 26, 2015;
“Claude Resources Options” means the options to acquire Claude Resources Shares that have been granted pursuant to the Claude Resources Option Plan;
“Claude Resources Shareholder Approval” means the approval of the Arrangement Resolution by 66 2/3% of the votes cast in respect thereof by the Claude Resources Shareholders present in person or by proxy at the Claude Resources Meeting;
“Claude Resources Shareholders” means the holders of common shares of Claude Resources;
“Claude Resources Shares” means the common shares of Claude Resources;
“Claude Resources Supporting Shareholders” means, collectively, all of the directors and senior officers of Claude Resources, each of whom has entered into a Claude Resources Voting Agreement;
“Claude Resources Voting Agreements” means the voting agreements between Silver Standard and each of the Claude Resources Supporting Shareholders setting forth the terms and conditions upon which the Claude Resources Supporting Shareholders have agreed, among other things, to vote their Claude Resources Shares in favour of the Arrangement Resolution;
“Claude Shareholder Rights Plan” means the amended and restated shareholder rights plan dated May 7, 2015 between Claude Resources and Valiant Trust Company, as rights agent, as amended from time to time;
“Combined Company” means Silver Standard following the completion of the Arrangement;
“Commissioner” means the Commissioner under the Competition Act or any person duly authorized to exercise the powers of the Commissioner of Competition;
“Committee” means the Compensation Committee of the Board;
“Computershare” means Computershare Investor Services Inc., the registrar and transfer agent for Silver Standard;
“Competition Act” means the Competition Act (Canada), as amended from time to time;
“Competition Act Clearance” means that, in the event that the transactions contemplated by the Arrangement Agreement are subject to Part IX of the Competition Act, either (i) or (ii) shall have occurred with respect to the transactions contemplated by the Arrangement Agreement: (i) the relevant waiting period in Section 123(1) of the Competition Act shall have expired or shall have been terminated under Subsection 123(2) of the Competition Act by the Commissioner, or the Commissioner shall have waived the obligation to provide a pre-merger notification in accordance with Section 113(c) of the Competition Act, and the Commissioner shall have issued a No Action Letter; or (ii) the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act;
“Confidentiality Agreement” means the agreement between Silver Standard and Claude Resources dated October 19, 2015;
“Consideration” means the consideration to be received by the Claude Resources Shareholders pursuant to the Plan of Arrangement in respect of each Claude Resources Share that is issued and outstanding immediately prior to the Effective Time comprised of (i) 0.185 of a Silver Standard Share and (ii) cash in the amount of C$0.001, for each Claude Resources Share;
“Court” means the British Columbia Supreme Court;
“Depositary” means Computershare Investor Services Inc.;
“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;
“Dissenting Shareholder” means a registered Claude Resources Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;
“DSU” has the meaning given to it under the heading “Directors – Information about Director Nominees”;
“EBITDA” means earnings before interest, taxes, depreciation and amortization;
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement, which shall be no later than the Outside Date;
“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;
“Engagement Agreement” means the engagement agreement dated November 19, 2015 between Silver Standard and Macquarie pursuant to which Silver Standard retained Macquarie as its financial advisor;
“ESPP” means an employee share purchase plan;
“Exchange Ratio” means 0.185 of a Silver Standard Share for each Claude Resources Share;
“Fairness Opinion” means the fairness opinion of Macquarie provided to the Board in connection with the Arrangement, as set out in full at Schedule F of this Circular;
“Final Order” means an order of the Court, granted pursuant to Section 192 of the CBCA, approving the Arrangement;

“Financial Information” has the meaning given to it under the heading “General Proxy Information – Receiving Meeting Materials”;
“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the TSX;
“Interim Order” means the interim order of the Court granted to Claude Resources on April 1, 2016;
“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an order prohibiting closing being made) of Governmental Entities as set out in Schedule C of the Arrangement Agreement;
“Key Third Party Consents” means those consents, approvals and notices required from any third party to proceed with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement, as set out in Schedule D of the Arrangement Agreement;
“Laurel Hill” means Laurel Hill Advisory Group;
“LTI” means long-term incentive;
“Macquarie” means Macquarie Capital Markets Canada Ltd.;
“Material Adverse Effect” means in respect of any Party, any change, effect, event or occurrence that either individually or in the aggregate with other such changes, effects, events or occurrences, is material and adverse to the business, operations, results of operations, assets, properties, condition (financial or otherwise) or liabilities of that person and its subsidiaries, on a consolidated basis, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of the Arrangement Agreement or the transactions contemplated hereby; (ii) changes in general economic, securities, financial, banking or currency exchange markets; (iii) any change in IFRS; (iv) any natural disaster provided that it does not have a materially disproportionate effect on that person relative to comparable mining companies; (v) changes affecting the mining industry generally or metal prices, provided that such changes do not have a materially disproportionate effect on that person relative to comparable mining companies; (vi) generally applicable changes in applicable law; (vii) the commencement or continuation of any war, armed hostilities or acts of terrorism; (viii) changes in political or civil conditions in any jurisdiction in which such person’s assets and/or its business and operations are located that do not disproportionately affect such person relative to comparable mining companies; and (ix) any decrease in the market price or any decline in the trading volume of that person’s common shares on the TSX (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (viii) above) may be taken into account in determining whether a Material Adverse Effect has occurred);
“Meeting” means the annual and special meeting of Shareholders, including any adjournments and postponements thereof, to approve, among other things, the Share Issuance Resolution;

“Meeting Materials” means, collectively, the Notice of Meeting, Circular and proxy form/voting instruction form;
“Meridian” means Meridian Compensation Partners;
“N&A card” means the notice sent to Shareholders as of the Record Date containing instructions on how to access the Meeting Materials, Financial Information and how to vote;
“Nasdaq” means Nasdaq Global Market;
“National Bank Financial” means National Bank Financial Inc.;
“NEO” means a named executive officer;
“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects, of the Canadian Securities Administration;
“NI 45-102” means National Instrument 45-102 – Resale of Securities, of the Canadian Securities Administration;
“No Action Letter” means a written letter from the Commissioner stating that the Commissioner does not, at such time, intend to make an application under Section 92 of the Competition Act in respect of transactions contemplated by the Arrangement Agreement;
“Outside Date” means June 30, 2016 or such later date as may be agreed to in writing by Silver Standard and Claude Resources;
“Parties” means, as applicable, Silver Standard and Claude Resources, and “Party” means any one of them;
“Plan of Arrangement” means the plan of arrangement of Claude Resources, substantially in the form set out in Schedule A to the Arrangement Agreement;
“PSU” means performance share units;
“PSU Plan” means the Company’s PSU plan;
“PwC” means PricewaterhouseCoopers LLP, Chartered Professional Accountants;
“Record Date” means the close of business on March 28, 2016;
“Response Period” means a period of four business days from the date that is the later of: (a) the date on which Silver Standard receives written notice from the Claude Resources Board that it has determined to accept, approve, endorse, recommend or enter into a binding agreement to proceed with such Superior Proposal; and (b) the date Silver Standard receives a copy of the Superior Proposal and all related documents;
“RRSP” means a registered retirement savings plan;
“RSU” means restrictive share units;
“RSU Plan” means the Company’s RSU plan;

“Seabee Gold Operation” means, collectively, the Seabee Mine Complex located at Laonil Lake, Saskatchewan and the Santoy Mine Complex located approximately 14 kilometers east of the Seabee Mine;
“SEDAR” means the System for Electronic Document Analysis and Retrieval, available to the public at www.sedar.com;
“Share Consideration” means 0.185 of a Silver Standard Share to be received by the Claude Resources Shareholders pursuant to the Plan of Arrangement in consideration for each Claude Resources Share;
“Share Issuance Resolution” means the ordinary resolution of Shareholders approving the issuance of the Share Consideration (including the Silver Standard Shares issuable upon the exercise of the Silver Standard Replacement Options), substantially in the form and content set out in Schedule E to this Circular;
“Silver Standard” or “Company” means Silver Standard Resources Inc.;
“Silver Standard Change in Recommendation” has the meaning given to it under the heading “The Arrangement Agreement – Termination”;
“Silver Standard Disclosure Letter” means the disclosure letter executed by Silver Standard and delivered to Claude Resources prior to or concurrently with the execution of the Arrangement Agreement;
“Silver Standard Replacement Options” means the options to acquire Silver Standard Shares granted to holders of Claude Resources Options pursuant to the Arrangement Agreement;
“Silver Standard Shareholders” or “Shareholders” means the holders of common shares of Silver Standard;
“Silver Standard Shares” or “Shares” means the common shares of Silver Standard;
“Silver Standard Supporting Shareholders” means collectively all of the directors and senior officers of Silver Standard, each of whom has entered into a Silver Standard Voting Agreement;
“Silver Standard Voting Agreements” means the voting agreements between Claude Resources and each of the Silver Standard Supporting Shareholders setting forth the terms and conditions upon which the Silver Standard Supporting Shareholders have agreed, among other things, to vote their Silver Standard Shares in favour of the Share Issuance Resolution;
“STI” means short-term incentive;
“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal made by a third party after the date of the Arrangement Agreement (and not obtained in violation of Section 7.2 thereof) that relates to the acquisition of 100% of the outstanding voting shares of Claude Resources (other than voting shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of Claude Resources and its subsidiaries, taken as a whole; and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that, in the case of an Acquisition Proposal to acquire 100% of the outstanding voting shares of Claude

Resources, is made available to all Claude Resources Shareholders on the same terms and conditions; (iii) that is not subject to a due diligence condition; and (iv) in respect of which the Claude Resources Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that having regard for all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of its voting shares from a financial point of view than the Arrangement, after taking into account any change to the Arrangement proposed by the Silver Standard;
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;
“Termination Fee” means an amount equal to C$12 million;
“TSR” means the total shareholder return;
“TSX” means the Toronto Stock Exchange;
“U.S. Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
“U.S. Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and
“VWAP” means volume weighted average price.

SCHEDULE “B”
INFORMATION CONCERNING SILVER STANDARD
Terms not otherwise defined in this Schedule have the meanings given to them in Schedule A of the Circular. This Schedule is qualified in its entirety by, and should be read together with, the detailed information contained or referred to elsewhere, or incorporated by reference, in the Circular and applicable Schedules.
Name and Incorporation
Silver Standard was incorporated as a company in British Columbia, Canada, on December 11, 1946 under the name “Silver Standard Mines, Limited (NPL)” and changed its name to “Silver Standard Mines Limited” on July 18, 1979. Silver Standard further changed its name to “Consolidated Silver Standard Mines Limited” and consolidated its common shares on a 1-for-5 basis on August 9, 1984. Silver Standard changed its name to “Silver Standard Resources Inc.” on April 9, 1990. On May 12, 2005, Silver Standard’s shareholders adopted new articles as required by the British Columbia Business Corporations Act (“BCBCA”), the statute under which Silver Standard is incorporated, and authorized an increase in the authorized capital from 100,000,000 Silver Standard Shares without par value to an unlimited number of Silver Standard Shares without par value.
Silver Standard is a reporting issuer in each of the provinces of Canada and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. The Silver Standard Shares are listed on the TSX under the symbol “SSO” and on Nasdaq under the symbol “SSRI”.
Silver Standard’s head office and registered and records office is located at Suite 800 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1G4.

Silver Standard Structure
The following is a diagram of the intercorporate relationships among Silver Standard and its material subsidiaries, including their respective jurisdictions of incorporation. Each of Silver Standard’s material subsidiaries is wholly-owned by Silver Standard.

Silver Standard Resources Inc.
Mina Pirquitas, LLC (Delaware)
Silver Standard Canada Holdings Ltd. (BC)
Intertrade Metals Corp. (BC)
Silver Standard US Holdings Inc. (Delaware)
Intertrade Metals LP (BC)(1)
Silver Standard Marigold Inc. (Delaware)
Mina Pirquitas, LLC Sucursal Argentina (Argentina)(2)
Marigold Mining Company (Nevada)
Pirquitas Mine
Marigold Mine

Notes:
(1)    Intertrade Metals Corp. is the General Partner and Silver Standard is the Limited Partner.
(2)    Argentina branch is not a separate legal entity.

Summary Description of Business
Silver Standard is a resource company focused on the operation, acquisition, exploration and development of precious metals resource properties located in the Americas. Silver Standard has two producing mines and a portfolio of precious metals dominant projects located throughout the Americas. Silver Standard’s focus is on safe, profitable gold and silver production from its Marigold mine in Nevada, U.S. and its Pirquitas mine in Argentina, respectively.
Silver Standard’s vision is to be one of the world’s premier mining companies, providing exceptional shareholder value by delivering excellence in all that it does. To achieve this vision, Silver Standard drives operational excellence in its business to enable growth through the acquisition of precious metals mines and advanced-stage projects.
Documents Incorporated by Reference
Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained by writing to: Silver Standard Resources Inc., Suite 800 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1G4. These documents are also available under Silver Standard’s profile on SEDAR, which can be accessed online at www.sedar.com.
The following documents, filed by Silver Standard with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Circular:

(a)	annual information form dated March 28, 2016 for the year ended December 31, 2015 (the “Silver Standard AIF”);

(b)	audited consolidated financial statements for the years ended December 31, 2015 and 2014, together with the notes thereto and the auditor’s report thereon;

(c)	management’s discussion and analysis of the financial position and results of operation for the year ended December 31, 2015 (the “Silver Standard MD&A”);

(d)	management information circular dated April 1, 2016 prepared in connection with the annual and special meeting of shareholders to be held on May 18, 2016; and

(e)	material change report dated March 9, 2016 relating to the execution of the Arrangement Agreement.
References herein to this Circular also include any and all documents incorporated by reference in this Circular. Any document of the types referred to above and certain other disclosure documents as set forth in Item 11.1 of Form 41-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by Silver Standard with the securities commissions or similar regulatory authorities in Canada after the date of this Circular and prior to the Effective Time shall be deemed to be incorporated by reference in this Circular.
Any statement contained herein or in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Circular to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement or a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified form to constitute part of this Circular; rather only such statement as so modified or superseded shall be considered to constitute part of this Circular.

Consolidated Capital
Under the Arrangement, assuming Claude Resources settles its obligations under the Claude Resources ESPP by issuing Claude Resources Shares and assuming no additional Claude Resources Shares or Claude Resources Options are issued, Silver Standard will issue up to 36,769,218 Silver Standard Shares to former Claude Resources Shareholders and will reserve 1,499,552 Silver Standard Shares for issuance pursuant to the Silver Standard Replacement Options.
Other than as disclosed below, there have not been any material changes to the share and loan capital of Silver Standard, on a consolidated basis, since December 31, 2015, the date of Silver Standard’s most recently filed financial statements. The following table summarizes Silver Standard’s consolidated capitalization (a) as at December 31, 2015 and (b) as at December 31, 2015 (after giving effect to the Arrangement only). The table should be read in conjunction with the financial statements of Silver Standard and Claude Resources, including the notes thereto, incorporated by reference into this Circular and the unaudited pro forma combined financial statements, including the notes thereto, attached as Schedule G to this Circular.

	As at December 31, 2015	As at December 31, 2015 (after giving effect to the Arrangement)
Description	(all dollar amounts are in thousands of U.S. dollars)
Silver Standard Shares	$707,607	$904,101
Other Reserves	$(54,805)	$(50,911)
Equity Component of Convertible Notes	$68,347	$68,347
Retained (deficit)	$(237,966)	$(281,179)
Shareholders’ Equity	$447,183	$640,358
Silver Standard Shares
Silver Standard’s authorized share capital consists of an unlimited number of Silver Standard Shares without par value. As at the close of business on April 1, 2016 there were 80,826,484 Silver Standard Shares issued and outstanding and options to acquire 3,800,176 Silver Standard Shares, with a weighted average price of C$8.59 per Silver Standard Share.
Shareholders are entitled to receive notice of, and to one vote per Silver Standard Share at, every meeting of Silver Standard Shareholders, to receive such dividends as the Board declares and to share equally in the assets of Silver Standard upon the liquidation, dissolution or winding up of Silver Standard after the creditors of Silver Standard have been satisfied.
Shareholders are entitled to receive dividends if, as and when declared by the Board. The Board has a policy of retaining earnings, if any, to finance the growth and development of Silver Standard’s business and does not intend to pay cash dividends on the Silver Standard Shares in the foreseeable future. Any return on an investment in the Silver Standard Shares will come from the appreciation, if any, in the value of the Silver Standard Shares. The payment of future cash dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

Prior Sales
The following table sets forth the issuances of Silver Standard Shares and securities convertible into Silver Standard Shares during the 12-month period prior to the date of this Circular:

Date of Issuance	Number and Type of Securities Issued	Issue/Exercise Price per Security (C$)
April 1, 2015	152,756 – Stock Options	6.11
August 14, 2015	500,000 – Stock Options	8.38
October 14, 2015	72,050 – Common Shares(1)	7.37
January 1, 2016	629,800 – Stock Options	7.17
April 1, 2016	168,200 – Stock Options	7.27

(1)	Issued in connection with the exercise of stock options.
Trading Price and Volume
The Silver Standard Shares are listed on the TSX under the symbol “SSO” and on Nasdaq under the symbol “SSRI”. The following tables set out the highest and lowest closing price and total trading volumes of the Silver Standard Shares on the TSX and Nasdaq for the periods indicated:
Toronto Stock Exchange

Year		High	Low	Volume
		(C$)	(C$)	(no. of shares)
2016	April 1	7.31	7.31	339,738
	March	8.93	7.03	16,417,165
	February	8.37	6.21	11,643,160
	January	7.39	5.49	9,266,557
2015	December	7.81	6.99	6,305,907
	November	9.04	6.49	9,483,006
	October	10.11	8.12	12,403,576
	September	8.93	7.70	6,386,217
	August	9.27	7.03	11,733,475
	July	8.14	6.95	8,364,189
	June	8.41	7.69	5,607,238
	May	7.86	6.36	6,942,285
	April	6.94	6.02	6,678,108

Nasdaq Global Market

Year		High	Low	Volume
		(US$)	(US$)	(no. of shares)
2016	April 1	5.64	5.64	1,582,270
	March	6.69	5.33	44,868,065
	February	6.04	4.44	34,135,278
	January	5.24	3.80	26,214,565
2015	December	5.83	5.03	24,472,926
	November	6.92	4.87	31,088,674
	October	7.66	6.15	37,817,723
	September	6.74	5.81	27,924,433
	August	7.08	5.32	41,773,964
	July	6.36	5.33	33,711,010
	June	6.86	6.21	25,956,349
	May	6.60	5.28	29,655,193
	April	5.77	4.79	31,269,715
The closing price of the Silver Standard Shares on April 1, 2016 on the TSX and on Nasdaq was C$7.31 and US$5.64, respectively.
Risk Factors
There are a number of risk factors that could affect Silver Standard’s business and the value of the Silver Standard Shares. For information pertaining to the outlook and conditions currently known to Silver Standard that could have a material impact on the financial condition, operations and business of Silver Standard, Shareholders should refer to the “Risk Factors” that are described in detail in the Silver Standard AIF and the Silver Standard MD&A, both of which are incorporated herein by reference.
Shareholders should carefully consider all of the information disclosed in this Circular and the documents incorporated by reference herein including the risk factors relating to the Arrangement as set forth under the section of the Circular entitled “The Arrangement – Risks Factors” and risk factors relating to the Combined Company as set forth in Schedule D.
The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive. Additional risks and uncertainties, including those currently unknown, may also adversely affect the business of Silver Standard going forward.
Probable Acquisitions
Upon the completion of the Arrangement, Silver Standard will acquire all of the issued and outstanding Claude Resources Shares. If completed, the acquisition of Claude Resources by Silver Standard will be a “significant acquisition” for purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations. Claude is a gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Claude Resources’ mineral property portfolio includes the Seabee Gold Operation located in northeastern Saskatchewan, which includes two producing underground gold mines and various exploration properties. For further details on Claude Resources, please refer to Schedule C of this Circular.

Pursuant to the terms of the Arrangement Agreement, Silver Standard will acquire all of the issued and outstanding Claude Resources Shares in consideration for 0.185 of a Silver Standard Share and C$0.001 in cash per Claude Resources Share. All of the outstanding Claude Resources Options will be exchanged for a fully vested option to acquire from Silver Standard the number of Silver Standard Shares equal to the product of (A) the number of Claude Resources Shares subject to such Claude Resources Option immediately prior to the Effective Time multiplied by (B) 0.185, provided that, if the foregoing would result in the issuance of a fraction of a Silver Standard Share on any particular exercise of the Silver Standard Replacement Options, then the number of Silver Standard Shares otherwise issued shall be rounded down to the nearest whole number of Silver Standard Shares. On completion of the Arrangement, former Claude Resources Shareholders will hold approximately 31% of the issued and outstanding Silver Standard Shares. For further details please refer to the section of the Circular entitled “The Arrangement – Steps of the Transactions Under the Arrangement Agreement”.
The effect of the Arrangement on the financial position of Silver Standard is outlined in the unaudited pro forma combined financial statements attached as Schedule G to this Circular, which shows the effect of the Arrangement on the results of operations and financial position of Silver Standard. The pro forma combined financial statements are based on the assumption that Silver Standard will be successful in acquiring all of the Claude Resources Shares and those assumptions described in the respective notes to the Combined Company’s unaudited pro forma combined statement of financial position as at December 31, 2015 (prepared on the basis that the Arrangement has occurred on December 31, 2015) and combined statement of loss for the year ended December 31, 2015 (prepared on the basis that the Arrangement has occurred on January 1, 2015). The material assumptions required to construct the pro forma financial information are set forth in the notes to the pro forma combined financial statements contained in Schedule G to this Circular.
The Effective Date is anticipated to occur on or about May 31, 2016.
Auditor and Transfer Agent
The auditor of Silver Standard is PwC. PwC has advised that it is independent with respect to Silver Standard in accordance with the CPA Code of Professional Conduct and within the meaning of PCAOB Rule 3520, Auditor Independence.
The transfer agent and registrar for the Silver Standard Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.

SCHEDULE “C”
INFORMATION CONCERNING CLAUDE RESOURCES
Certain capitalized terms used in this Schedule C are defined in Schedule A to this Circular. This Schedule C is qualified in its entirety by, and should be read together with, the detailed information contained or referred to elsewhere, or incorporated by reference, in the Circular and applicable Schedules.
Name and Incorporation
Claude Resources is a gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Claude Resources is governed by the Canada Business Corporations Act (“CBCA”).
Claude Resources’ mineral property portfolio includes the Seabee Gold Operation, which includes two producing gold mines and various exploration properties located at Laonil Lake, Saskatchewan, approximately 125 kilometres northeast of La Ronge, Saskatchewan. The Seabee Gold Operation has been in operation and produced over 1,100,000 ounces of gold since December 1991. Claude Resources also owns 100 percent of the Amisk Gold Property, located in the province of Saskatchewan, 20 kilometres southwest of Flin Flon, Manitoba, which covers an area of 40,400 hectares. The management of Claude Resources considers the Amisk Gold Property and the Seabee Gold Operation to be Claude Resources’ only material properties for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
For more information on the Seabee Gold Operation see the section entitled “Mineral Properties” in Claude Resources’ Annual Information Form dated March 29, 2016 (“Claude Resources’ AIF”) and the technical report entitled “Mineral Resource and Mineral Reserve Estimate Seabee Gold Operation, Saskatchewan, Canada, 2012 Year End, NI 43-101 Technical Report” dated December 23, 2013 prepared by Brian Skanderbeg, P.Geo., who is a full time employee of Claude Resources and has sufficient experience to qualify as a Qualified Person as defined by NI 43-101, available under Claude’s profile on SEDAR at www.sedar.com. For more information on the Amisk Gold Property see the section entitled “Mineral Properties” in Claude Resources’ AIF and the technical report entitled “Mineral Resource Evaluation, Amisk Gold Project, Saskatchewan, Canada” dated March 31, 2011, prepared by Sebastien Bernier, P.Geo., Glen Cole, P.Geo., and Dominic Chartier, P.Geo., each of whom is a Qualified Person as defined by NI 43-101 available under Claude Resources’ profile on SEDAR at www.sedar.com.
Claude Resources is a reporting issuer in all of the provinces of Canada and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available on Claude Resources’ profile on SEDAR at www.sedar.com.
The address of Claude Resources’ registered office is 1500, 410 – 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6.  Its principal executive office is located at 200, 219 Robin Crescent, Saskatoon, Saskatchewan, S7L 6M8.
The Claude Resources Shares are listed on the TSX under the symbol “CRJ”, and on the OTCQB marketplace in the U.S. under the symbol “CLGRF”.
Intercorporate Relationships
Claude Resources amalgamated effective January 1, 2015, with its then subsidiary St. Eugene Mining Corporation Limited. The amalgamated company carries on business under the name Claude

Resources Inc. and is governed by the CBCA. Claude Resources has two wholly-owned subsidiary corporations: 4158849 Canada Ltd. and Madsen Gold Corporation, both incorporated pursuant to the CBCA.

Documents Incorporated by Reference
Information has been incorporated by reference in this Schedule C from documents filed with the applicable securities commissions or similar regulatory authorities in Canada (the "Canadian Securities Authorities"). Copies of the documents incorporated herein by reference may be obtained upon request without charge from Claude Resources’ Manager of Investor Relations, Marc Lepage, telephone: (306) 668-7501 email: ir@clauderesources.com and are also available electronically under Claude Resources' profile on the SEDAR website at www.sedar.com.
The following documents of Claude Resources, filed by Claude Resources with the Canadian Securities Authorities, are specifically incorporated by reference into and form an integral part of this Schedule C:

(a)	AIF dated March 29, 2016 for the financial year ended December 31, 2015;

(b)	audited annual consolidated financial statements dated March 29, 2016 for the year ended December 31, 2015;

(c)	management’s discussion and analysis dated March 29, 2016 for the year ended December 31, 2015;

(d)	management information circular dated April 1, 2016 prepared in connection with the special meeting of shareholders to be held on May 18, 2016; and

(e)
the material change report dated March 10, 2016 announcing that Claude Resources and Silver Standard had entered into an arrangement agreement, whereby Silver Standard will acquire all of the outstanding Claude Resources Shares.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by Claude Resources with the Canadian Securities Administrators subsequent to the date of the Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Schedule C.
Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein is not incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Schedule C; rather only such statement as so modified or superseded shall be considered to constitute part of this Schedule C.
Consolidated Capitalization
There have not been any material changes in the share and loan capital of Claude Resources, on a consolidated basis, since December 31, 2015, the date of Claude Resources’ most recently filed financial statements.
Claude Resources Shares
Claude Resources is authorized to issue an unlimited number of Claude Resources Shares, each without par value. As of the close of business on April 1, 2016, 197,671,447 Claude Resources Shares were issued and outstanding, and an aggregate of up to 8,105,687 Claude Resources Shares were issuable upon the exercise of options. All outstanding Claude Resources Shares have been duly authorized and validly issued, are fully paid and nonassessable, and all Claude Resources Shares issuable upon the exercise of options in accordance with their terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights.
Claude Resources Shares entitle the holders thereof to the right to receive notice of, attend, and vote at, meetings of the shareholders of Claude Resources. Each Claude Resources Share entitles the holder thereof to one vote. Holders of Claude Resources Shares are also entitled to receive any dividends declared and payable by Claude Resources to holders of Claude Resources Shares. In the event of the dissolution, liquidation or winding up of Claude Resources, whether voluntary or involuntary, or any other distribution of assets of Claude Resources among its shareholders for the purpose of winding up its affairs, the holders of the Claude Resources Shares shall be entitled to receive the remaining property and assets of Claude Resources. The Claude Resources Shares do not carry any pre-emptive, subscription, redemption or conversion rights. Provisions as to the modification, amendment or variation of the rights attached to the Claude Resources Shares are contained in Claude Resources’ articles, by-laws and the CBCA. Claude Resources Shares do not have any provisions requiring a securityholder to contribute additional capital. Generally speaking, substantive changes to the authorized share structure require the approval of the shareholders of Claude Resources by special resolution (at least two-thirds of the votes cast).
Prior Sales
The following table summarizes the Claude Resources Shares and all securities convertible or exchangeable into Claude Resources Shares issued by Claude Resources during the 12-month period preceding the date of the Circular:

Common Shares

Date of Issuance	Number of Common Shares Issued	Price per Common Share (C$)	Reason for Issuance
April 9, 2015	8,334	0.24	Option exercise
April 13, 2015	121,667	0.47	Option exercise
April 17, 2015	17,123	0.32	Option exercise
April 22, 2015	134,664	0.56	Land acquisition
May 12, 2015	29,220	0.17	Option exercise
May 12, 2015	30,523	0.17	Option exercise
June 5, 2015	25,750	0.17	Option exercise
June 10, 2015	27,300	0.17	Option exercise
June 10, 2015	29,000	0.17	Option exercise
June 23, 2015	23,648	0.17	Option exercise
July 8, 2015	73,529	0.68	Land acquisition
October 6, 2015	25,000	0.25	Option exercise
October 8, 2015	3,333	0.21	Option exercise
October 23, 2015	63,543	0.21	Option exercise
November 20, 2015	303,000	0.47	Option exercise
January 11, 2016	50,000	0.72	Option exercise
January 14, 2016	1,996,648	0.34	ESPP(1)
January 19, 2016	50,000	0.65	Option exercise
January 27, 2016	8,334	0.19	Option exercise
February 3, 2016	20,694	0.32	ESPP(1)
February 29, 2016	16,666	0.37	Option exercise
March 8, 2016	100,000	0.64	Option exercise
March 17, 2016	152,400	0.47	Option exercise

(1)	Issued pursuant to the Claude Resources’ Employment Share Purchase Plan (ESPP).
Stock Options

Date of Grant	Number of Stock Options Granted	Exercise Price (C$)
April 7, 2015	649,824	0.61
May 6, 2015	410,203	0.74
November 2, 2015	75,000	0.72
November 6, 2015	12,500	0.72
November 24, 2015	5,489	0.72

Trading Price and Volume
The Claude Resources Shares are listed on the TSX under the symbol “CRJ”, and on the OTCQB marketplace in the U.S. under the symbol “CLGRF”. The following table shows the high and low trading prices and monthly trading volume of Claude Resources Shares on the TSX for the periods indicated:

Year		High	Low	Volume
		(C$)	(C$)	(no. of shares)
2016	April 1	1.32	1.26	530,090
	March	1.57	1.15	56,384,770
	February	1.27	0.91	20,176,234
	January	1.04	0.77	15,464,533
2015	December	0.79	0.66	15,697,131
	November	0.76	0.70	4,593,706
	October	0.82	0.61	10,274,472
	September	0.65	0.57	4,205,855
	August	0.69	0.57	7,587,807
	July	0.70	0.51	11,092,905
	June	0.71	0.63	10,445,074
	May	0.78	0.65	21,923,964
	April	0.71	0.59	10,759,787
The closing price of the Claude Resources Shares on the TSX on April 1, 2016 was C$1.32. The closing price of the Claude Resources Shares on the TSX on March 4, 2016, the last trading day prior to the announcement of the Arrangement, was C$1.27.
If the Arrangement is completed, all of the Claude Resources Shares will be owned by Silver Standard and will be delisted from the TSX, subject to the rules and policies of the TSX.
Risk Factors
In assessing the Share Issuance Resolution, Shareholders should carefully consider the risks described under the heading “Risk Factors” in Claude Resources’ AIF, which are incorporated by reference herein, together with the other information contained in, or incorporated by reference in, this Circular. Risk factors related to the business of Claude Resources will generally continue to apply following the completion of the Arrangement.
Additional risks and uncertainties, including those currently unknown, may also adversely affect the business of Claude Resources going forward. The Arrangement is also subject to certain risks, including those discussed in the Circular.
Other Material Facts
There are no other material facts other than as disclosed herein.

SCHEDULE “D”
INFORMATION CONCERNING THE COMBINED COMPANY
Terms not otherwise defined in this Schedule have the meanings given to them in Schedule A to this Circular. This Schedule is qualified in its entirety by, and should be read together with, the detailed information contained or referred to elsewhere, or incorporated by reference, in the Circular and applicable Schedules.
Overview
Following completion of the Arrangement, Claude Resources will be a wholly-owned subsidiary of Silver Standard (hereinafter referred to as the “Combined Company”). It is expected that the Combined Company will continue with the existing businesses of both Silver Standard and Claude Resources.
If the Share Issuance Resolution is approved at the Meeting, the Arrangement Resolution is approved at the Claude Resources Meeting and all the conditions to the completion of the Arrangement are satisfied or waived, at the Effective Time Claude Resources will file Articles of Arrangement to effect the Arrangement.
The articles of the Combined Company will be the same as the articles of Silver Standard. Following completion of the Arrangement, the Combined Company will continue to be governed by the BCBCA and Claude Resources will continue to be governed by the CBCA. The Combined Company’s head office and registered and records office will continue to be located at Suite 800 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1G4.
Corporate Structure
The following is a diagram of the intercorporate relationships among the Combined Company and its material subsidiaries, including their respective jurisdictions of incorporation, after completion of the Arrangement. Each of the Combined Company’s material subsidiaries is wholly-owned by the Combined Company.

Notes:

(1)	Intertrade Metals Corp. is the General Partner and the Combined Company is the Limited Partner.

(2)	Argentina branch is not a separate legal entity.
Description of Share Capital
Other than the issuance of the Share Consideration contemplated in the Arrangement and the reservation of the Silver Standard Shares that are issuable upon the exercise of the Silver Standard Replacement Options, the share capital of the Combined Company will remain unchanged as a result of completing the Arrangement.
The Combined Company’s authorized share capital will continue to consist of an unlimited number of Silver Standard Shares without par value. Shareholders of the Combined Company are entitled to receive notice of, and to one vote per Silver Standard Share at, every meeting of shareholders, to receive such dividends as the Board declares and to share equally in the assets of the Combined Company upon the liquidation, dissolution or winding up of the Combined Company after the creditors of the Combined Company have been satisfied.
Post-Arrangement Shareholdings
Assuming that no dissent rights are exercised by holders of Claude Resources Shares in respect of the Arrangement Resolution under the Arrangement, Silver Standard expects to issue up to

36,769,218 Silver Standard Shares to former shareholders of Claude Resources and will reserve approximately 1,499,552 Silver Standard Shares for issuance pursuant to the Silver Standard Replacement Options.
Following the successful completion of the Arrangement, Claude Resources will be a wholly-owned subsidiary of Silver Standard and the Combined Company expects to have approximately 117,595,702 Silver Standard Shares issued and outstanding. Existing Silver Standard Shareholders and former Claude Resources Shareholders will own approximately 69% and 31%, respectively, of the outstanding Silver Standard Shares, before and after giving effect to any dilutive securities.
To the knowledge of the directors and executive officers of Silver Standard, based on publicly available information relating to Silver Standard and Claude Resources, as of the date of this Circular and after giving effect to the Arrangement, no person will beneficially own, directly or indirectly, or exercise control or direction over, securities of the Combined Company carrying 10% or more of the voting rights attached to all outstanding Silver Standard Shares.
Consolidated Capitalization
Other than as disclosed below, there have not been any material changes to the share and loan capital of Silver Standard, on a consolidated basis, since December 31, 2015, the date of Silver Standard’s most recently filed financial statements. The following table summarizes Silver Standard’s consolidated capitalization (a) as at December 31, 2015 and (b) as at December 31, 2015 (after giving effect to the Arrangement only). The table should be read in conjunction with the financial statements of Silver Standard and Claude Resources, including the notes thereto, incorporated by reference into this Circular and the unaudited pro forma combined financial statements, including the notes thereto, attached as Schedule G to this Circular.

	As at December 31, 2015	As at December 31, 2015 (after giving effect to the Arrangement)
Description	(all dollar amounts are in thousands of U.S. dollars)
Silver Standard Shares	$707,607	$904,101
Other Reserves	$(54,805)	$(50,911)
Equity Component of Convertible Notes	$68,347	$68,347
Retained (deficit)	$(237,966)	$(281,179)
Shareholders’ Equity	$447,183	$640,358
Dividends
Shareholders of the Combined Company will be entitled to receive dividends if, as and when declared by the Board. The Board has a policy of retaining earnings, if any, to finance the growth and development of Silver Standard’s business and does not intend to pay cash dividends on the Silver Standard Shares in the foreseeable future. Any return on an investment in the Silver Standard Shares will come from the appreciation, if any, in the value of the Silver Standard Shares. The payment of future cash dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

Description of Material Properties
Following the completion of the Arrangement, the three principal properties of the Combined Company will be the Marigold mine, located in Nevada, U.S., the Pirquitas mine, located in Jujuy Province, Argentina and the Seabee Gold Operation, located in Saskatchewan, Canada. For further information regarding such properties see “Information Concerning Claude” and “Information Concerning Silver Standard”, which are attached as Schedule C and Schedule B, respectively.
Directors of the Combined Company
On the Effective Date, it is anticipated that the board of directors of the Combined Company will be comprised of all of the current directors of Silver Standard and one nominee from Claude Resources’ current board of directors. As of the date hereof, the Board has not confirmed the nominee from Claude Resources’ board of directors that will be appointed to the Board and will make this determination prior to the Effective Date.
Directors will be appointed to the Audit Committee, the Compensation Committee, the Safety and Sustainability Committee and the Corporate Governance and Nominating Committee of the Combined Company following completion of the Arrangement in accordance with regulatory guidelines.
The term of the directors expires annually at the time of the Combined Company’s next annual general meeting or until a successor is elected or appointed or if he or she otherwise ceases to be a director in accordance with the articles of the Combined Company or with the provisions of the BCBCA.
Executive Officers of the Combined Company
On the Effective Date, it is contemplated that the senior officers of the Combined Company will include Paul Benson (President and CEO), Gregory J. Martin (Senior Vice President and Chief Financial Officer), Alan N. Pangbourne (Chief Operating Officer), W. John DeCooman (Vice President, Business Development and Strategy), Jonathan Gilligan (Vice President, Technical and Project Development), Kelly Stark-Anderson (Vice President, Legal and Corporate Secretary) and Nadine Block (Vice President, Human Resources). The biographies of each of these individuals are set out below:

Paul Benson
Mr. Benson serves as Silver Standard’s President and Chief Executive Officer and a member of our Board of Directors. He has been employed at Silver Standard since August 2015 and brings to the company 30 years of experience in various technical and business capacities. Most recently, Mr. Benson was CEO and Managing Director of Troy Resources Limited. Prior to that, for 20 years he held a number of executive and operating roles in Australia and overseas with BHP Billiton, Rio Tinto, and Renison Goldfields. Mr. Benson holds a Bachelor of Science in Geology and Exploration Geophysics and a Bachelor of Engineering in Mining, both from the University of Sydney. He also earned a Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia and a Sloan Masters of Science in Management from the London Business School.

Gregory J. Martin
Mr. Martin has served as Silver Standard’s Senior Vice President and Chief Financial Officer since January 2012. Before joining Silver Standard, Mr. Martin served as Vice President, Business Development and Treasurer for NovaGold Resources Inc. Prior to that Mr. Martin held executive financial roles with Finning International Inc., Zincore Metals Inc. and Placer Dome Inc. Mr. Martin is a Certified General Accountant, CGA, holds an MBA from the University of Western Ontario's Ivey School of Business and is a graduate of the University of British Columbia with a B.A.Sc. in Civil Engineering.

Alan N. Pangbourne
Mr. Pangbourne is Silver Standard’s Chief Operating Officer. Previously, he held the positions of Senior Vice President, Operations and Senior Vice President, Projects with Silver Standard. Before joining Silver Standard, Mr. Pangbourne was the Vice President Projects, South America, at Kinross Gold Corporation. Prior to this, he held a number of senior project and operational roles at BHP Billiton, including President and Chief Operating Officer of Cerro Matoso, BHP Billiton's nickel business in Colombia. He was also the Projects Director for BHP Billiton's Uranium Division, which includes the Olympic Dam Expansion, and Project Manager for BHP Billiton's Spence copper project in Chile. Mr. Pangbourne holds a Bachelor of Applied Science (Extractive Metallurgy) and a Graduate Diploma in Mineral Processing from the Western Australian School of Mines.

W. John DeCooman
Mr. DeCooman's experience prior to joining Silver Standard in 2009 includes over 15 years of mining project finance and advisory responsibilities at Candente Resource Corporation, Deutsche Bank, Alex Brown and Standard Bank, as well as corporate positions in finance, business development and exploration. Mr. DeCooman holds a Bachelor of Science degree from The Pennsylvania State University and a Master of Science degree from the Colorado School of Mines.

Jonathan Gilligan
Dr. Gilligan is our Vice President, Technical and Project Development and has 30 years’ experience in the mining industry. Prior to joining Silver Standard, Dr. Gilligan was Director and Principal Consultant of J M Gilligan Consulting Pty, Ltd. in Australia, providing strategic and technical mining-related professional services to the mining industry in the fields of exploration, resource development, capital project studies and mine operations evaluation. Previous to this, Dr. Gilligan held progressively senior roles with BHP Billiton including Vice President – Special Projects, Project Director – Mine Autonomy Project, Deputy Project Director – Olympic Dam Expansion, Manager Operations – Escondida Norte and Manager Geology – Escondida. Dr. Gilligan obtained his B.Sc. (Hons.) in Geology from the University College London and his Ph.D. in Economic Geology from Southampton University.

Kelly Stark-Anderson
Ms. Stark-Anderson has over 20 years of experience as a lawyer. Before joining Silver Standard, she ran a law firm providing corporate secretarial, governance and securities compliance services to public, private and crown entities. Prior to starting her own firm, Ms. Stark-Anderson held progressively senior in-house counsel positions with the Spectra Energy group of companies. She also practiced law with Blake, Cassels & Graydon LLP in the firm's Toronto, Calgary and Vancouver offices. Ms. Stark-Anderson obtained her Bachelor of Laws from the University of Toronto and a Bachelor of Arts, Honours Economics from the University of Calgary. Ms. Stark-Anderson volunteers as the Chair of the Board of Diving Plongeon Canada, the national governing body for the sport of springboard and tower diving.

Nadine Block
Ms. Block has served as Silver Standard’s Vice President, Human Resources since July 2014. Before joining Silver Standard, she provided HR consulting services to various mining organizations as well as other industries including specialty food and manufacturing. Prior to her HR consulting, Ms. Block was Vice President, Human Resources for Quadra FNX Mining, Vice President, Human Resources for Pan American Silver, and Senior Vice President, Human Resources for Finning International. Ms. Block holds an MBA from McGill University and is a graduate of the University of British Columbia with a Bachelor of Arts in psychology.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions
To the best of Silver Standard’s knowledge, except as disclosed below, none of the proposed directors of the Combined Company is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity:

•
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

•
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

•
became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, within a year of that person ceasing to act in that capacity.

Mr. Paterson was a director of a private company, Propex Inc., which filed for bankruptcy protection under Chapter 11 of the US Bankruptcy Code in 2008.
Mr. Anglin was a director of EmberClear Corp. (“EmberClear”) until September 8, 2014. EmberClear was the subject of cease trade orders issued by each of the Alberta Securities Commission, British Columbia Securities Commission and Ontario Securities Commission on October 30, 2014, November 5, 2014 and November 17, 2014, respectively. The cease trade orders were issued due to EmberClear’s failure to file annual audited financial statements for the year ended June 30, 2014 and the related management's discussion and analysis. The cease trade orders against EmberClear were revoked in January, 2015.
To the best of Silver Standard’s knowledge, none of the proposed directors has, within the last ten years:

•	become bankrupt,

•	made a proposal under any legislation relating to bankruptcy or insolvency,

•	become subject to or instituted any proceedings, arrangement or compromise with creditors, or

•	had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best of Silver Standard’s knowledge, none of the proposed directors has been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority.
Shareholdings of Executive Officers
As at the date of this Circular, after giving effect to the Arrangement, the proposed executive officers of the Combined Company, as a group, will beneficially own, or control or direct, directly or indirectly, 40,553 Silver Standard Shares, representing 0.05% of the issued and outstanding Silver Standard Shares (on a non-diluted basis) assuming no options or warrants are exercised.
Combined Company Selected Unaudited Pro Forma Combined Financial Information
The selected unaudited pro forma combined financial information set forth below should be read in conjunction with Silver Standard’s unaudited pro forma combined financial statements and the accompanying notes thereto attached as Schedule G to this Circular. The unaudited pro forma combined statement of financial position has been prepared from the December 31, 2015 audited annual consolidated statements of financial position of Silver Standard and the December 31, 2015 audited consolidated statements of financial position of Claude Resources and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on December 31, 2015. The pro forma combined statement of loss for the year ended December 31, 2015 has been prepared from the audited consolidated statements of loss of Silver Standard for the year ended December 31, 2015 and the audited consolidated statements of income of Claude Resources for the year ended December 31, 2015, and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2015.
The summary unaudited pro forma combined financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below.
The unaudited pro forma combined financial statements are based on certain assumptions and adjustments. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma combined financial statements of the Combined Company and the accompanying notes included in Schedule G to the Circular.

(in thousands of U.S. Dollars)	As at December 31, 2015
Pro-Forma Statement of Financial Position:
Total current assets	$512,709
Total assets	$1,143,379
Total current liabilities	$146,304
Total liabilities	$503,021
Total equity	$640,358
(in thousands of U.S. Dollars, except for per share amounts)	Twelve months ended December 31, 2015
Total revenues	$459,516
Income from mine operations	$41,820
Net income (loss)	($115,859)
Basic earnings (loss) per share	($0.99)
Diluted earnings (loss) per share	($0.99)
Risk Factors
The risk factors relating to the Combined Company are not expected to differ significantly from the risk factors applicable to Silver Standard’s and Claude Resources’ individual businesses, which are discussed in greater detail in Schedule B and Schedule C, respectively, of this Circular. These risk factors include certain risks relating to the Arrangement, which are discussed in greater detail in the Circular under “The Arrangement – Risk Factors”.
Stock Exchange Listings
Shortly after the Effective Date, it is expected that the Combined Company will delist the Claude Resources Shares from the TSX and will cause Claude Resources to cease to be a reporting issuer under the laws of each of the provinces of Canada. The Silver Standard Common Shares will continue to be listed on the TSX under the symbol “SSO” and on Nasdaq under the symbol “SSRI”.
Auditor and Transfer Agent
The auditor of the Combined Company will continue to be PricewaterhouseCoopers LLP, Chartered Professional Accountants.
The transfer agent and registrar of the Combined Company will continue to be Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.

SCHEDULE “E”
SHARE ISSUANCE RESOLUTION

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

A.
Silver Standard Resources Inc. (“Silver Standard”) is hereby authorized to issue such number of common shares in the capital of Silver Standard Resources Inc. (the “Silver Standard Shares”) as is necessary to allow Silver Standard to acquire 100% ownership of Claude Resources Inc. (“Claude Resources”) pursuant to the plan of arrangement (the “Arrangement”) in accordance with an arrangement agreement between Silver Standard and Claude Resources dated March 7, 2016, as amended by an amending agreement dated March 30, 2016 (the “Arrangement Agreement”), all as more particularly described and set forth in the management information circular of Silver Standard dated April 1, 2016 (the “Circular”), including, but not limited to, the issuance of Silver Standard Shares upon the exercise of options of Silver Standard granted in exchange for options of Claude Resources pursuant to the Arrangement Agreement;

B.
Notwithstanding that this resolution has been duly passed by the holders of the common shares of Silver Standard, the directors of Silver Standard are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the effective time of the Arrangement, without further notice to or approval of the shareholders of Silver Standard; and

C.
Any one or more directors or officers of Silver Standard is hereby authorized, for and on behalf and in the name of Silver Standard, to execute and deliver, whether under corporate seal of Silver Standard or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

E-1

SCHEDULE “F”
FAIRNESS OPINION
(attached)

F-1

Macquarie Capital Markets Canada Ltd.

Brookfield Place 181 Bay Street
Suite 3100, P.O. Box 830
Toronto, Ontario, M5J 2T3
CANADA

Telephone +1 416 848 3500
Internet www.macquarie.com

Telephone +1 416 848 3500
Internet www.macquarie.com

MACQUARIE

March 7, 2016

STRICTLY CONFIDENTIAL

The Board of Directors
Silver Standard Resources Inc.
1055 Dunsmuir Street
Suite 800, Vancouver
British Columbia

Introduction

The Macquarie Capital division of Macquarie Capital Markets Canada Ltd. ("**Macquarie Capital**" or "**we**") understands that Silver Standard Resources Inc. (the "**Company**") and Claude Resources Inc. (the "**Target**") have entered into an arrangement agreement dated March 7, 2016 (the "**Arrangement Agreement**"), whereby Company will directly or indirectly acquire all of the issued and outstanding common shares of the Target (the "**Shares**"), including any Shares that are issued on the exercise of options or other convertible securities of the Target, pursuant to a plan of arrangement under the provisions of the *Canada Business Corporations Act*) (the "**Arrangement**").

1 THE ARRANGEMENT

Pursuant to the Arrangement, holders of the Shares (the "**Target Shareholders**") will receive C$0.001 in cash for each Share held and share consideration equal to 0.185 common shares of the Company ("**Company Shares**") for each Share held.

Completion of the Arrangement is subject to approval of the Target Shareholders and the shareholders of the Company (the "**Company Shareholders**"), court approval and various conditions, including, without limitation, receipt of all required regulatory approvals and other customary conditions. The terms of, and conditions necessary to complete, the Arrangement are set forth in the Arrangement Agreement and will be described in the management information circular of the Company (the "**Circular**") to be mailed to the Company Shareholders in connection with the special meeting of the Company Shareholders to be held to consider and, if deemed advisable, to approve the Arrangement.

2 MACQUARIE CAPITAL'S ROLE

The Company formally engaged Macquarie Capital pursuant to an engagement agreement dated November 19, 2015 (the "**Engagement Agreement**") to provide financial advisory services in connection with the Arrangement, including Macquarie Capital's opinion to the Board as to the fairness to the Company, from a financial point of

Macquarie Capital Markets Canada Ltd. is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia), and Macquarie Capital Markets Canada Ltd.'s obligations do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542. Macquarie Bank Limited does not guarantee or otherwise provide assurance in respect of the obligations of Macquarie Capital Markets Canada Ltd.

Macquarie Capital Markets Canada Ltd. 2

view, of the consideration to be delivered by the Company pursuant to the Arrangement (the "**Opinion**"). In consideration for the preparation and delivery of the Opinion, the Company will pay Macquarie Capital a fee that is not contingent upon the conclusions reached herein or completion of the Arrangement and will reimburse Macquarie Capital for its reasonable expenses. Macquarie Capital will also be entitled to a separate fee contingent upon completion of the Arrangement and is to be reimbursed for reasonable expenses in connection with the other financial advisory and professional services provided under the Engagement Agreement. In addition, pursuant to the Engagement Agreement, Macquarie Capital and its affiliates and their respective directors, officers, employees, agents and consultants are to be indemnified by the Company under certain circumstances from and against certain liabilities arising in connection with the Opinion and the financial advisory and professional services rendered to the Company and the Board.

3 CREDENTIALS OF MACQUARIE CAPITAL

Macquarie Capital is a wholly owned subsidiary of the Macquarie Group which is a diversified international provider of specialist investment, advisory, trading and financial services in select markets around the world. Macquarie Capital is a member of the Investment Industry Regulatory Organization of Canada and a member of the TSX and the TSX Venture Exchange. Macquarie Capital's advisory services include the areas of mergers, acquisitions, divestments, restructurings, fairness opinions and valuations. The Opinion expressed herein is Macquarie Capital's and has been approved by senior corporate and financial advisory professionals of Macquarie Capital who have been involved in a number of transactions involving the merger, acquisition, divestiture and valuation of publicly traded and private Canadian issuers and in providing fairness opinions in respect of such transactions.

4 INDEPENDENCE OF MACQUARIE CAPITAL

None of Macquarie Capital, its affiliates or associates, is an insider, associate or affiliate (within the meanings attributed to those terms in the *Securities Act* (British Columbia)), or a related entity of the Company, the Target or any of their respective associates or affiliates (collectively, the "**Interested Parties**"). Macquarie Capital is not acting as an advisor, financial or otherwise, to any Interested Party in connection with the Arrangement other than to the Company pursuant to the Engagement Agreement, or in connection with any other transaction. Macquarie Capital has not provided any financial advisory or financing services to an Interested Party or otherwise had a material financial interest in any transaction involving an Interested Party, in each case, within the past two years.

There are no understandings, agreements or commitments between Macquarie Capital and any Interested Party with respect to any future business dealings, however, Macquarie Capital may in the future in the ordinary course of business seek to perform financial advisory services for any one or more of them from time to time.

Macquarie Capital acts as a trader and dealer, both as principal and agent, in Canadian financial markets and, as such, may have, today, or in the future, positions in the securities of any Interested Party, and from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it received or may receive compensation. In addition, as an investment dealer, Macquarie Capital conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including with respect to an Interested Party or the Arrangement.

WS:AMER_Active:33627273:v1

Macquarie Capital Markets Canada Ltd. 3

5 SCOPE OF REVIEW

In connection with rendering this Opinion, Macquarie Capital has reviewed and relied upon, or carried out, among other things, the following:

In the case of the Company:

(a) the annual reports of the Company for the periods ended December 31, 2014 and December 31, 2015;

(b) audited annual financial statements of the Company as at and for the years ended December 31, 2014 and December 31, 2015, together with management's discussion & analysis of financial condition and operating results for each such financial period;

(c) unaudited financial statements of the Company as at and for the interim periods ended March 31, 2015, June 30, 2015 and September 30, 2015, together with management's discussion & analysis of financial condition and operating results for each such interim periods;

(d) the management information circular of the Company in respect of the annual and special meeting of the Company Shareholders held on May 13, 2015;

(e) the annual information form of the Company dated March 24, 2015 for the year ended December 31, 2014;

(f) the NI 43-101 Technical Report for the Marigold Mine, Nevada dated November 19, 2014;

(g) the NI 43-101 Technical Report for the Pirquitas Mine, Argentina dated December 23, 2011;

(h) the NI 43-101 Technical Report for the Pitarrilla Project, Mexico dated December 14, 2012;

(i) the NI 43-101 Technical Report for the San Luis Project, Peru dated June 4, 2010;

(j) the NI 43-101 Technical Report for the Diablillos Project, Argentina dated July 27, 2009;

(k) the news release dated March 7, 2016 with respect to Arrangement;

(l) certain internal financial information, and financial and operational analysis, projections and models prepared by, or on behalf of the Company, relating to its business;

(m) a certificate of representation as to certain factual matters dated the date hereof, addressed to Macquarie Capital provided by senior officers of the Company; and

(n) other public information relating to the business and financial condition of the Company and other selected public mining companies Macquarie Capital considered relevant.

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Macquarie Capital Markets Canada Ltd. 4

In the case of the Target:

(a) the annual reports of the Target for the periods ended December 31, 2013 and December 31, 2014;

(b) audited annual financial statements of the Target as at and for the years ended December 31, 2013 and December 31, 2014, together with management's discussion & analysis of financial condition and operating results for each such financial period;

(c) the NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, dated December 23, 2013;

(d) unaudited financial statements of the Target as at and for the interim periods ended March 31, 2015, June 30, 2015 and September 30, 2015, together with management's discussion & analysis of financial condition and operating results for each such interim periods;

(e) the management information circular of the Target in respect of the annual and special meeting of Target Shareholders held on May 7, 2015;

(f) the annual information form of the Target dated March 26, 2015 for the year ended December 31, 2014;

(g) certain internal financial information, and financial and operational analysis, projections and models prepared by, or on behalf of the Target, relating to its business; and

(h) other public information relating to the business and financial condition of the Target and other selected public mining companies Macquarie Capital considered relevant.

In addition to the information detailed above, Macquarie Capital has further reviewed, considered and relied upon, among other things, the following:

a) a draft of the Arrangement Agreement;

b) information with respect to selected precedent merger and acquisition transactions Macquarie Capital considered relevant; and

c) other information, analysis, investigations and discussions as Macquarie Capital considered relevant and appropriate in the circumstances.

Macquarie Capital did not meet with the auditors of the Company or the Target and has assumed the accuracy and fair presentation of the audited and unaudited financial statements of the Company and the Target, and, as applicable, the reports of the auditors thereon. Macquarie Capital did not meet with the authors of the technical reports of the Company or the Target and has assumed the accuracy and fair presentation of the technical reports of the Company and the Target.

Macquarie Capital has not, to its knowledge, been denied access to any information requested.

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Macquarie Capital Markets Canada Ltd. 5

6 ASSUMPTIONS AND LIMITATIONS

We have relied upon and have assumed the completeness, accuracy and fair representation of all financial and other information, data, documents, materials, advice, opinions and representations obtained by us, including information relating to the Company and the Target provided to us by or on behalf of the Company and the Target and their respective affiliates or otherwise pursuant to the Engagement Agreement and including the public disclosure documents of the Company and the Target as filed on SEDAR, and this Opinion is conditional upon such completeness, accuracy, and fairness. We have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions or representations. Senior officers of the Company have represented to Macquarie Capital, in a certificate dated as at March 6, 2016, among other things, that to the best of their knowledge after due inquiry, with the exception of certain forecasts, projections or estimates, (i) the information, data, opinions, representations and other materials (oral or written) (collectively referred to as the "**Information**") provided to Macquarie Capital by or on behalf of the Company or, to the best of the Company's knowledge, the Target, was at the dates the Information was provided and is at the date hereof true, complete and correct and not misleading in light of the circumstances under which they were made or presented and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided; and (ii) since the dates on which the Information was provided, there has been no material change (as such term is defined in the *Securities Act* (British Columbia) or new material fact, financial or otherwise, relating to the Arrangement, the financial condition, assets, liabilities (contingent or otherwise), business, affairs, operations or prospects of the Company or, to the best of the Company's knowledge, the Target or any of their respective subsidiaries, associates or affiliates or any change in any material fact or in any material element of any of the Information, or new material fact, any of which is of a nature as to render any portion of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on this Opinion.

With respect to the operating and financial projections of the Company or the Target which were furnished to us, we have assumed that such projections have been reasonably prepared by the Company or the Target, as applicable, on bases reflecting the best currently available estimates and good faith judgments by management of the Company or the Target, as applicable, of the future competitive, operating and regulatory environments and related financial performance of the Company or the Target, as applicable. We express no view as to any such financial projections or the assumptions on which any of them are based.

For purposes of rendering this Opinion, we have assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement without waiver or amendment. The Arrangement is subject to a number of conditions outside the control of any party involved in the Arrangement and Macquarie Capital has assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering this Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or

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Macquarie Capital Markets Canada Ltd. 6

waived or that the Arrangement will be implemented within the time frame expected by the Company and the Target.

In addition, we have assumed that neither the Company nor the Target will incur any material liability or obligation, or lose any material rights, as a result of completion of the Arrangement and that the procedures being followed to implement the Arrangement are valid and effective, and in accordance with applicable laws and that the disclosure of the Company, the Target and the Arrangement in any disclosure documents will be accurate and will comply with the requirements of applicable laws.

This Opinion is rendered on the basis of market, economic, financial and general business and other conditions prevailing as at the date hereof, and the Information made available to Macquarie Capital as at the date hereof. In rendering this Opinion, Macquarie Capital has assumed that there are no undisclosed material facts relating to the Company or the Target or their respective businesses, operations, capital or future prospects. Any changes therein may affect this Opinion and, although we reserve the right to change, withdraw or supplement this Opinion in such event or in the event that subsequent developments affect this Opinion, we disclaim any obligation to advise any person of any change that may come to our attention or to update, revise or reaffirm this Opinion after the date hereof.

In its analyses and in connection with the preparation of this Opinion, Macquarie Capital made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While in the opinion of Macquarie Capital, our assumptions used in preparing this Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

Macquarie Capital believes that the analyses and factors considered in arriving at this Opinion must be considered as a whole and are not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at this Opinion, Macquarie Capital has not attributed any particular weight to any specific analyses or factor but rather based this Opinion on a number of qualitative and quantitative factors deemed appropriate by Macquarie Capital based on Macquarie Capital's experience in rendering such opinions.

Macquarie Capital has not been asked to pass upon, and expresses no opinion with respect to, any matter other than whether, as of the date hereof, the consideration to be delivered by the Company pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders. Macquarie Capital has not been engaged to prepare, and has not prepared, a valuation or appraisal of the Company or the Target or any of their respective assets, securities or liabilities (contingent or otherwise), nor have we been furnished with any such valuations appraisals, nor have we evaluated the solvency or fair value of the Company or the Target under any applicable laws relating to bankruptcy, insolvency or similar matters, and this Opinion should not be construed as such. Furthermore, this Opinion is not, and should not be construed as, advice as to the price at which the Shares or any Company Shares received in exchange therefor may trade at any future date (whether before or after the completion of the Arrangement). In addition, this Opinion does not address the overall fairness of the Arrangement to the holders of any class of securities, creditors or other constituencies of the Company, or the

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Macquarie Capital Markets Canada Ltd. 7

fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors, consultants or employees of the Company or the Target in their capacities as such and in connection with the Arrangement. This Opinion does not address the relative merits of the Arrangement as compared to other business or financial strategies that might be available to the Company or any other party to the Arrangement, nor does it address the underlying business decision of the Company, or any other party to the Arrangement, to engage in the Arrangement. We were not engaged to review any legal, regulatory, tax or accounting aspects of the Arrangement and, accordingly, express no view thereon and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, tax and accounting matters.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of Investment Industry Regulatory Organization of Canada ("**IIROC**") but IIROC has not been involved in the preparation or review of this Opinion.

7 CONCLUSION

Based upon and subject to the foregoing and such other matters as Macquarie Capital considers relevant, it is Macquarie Capital's opinion that, as of the date hereof, the consideration to be delivered by the Company pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders.

This Opinion is not, and is not intended to be, a recommendation to Company Shareholders as to how to vote at the Meeting. This Opinion has been provided solely for the use of the Board for the purposes of its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of Macquarie Capital. This Opinion shall not be reproduced, disseminated, quoted from or referred to (in whole or in part) and no public reference to Macquarie Capital Markets Canada Ltd. or its affiliates relating to the Arrangement or this Opinion shall be made without the express prior written consent of Macquarie Capital, except that we consent to the inclusion of the complete text of this Opinion and to appropriate references to, or summaries of, this Opinion, subject to our review to our satisfaction of the final form and context of such disclosures, in the Circular or other form of document(s) required to be mailed to the Company Shareholders in connection with the Arrangement.

Yours sincerely,

Macquarie Capital Markets Canada Ltd.

Macquarie Capital Markets Canada Ltd.

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SCHEDULE “G”
PRO FORMA FINANCIAL STATEMENTS
(attached)

G-1

Silver Standard Resources Inc.

Pro Forma Combined Financial Statements

December 31, 2015

(unaudited)

1

Silver Standard Resources Inc.

Pro Forma Combined Statement of Financial Position

As at December 31, 2015

(expressed in thousands of United States dollars - unaudited)

	Silver Standard Resources Inc.	Claude Resources Inc. (note 3(f))	Adjustments			Pro Forma Combined
			Pro forma	Purchase price allocation	Notes	
	$	$	$	$		$
Current assets						
Cash and cash equivalents	211,862	26,740	—	(150)	3(a)	228,894
			—	(2,136)	3(a)	
			(209)	—	3(a)	
			(7,213)	—	3(b)	
Trade and other receivables	36,733	359	—	—		37,092
Marketable securities	88,184	326	—	420	3(f)(i)	88,930
Inventory	135,976	16,616	—	1,222	3(f)(ii)	153,814
Other	3,979	—	—	—		3,979
	476,734	44,041	(7,422)	(644)		512,709
Non-current assets						
Property, plant and equipment	348,712	96,325	—	161,974	3(f)(iii)	584,439
			(22,572)	—	3(d)(i)	
Income tax receivable	18,243	—	—	—		18,243
Value added tax receivable	20,792	—	—	—		20,792
Other	7,196	—	—	—		7,196
Total assets	**871,677**	**140,366**	**(29,994)**	**161,330**		**1,143,379**
Current liabilities						
Trade and other payables	53,352	6,623	—	—		59,975
Provisions	78,226	—	—	—		78,226
Debt	4,273	3,613	—	217	3(f)(vi)	8,103
	135,851	10,236	—	217		146,304
Non-current liabilities						
Deferred income tax liabilities (assets)	29,026	(3,206)	(8,352)	66,230	3(f)(iv)	83,698
Provisions	51,532	5,091	—	(1,624)	3(f)(v)	54,999
Debt	208,085	9,762	—	173	3(f)(vi)	218,020
Total liabilities	**424,494**	**21,883**	**(8,352)**	**64,996**		**503,021**
Shareholders' equity						
Share capital	707,607	144,540	(144,540)	—	3(c)	904,101
			—	196,703	3(a)	
			(209)	—	3(a)	
Other reserves	(54,805)	5,761	(5,761)	—	3(c)	(50,911)
			—	3,894	3(a)	
Equity component of convertible notes	68,347	—	—	—		68,347
Retained (deficit)	(273,966)	(31,818)	31,818	—	3(c)	(281,179)
			(7,213)	—	3(b)	
Total shareholders' equity attributable to our shareholders	**447,183**	**118,483**	**(125,905)**	**200,597**		**640,358**
Total liabilities and equity	**871,677**	**140,366**	**(134,257)**	**265,593**		**1,143,379**

The accompanying notes are an integral part of the pro forma combined financial statements

2

2

Silver Standard Resources Inc.

Pro Forma Combined Statement of Loss

For the year ended December 31, 2015

(expressed in thousands of United States dollars, except per share amounts - unaudited)

	Silver Standard Resources Inc.	Claude Resources Inc. (note 5)	Pro Forma Adjustments	Notes	Pro Forma Combined
	$	$	$		$
Revenue	**375,322**	**84,194**	—		**459,516**
Cost of sales	(356,482)	(53,082)	(8,132)	3(f)(iii)	(417,696)
Income from mine operations	**18,840**	**31,112**	**(8,132)**		**41,820**
General and administrative expenses	(22,341)	(6,275)	—		(28,616)
Exploration, evaluation and reclamation expenses	(19,141)	—	(746)	3(d)(i)	(19,887)
Impairment charges	(48,421)	—	—		(48,421)
Operating (loss) income	**(71,063)**	**24,837**	**(8,878)**		**(55,104)**
Interest earned and other finance income	1,280	1,873	—		3,153
Interest expense and other finance costs	(25,965)	(4,430)	—		(30,395)
Other (expense)	(6,545)	(461)	461	3(d)(ii)	(6,545)
Foreign exchange (loss)	(11,364)	—	—		(11,364)
(Loss) income before tax	**(113,657)**	**21,819**	**(8,417)**		**(100,255)**
Income tax (expense) recovery	(10,645)	3,470	(8,429)	3(e)	(15,604)
Net (loss) income and net (loss) income attributable to shareholders	**(124,302)**	**25,289**	**(16,846)**		**(115,859)**
Weighted average shares outstanding (thousands)					
Basic	80,770				117,339
Diluted	80,770				117,339
(Loss) per share					
Basic	$(1.54)				$(0.99)
Diluted	$(1.54)				$(0.99)

The accompanying notes are an integral part of the pro forma combined financial statements

3

3

Silver Standard Resources Inc.
Notes to the Pro Forma Combined Financial Statements
December 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

1. BASIS OF PRESENTATION

The unaudited pro forma combined statement of financial position and unaudited pro forma combined statement of loss as at and for the year ended December 31, 2015 (the "Pro Forma financial statements") have been prepared by the management of Silver Standard Resources Inc. ("we", "us", "our" or "Silver Standard") from our audited consolidated financial statements and the audited consolidated financial statements of Claude Resources Inc. ("Claude") for December 31, 2015, each prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and give effect to a proposed plan of arrangement under which all of the issued and outstanding shares of Claude are acquired by us as described in Note 2 (the "Arrangement"). The Pro Forma financial statements have not been adjusted to reflect any non-recurring charges directly related to pro forma events that may be incurred following completion of the proposed acquisition. The Pro Forma financial statements include the following information:

a) An unaudited pro forma combined statement of financial position as at December 31, 2015 prepared from the audited consolidated statement of financial position of Silver Standard and information derived from Claude's audited consolidated statement of financial position, both as at December 31, 2015, Claude's converted to U.S. dollars at a rate of 1.3840 Canadian dollars per U.S. dollar, and gives effect to the Arrangement as if it was completed on December 31, 2015 and giving effect to the assumptions as described in Note 3; and

b) An unaudited pro forma combined statement of loss for the year ended December 31, 2015 prepared from the audited consolidated statement of loss of Silver Standard and information derived from Claude's audited consolidated statement of income, both for the year ended December 31, 2015, Claude's converted to U.S dollars at a rate of 1.2786 Canadian dollars per U.S. dollar, and gives effect to the Arrangement as if it had occurred on January 1, 2015 and giving effect to the assumptions as described in Note 3.

The Pro Forma financial statements have been prepared for illustrative purposes only, and do not purport to represent the financial position that would have resulted had the Arrangement actually occurred on December 31, 2015 or the results of operations that would have resulted had the Arrangement actually occurred on January 1, 2015. Further, the Pro Forma financial statements are not necessarily indicative of our future financial position or results of operations as a result of the Arrangement and should be read in conjunction with the audited consolidated financial statements of both Silver Standard and Claude as at and for the year ended December 31, 2015.

The Pro Forma financial statements do not reflect any cost savings, operating synergies or enhancements that the combined company may achieve or liabilities resulting from integration planning as a result of the Arrangement. Any such savings or liabilities could be material.

The accounting policies used in the preparation of the Pro Forma financial statements are those set out in our audited consolidated financial statements as at and for the year ended December 31, 2015. In preparing the Pro Forma financial statements, a review was undertaken to identify differences between our accounting policies and those of Claude that could have a material impact on the Pro Forma financial statements. Differences identified are discussed in Note 3.

4

4

Silver Standard Resources Inc.
Notes to the Pro Forma Combined Financial Statements
December 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2. PLAN OF ARRANGEMENT

Pursuant to an arrangement agreement dated March 7, 2016, (the "Arrangement Agreement") we and Claude propose to carry out a plan of arrangement, subject to approval by the shareholders of both parties, applicable regulatory authorities and the Supreme Court of British Columbia. Under the Arrangement, we would acquire all of the issued and outstanding shares of Claude for consideration of 0.185 of a common share of Silver Standard plus C$0.001 in cash for each common share of Claude. Based upon the outstanding shares at March 28, 2016, our current shareholders and the former shareholders of Claude would own approximately 69% and 31%, respectively, of the combined company excluding any impacts relating to potential exercises of outstanding stock options.

For accounting purposes, Claude is considered a business and the provisions under IFRS 3, *Business combinations* ("IFRS 3") are being applied with the acquirer being identified as us. As a result, transaction costs incurred by us relating to the issue of equity securities relating to the combination are recorded as a component of equity while all other transaction costs are expensed as incurred. Under the acquisition method of accounting, the assets acquired and liabilities assumed are recorded at fair value with the remaining excess purchase price, if any, recorded as goodwill.

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The following pro forma adjustments and the allocation of the purchase price to the assets acquired and liabilities assumed are preliminary and subject to change. Detailed plans for combining our operations and the operations of Claude have yet to be finalized. Additional costs may be incurred due to these efforts and have not been reflected in the Pro Forma financial statements.

a) Purchase of Claude outstanding shares, stock options and other share based compensation

The total preliminary purchase price of $202,883,000 for the Arrangement was determined as follows:

Claude common shares outstanding as at March 28, 2016 (thousands)	197,671
Exchange ratio	0.185
Common shares of ours issued to Claude shareholders (thousands)	36,569
Fair value per our common share, in CAD	$7.09
Fair value of our common shares issued, in CAD	259,274
USD to CAD exchange rate	1.3181
Fair value of our common shares issued (1)	196,703
Fair value of outstanding Claude stock options assumed by us	3,894
Fair value of outstanding Claude RSUs and DSUs to be redeemed by us in cash	2,136
Share exchange cash payment of C$0.001 per Claude share (note 2)	150
Preliminary purchase price	202,883

(1) Excludes transaction costs of $209,000 associated with issuing equity instruments under the Arrangement. These costs will be paid in cash by us.

The fair value per common share of Silver Standard, in CAD, of $7.09 is the closing price on the Toronto Stock Exchange ("TSX") on March 28, 2016 and the foreign exchange rate of 1.3181 is the closing CAD to USD foreign exchange rate published by the Bank of Canada on March 28, 2016.

5

5

Silver Standard Resources Inc.
Notes to the Pro Forma Combined Financial Statements
December 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Cont'd)

Pursuant to the Arrangement and subject to the exchange ratio of 0.185, we will assume the outstanding options of Claude and the holders of Claude stock options will receive the right to acquire our common shares. The calculation of the fair values related to Claude's outstanding stock options at March 28, 2016 was prepared using the Black-Scholes option pricing model with the following assumptions: our share price of $7.09 per share; risk-free interest rates between 0.56% and 0.59%; expected stock price volatility between 43.15% and 72.34%; expected life between 0.05 years and 3.33 years and an expected dividend yield of nil.

The final purchase price for the Arrangement will be based on the closing market price of our common shares on the TSX on the closing date, which could differ materially from the closing price used in the Pro Forma financial statements. Each C$0.01 change in the market value of our common shares increases or decreases the fair value of common shares issued by approximately C$366,000.

b) Costs associated with the Arrangement

We expect various non-recurring costs to be incurred by us and Claude relating to the closing of the Arrangement. The following table is a summary of the costs expected to be incurred:

	$
Transaction costs:	
Investment banker fees	3,947
Legal, advisory, valuation and other professional fees	891
Termination costs under executive compensation agreements	1,897
Unvested RSUs to be redeemed by us on close	478
Total costs associated with the Arrangement	7,213

The transaction costs are assumed to have been settled in cash at the balance sheet date, but have been excluded from the combined statement of loss as they are presented as being incurred prior to the close of the Arrangement.

c) Elimination of historical equity accounts of Claude

These pro forma adjustments eliminate the historical equity accounts of Claude.

d) Accounting policy differences

(i) Exploration and evaluation expenditures

Claude's policy is to capitalize all costs directly related to the exploration and evaluation of mineral properties, while our policy is to expense all exploration expenditures until: (i) a Proven and/or Probable Mineral Reserve has been established that demonstrates a positive financial return, and/or where there is a history of conversion of Mineral Reserves at operating mines, and (ii) necessary permits, access to critical resources and environmental programs exist or are reasonably obtainable. Both companies follow a policy of capitalizing acquisition costs. As at December 31, 2015, we do not consider the exploration and evaluation costs attributable to the Amisk Gold property being acquired pursuant to the Arrangement would be capitalized under our accounting policy, as a Mineral Reserve has not been established. Adjustments have been made to the Pro Forma financial statements to expense the exploration and evaluation expenditures capitalized of $746,000 (C$954,000) by Claude during the year ended December 31, 2015 and to de-recognize cumulative capitalized expenditures as at December 31, 2015 of $22,572,000 (C$31,240,000).

6

6

Silver Standard Resources Inc.
Notes to the Pro Forma Combined Financial Statements
December 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Cont'd)

(ii) Financial instruments

We apply IFRS 9, *Financial Instruments: Classification and Measurement* ("IFRS 9"), to our financial instruments and this creates an accounting policy difference with respect to Claude's short term investments. Claude has classified these items as available-for-sale under IAS 39, *Financial Instruments: Recognition and Measurement*, with unrealized gains/losses being recognized in other comprehensive income ("OCI") and realized gains/losses and impairment charges being recognized in the consolidated statement of income. We classify the investments as fair value through OCI with all movements being recognized in OCI. In the year ended December 31, 2015, Claude recognized a write-down of $461,000 (C$590,000) in the consolidated statement of income that we have reclassified to OCI in the Pro Forma financial statements.

e) Impact of adjustments on deferred income taxes

Purchase price allocation impact on income tax expense The recognition of the deferred tax liability upon acquisition means that Claude would be in a net deferred tax liability position and thus a tax expense is recognized in the Pro Forma combined statement of loss for the year ended December 31, 2015 at an effective tax rate of approximately 37% on net income after all pro forma adjustments. The effective tax rate represents the combined income tax rate of 27% and the Saskatchewan mineral tax of 10%, giving rise to a tax expense of $4,959,000 for the year ended December 31, 2015.

Exploration and evaluation expenditures Claude’s policy for exploration and evaluation expenditures creates a timing difference under the liability approach to computing deferred taxes. The change in accounting policy for exploration and evaluation expenditures removes this timing difference, and the deferred tax asset has been adjusted accordingly.

Financial Instruments The deferred tax impact resulting from gains or losses on investments that Claude recorded in the income statement, would be reclassified to OCI under our accounting policy in accordance with IFRS 9. Deferred tax expense has been adjusted accordingly.

7

7

Silver Standard Resources Inc.
Notes to the Pro Forma Combined Financial Statements
December 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Cont'd)

f) Purchase price allocation

The following table uses Claude's audited consolidated statement of financial position as at December 31, 2015, converted to U.S. dollars using a rate of 1.3840 Canadian dollars per U.S. dollar and allocates the preliminary purchase price based on our preliminary estimate of the fair values after making adjustments for accounting policy differences.

	Claude carrying value	Claude carrying value	Presentation adjustment	Carrying value after presentation adjustment	Accounting policy adjustment (note 3(d))	Purchase price adjustment	Preliminary fair value
	CAD	USD	USD	USD	USD	USD	USD
	$	$	$	$	$	$	$
Current assets							
Cash and cash equivalents	**37,010**	**26,740**	**—**	**26,740**	**—**	**—**	**26,740**
Marketable securities [1]	**451**	**326**	**—**	**326**	**—**	**420**	**746**
Trade and other receivables [2]	**96**	**69**	**290**	**359**	**—**	**—**	**359**
Inventories	**22,998**	**16,616**	**—**	**16,616**	**—**	**1,222**	**17,838**
Prepaid expenses and deposits	**401**	**290**	**(290)**	**—**	**—**	**—**	**—**
	60,956	**44,041**	**—**	**44,041**	**—**	**1,642**	**45,683**
Non-current assets							
Property, plant and equipment [3]	**133,321**	**96,325**	**—**	**96,325**	**(22,572)**	**161,974**	**235,727**
Deferred income tax assets	**6,587**	**4,759**	**—**	**4,759**	**8,352**	**(13,111)**	**—**
Total assets	**200,864**	**145,125**	**—**	**145,125**	**(14,220)**	**150,505**	**281,410**
Current liabilities							
Trade and other payables [4]	**8,614**	**6,224**	**399**	**6,623**	**—**	**—**	**6,623**
Debt	**5,000**	**3,613**	**—**	**3,613**	**—**	**217**	**3,830**
Net royalty obligation	**434**	**314**	**(314)**	**—**	**—**	**—**	**—**
	14,048	**10,151**	**85**	**10,236**	**—**	**217**	**10,453**
Non-current liabilities							
Debt	**13,511**	**9,762**	**—**	**9,762**	**—**	**173**	**9,935**
Net royalty obligation	**118**	**85**	**(85)**	**—**	**—**	**—**	**—**
Provisions [5]	**7,046**	**5,091**	**—**	**5,091**	**—**	**(1,624)**	**3,467**
Deferred income tax liabilities	**2,150**	**1,553**	**—**	**1,553**	**—**	**53,119**	**54,672**
Total liabilities	**36,873**	**26,642**	**—**	**26,642**	**—**	**51,885**	**78,527**
Net assets acquired	**163,991**	**118,483**	**—**	**118,483**	**(14,220)**	**98,620**	**202,883**

(1) Shown as "short-term investments" on Claude's audited consolidated financial statements for December 31, 2015.
(2) Shown as "accounts receivable" on Claude's audited consolidated financial statements for December 31, 2015.
(3) Shown as "mineral properties" on Claude's audited consolidated financial statements for December 31, 2015.
(4) Shown as "accounts payable and accrued liabilities" on Claude's audited consolidated financial statements for December 31, 2015.
(5) Shown as "decommissioning and reclamation" on Claude's audited consolidated financial statements for December 31, 2015.

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Silver Standard Resources Inc.
Notes to the Pro Forma Combined Financial Statements
December 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Cont'd)

In arriving at the fair values of the assets acquired and liabilities assumed, we made assumptions, estimates and assessments which are in part based on publicly available information at the time the Pro Forma financial statements were prepared and in part based on an interpretation of the provisions in the Arrangement Agreement itself. The actual fair values of the assets and liabilities will be determined as of the closing date of the Arrangement and may differ materially from the amounts disclosed in the preliminary purchase price allocation set out in the table above.

The preliminary fair value adjustments are as follows:

(i) Marketable securities - reflects an adjustment to the fair value of Claude's current investments, based on the closing price of securities on March 28, 2016.

(ii) Inventory - reflects an adjustment to the carrying value of Claude's gold bullion inventory and stockpiles of broken ore to reflect the fair value as at March 28, 2016.

(iii) Property, plant and equipment - this represents an adjustment of property, plant and equipment to its fair value. This adjustment represents the excess of the purchase price over the fair value of assets being acquired and liabilities being assumed. The higher property, plant and equipment value as a result of the purchase price allocation, results in an incremental depreciation charge that is recorded in the Pro Forma combined statement of loss.

(iv) Deferred income taxes - this adjustment to deferred income taxes reflects an estimate of the tax impact of the Arrangement, in accordance with IFRS 3, on the preliminary fair value of the net assets of Claude acquired, primarily related to the temporary difference between the accounting value and the tax value that has increased as a result of the increase in the accounting value of net assets.

(v) Provisions - represents the fair value of the close down and reclamation provision assumed. The purchase price adjustment results from using a higher discount rate to determine the preliminary fair value.

(vi) Debt - represents the fair value of the current and non-current debt assumed.

4. SHARE CAPITAL

After giving effect to the pro forma adjustments described in Note 3(a), our issued and outstanding share capital would be as follows:

	Number of common shares (thousands)	$
Balance at December 31, 2015	80,826	707,607
Issued by us to acquire Claude under the Arrangement (Note 3(a))	36,569	196,703
Transaction costs associated with issuing equity instruments under the Arrangement (note 3(a))	—	(209)
Pro forma balance as at December 31, 2015	117,395	904,101

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Silver Standard Resources Inc.
Notes to the Pro Forma Combined Financial Statements
December 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

5. CONSOLIDATED STATEMENT OF INCOME OF CLAUDE

The following table translates Claude's audited consolidated statement of income for the year ended December 31, 2015 to U.S. dollars based on a rate of 1.2786 Canadian dollars per U.S. dollar.

Year ended December 31, 2015	**CAD**	**USD**
	$	**$**
Revenue	**107,651**	**84,194**
Cost of sales [(1)]	(67,871)	(53,082)
Income from mine operations	**39,780**	**31,112**
General and administrative expenses	(8,023)	(6,275)
Operating income	**31,757**	**24,837**
Finance and other income	2,395	1,873
Finance (expense)	(5,664)	(4,430)
Other (expense) [(2)]	(590)	(461)
Income before tax	**27,898**	**21,819**
Income tax recovery	4,437	3,470
Net income and net income attributable to shareholders	**32,335**	**25,289**

(1) Shown as "production costs", "production royalty", and "depreciation and depletion" on Claude's audited consolidated financial statements for the year ended December 31, 2015.

(2) Shown as "loss on short term investments" on Claude's audited consolidated financial statements for the year ended December 31, 2015.

6. PRO FORMA LOSS PER SHARE

The calculation of pro forma loss per share in the Pro Forma financial statements for the year ended December 31, 2015 is based on our weighted average number of common shares outstanding for the year ended December 31, 2015 plus the additional 36,569,000 of our common shares that would have been outstanding if the Arrangement were completed on January 1, 2015.

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SCHEDULE “H”
BOARD OF DIRECTORS CHARTER
(revised November, 2014)
PURPOSE
The Board of Directors (the "Board") has the responsibility for the stewardship of the Company and to oversee the conduct of the business of the Company. The Board's fundamental objectives are to enhance and preserve long‑term shareholder value, ensuring that the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests of its other stakeholders, such as employees, customers and communities. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the organization.
B.    COMPOSITION, PROCEDURES AND ORGANIZATION
The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board, constituting committees of the full Board and determining Director compensation. Subject to the Company’s constating documents and the British Columbia Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.
Directors are elected annually at the Company’s annual meeting of shareholders and must meet the requirements of applicable corporate laws and the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada, and stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the Nasdaq Global Market (“Applicable Laws”). The majority of the directors and the Chair shall be independent as determined by Applicable Laws.
Each director must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election other than at contested meeting. If a director is not elected by at least a majority (50% +1 vote) of the votes cast with respect to his or her election such director must immediately tender his or her resignation to the Board. The Board shall determine whether or not to accept the resignation within 90 days after the date of the relevant security holders' meeting. The Board shall accept the resignation absent exceptional circumstances and the resignation will be effective when so accepted by the Board. A director who tenders a resignation pursuant to this provision will not participate in any meeting of the Board or any sub-committee of the Board at which the resignation is considered.
The Board shall meet at least 4 times per year and may also hold additional meetings as considered necessary. The independent directors shall meet, without members of management, at each regularly scheduled meeting. The Board has developed a calendar of the activities to be undertaken by the Board for each meeting, attached as Schedule A.

C.    OUTSIDE CONSULTANTS OR ADVISORS
At the Company’s expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve a consultant’s or advisor’s fees and other retention terms.
D.    DUTIES AND RESPONSIBILITIES
The Board's principal duties and responsibilities fall into a number of categories which are outlined below.
1.    Legal Requirements

(a)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

(b)	The Board has the statutory responsibility to:
(i)    supervise the management of the business and affairs of the Company;
(ii)    act honestly and in good faith with a view to the best interests of the Company;

(iii)	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv)
act in accordance with its obligations contained in the British Columbia Business Corporations Act and the regulations thereto, the Company's constating documents, the securities legislation of each province and territory of Canada in which the Company is a reporting issuer, the applicable rules and regulations of the US Securities and Exchange Commission, the rules and regulations of stock exchanges on which is securities are listed, including without limitation the Toronto Stock Exchange and the Nasdaq Global Market, and other relevant and applicable legislation and regulations (“Applicable Laws”).

2.	Independence
The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management.

3.	Strategy Determination
The Board has the responsibility to:

(a)
at least annually, participate with management, in the development of, and ultimately approve, the Company’s strategic plan, taking into account, among other things, the opportunities and risks of the Company’s business;

(b)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(c)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(d)	approve financial and operating objectives used in determining compensation if they are different from the strategic, capital or operating plans referred to above;

(e)	approve material divestitures and acquisitions;

(f)	monitor the Company's progress towards its strategic objectives, and revise and alter its direction through management in light of changing circumstances;

(g)	conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategy and the regulatory, cultural or governmental constraints on the business; and

(h)	review, at every regularly scheduled Board meeting if feasible, recent developments that may affect the Company’s strategy, and advise management on emerging trends and issues.
4.    Financial and Corporate Issues
The Board has the responsibility:

(a)
to take reasonable steps to ensure the integrity and effectiveness of the Company's internal controls and management information systems, including the evaluation and assessment of information provided by management and others (e.g., internal and external auditors) about the integrity and effectiveness of the Company’s internal controls and management information systems;

(b)	to review operating and financial performance relative to budgets and objectives;

(c)
to approve the interim and annual financial statements and notes thereto, management’s discussion & analysis of financial condition and results of operations, the annual information form and the management information circular;

(d)	to approve the delegation of financial authority for budgeted and unbudgeted expenditures to the CEO;

(e)
upon recommendation by the Audit Committee and subject to confirmation by the shareholders of the Company at each annual meeting, to appoint the external auditors for the Company and upon recommendation by the Audit Committee, to approve the auditor’s fees for audit and interim review services; and

(f)	to approve significant contracts, transactions, and other arrangements or commitments that may be expected to have a material impact on the Company.
5.    Managing Risk
The Board has the responsibility to understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long‑term viability of the Company.
6.    Appointment, Training and Monitoring Senior Management
The Board has the responsibility:

(a)
to appoint the Chief Executive Officer (the "CEO"), to monitor and assess CEO performance against corporate and personal goals and objectives, to determine compensation for the CEO, considering the recommendations of the Compensation Committee, and to provide advice and counsel in the execution of the CEO's duties;

(b)	to approve certain decisions relating to senior officers, including:
(i)the appointment and discharge of senior officers;
(ii)compensation and benefits for senior officers;

(iii)	acceptance by the CEO of any outside directorships on public companies or any significant public service commitments; and

(iv)	employment, consulting, retirement and severance agreements, and other special arrangements proposed for senior officers;

(c)	to ensure that adequate provision has been made to train and develop management and for the orderly succession of the CEO and the other senior officers;

(d)
to the extent possible, to satisfy itself as to the integrity of the CEO and other senior officers and satisfy itself that the CEO and other senior officers are creating a culture of integrity throughout the Company.

7.    Policies, Procedures and Compliance
The Board has the responsibility:

(a)	to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b)	to approve and monitor compliance with significant policies and procedures by which the Company is operated;

(c)	to ensure the Company sets high environmental standards in its operations and is in compliance with environmental laws and legislation;

(d)	to ensure the Company has in place appropriate programs and policies for the health, safety and security of its employees in the workplace; and

(e)	to review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).
8.    Governance
The Board has the responsibility:

(a)	to appoint Board committees and delegate to those committees any appropriate powers of the Board;

(b)
to review the size and composition required of the Board and approve nominations for candidates for election to the Board, with a view to ensuring that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision-making;

(c)	to develop the Company’s approach to corporate governance; and

(d)
to review annually its charter and its performance and the performance of the Board committees, the Chair of the Board and the Chair of the committees to ensure that the Board and the committees are operating effectively.

9.    Reporting and Communication
The Board has the responsibility:

(a)
to adopt a communication or disclosure policy for the Company and ensure that the Company has in place effective communication processes with shareholders and other stakeholders (including measures to enable stakeholders to communicate with the independent directors of the Board) and with financial, regulatory and other institutions and agencies;

(b)	to ensure that the financial performance of the Company is accurately reported to shareholders, other security holders and regulators on a timely and regular basis in accordance with Applicable Laws;

(c)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles and Applicable Laws;

(d)	to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company;

(e)
to approve the content of the Company’s major communications to shareholders and the investing public, including the interim and annual financial statements and management, discussion and analysis, the management information circular (including the compensation, discussion and analysis and disclosure of corporate governance practices), the annual information form, any prospectuses that may be issued, and any significant information respecting the Company contained in any documents incorporated by reference in any such prospectuses; and

(f)	to report to shareholders on its stewardship of the affairs of the Company for the preceding year.
E.    INDIVIDUAL DIRECTORS
Each Director (i) shall act honestly and in good faith in the best interests of the Company and its shareholders and (ii) must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, each Director shall have the following responsibilities:

1.     Responsibilities of Corporate Stewardship
Each Director has the responsibility to:

(a)	represent the best interests of the Company and its shareholders, assist in the maximization of shareholder value and work towards the long-term success of the Company;

(b)	advance the interests of the Company and the effectiveness of the Board by bringing his or her knowledge and experience to bear on the strategic and operational issues facing the Company;

(c)	provide constructive counsel to and oversight of management;

(d)	respect the confidentiality of information and matters pertaining to the Company;

(e)	maintain his or her independence, generally and as defined under Applicable Laws;

(f)	be available as a resource to the Board; and

(g)	fulfill the legal requirements and obligations of a director and develop a comprehensive understanding of the statutory and fiduciary roles of a director.
2.     Responsibilities of Integrity and Loyalty
Each Director has the responsibility to:

(a)	comply with the Company’s governance policies;

(b)	disclose to the Corporate Secretary, prior to the beginning of his or her service on the Board, and thereafter as they arise, all actual and potential conflicts of interest; and

(c)
disclose to the Chair of the Board, in advance of any Board vote or discussion, if the Board or a committee of the Board is deliberating on a matter that may affect the Director’s interests or relationships outside the Company and abstain from discussion and/or voting on such matter as determined to be appropriate.

3.     Responsibilities of Diligence
Each Director has the responsibility to:

(a)	prepare for each Board and committee meeting by reading the reports, minutes and background materials provided for the meeting;

(b)
attend in person the annual meeting of the Company and attend all meetings of the Board and all meetings of committees of the Board of which the Director is a member, in person or by telephone, video conference, or other communication facilities that permit all persons participating in the meeting to communicate with each other; and

(c)
as necessary and appropriate, communicate with the Chair and with the President and CEO between meetings, including to provide advance notice of the Director’s intention to introduce significant and previously unknown information at a Board meeting.

4.     Responsibilities of Effective Communication
Each Director has the responsibility to:

(a)	participate fully and frankly in the deliberations and discussions of the Board;

(b)	encourage free and open discussion of the Company’s affairs by the Board;

(c)	establish an effective, independent and respected presence and a collegial relationship with other Directors;

(d)	focus inquiries on issues related to strategy, policy, and results;

(e)
respect the CEO’s role as the chief spokesperson for the Company and participate in external communications only at the request of, with the approval of, and in coordination with, the Chair and the CEO;

(f)	communicate with the Chair and other Directors between meetings when appropriate;

(g)	maintain an inquisitive attitude and strive to raise questions in an appropriate manner and at proper times; and

(h)	think, speak and act in a reasoned, independent manner.
5.     Responsibilities of Committee Work
Each Director has the responsibility to:

(a)	participate on committees and become knowledgeable about the purpose and goals of each committee; and

(b)	understand the process of committee work and the role of management and staff supporting the committee.
6.     Responsibilities of Knowledge Acquisition
Each Director has the responsibility to:

(a)	become generally knowledgeable about the Company’s business and its industry;

(b)	participate in Director orientation and education programs developed by the Company or other relevant organizations from time to time;

(c)	maintain an understanding of the regulatory, legislative, business, social and political environments within which the Company operates;

(d)	become acquainted with the senior officers and key management personnel; and

(e)	gain and update his or her knowledge about the Company’s facilities and visit these facilities when appropriate.

F.    BOARD CHAIR
1.Appointment of Chair
The Chair shall be appointed annually by the Board and shall have such skills and abilities appropriate to the appointment of Chair as shall be determined by the Board. The Chair shall be a duly elected member of the Board and shall, unless otherwise considered desirable and approved by the Board, be independent as defined under Applicable Laws. Where a vacancy occurs at any time in the position of Chair, it shall be filled by the Board. The Board may remove and replace the Chair at any time.
2.    Outside Consultants or Advisors
The Chair, when he or she considers it necessary or desirable, may retain, at the Company's expense, outside consultants or advisors to advise the Chair or the Board independently on any matter. The Chair shall have the authority to retain and terminate any such consultants or advisors, including authority to review the fees and other retention terms of such persons.
3.    Duties
The Chair is accountable to the Board and shall have the duties of a member of the Board as set out in applicable corporate law and in the Company’s constating documents. The Chair is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by law and as set out in these terms of reference. In particular, the Chair shall:

(a)	organize the Board to function independently of management;

(b)	promote ethical and responsible decision making, appropriate oversight of management and best practices in corporate governance;

(c)	ensure the Board has the opportunity to meet without members of management present on a regular basis;

(d)	determine, in consultation with the Board and management, the time and places of the meetings of the Board and of the annual meeting of shareholders;

(e)	manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities;

(f)	co-ordinate with management and the Corporate Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;

(g)	provide advice, counsel and mentorship to other members of the Board, the CEO and other senior officers;

(h)	preside as chair of each meeting of the Board;

(i)	preside as chair of each meeting of the shareholders of the Company;

(j)
communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board and its committees as well as to keep members up to date on all major developments concerning the Company; and

(k)
ensure the Company, and where appropriate the Board, is adequately represented at official functions and meetings with major shareholder groups, other stakeholders, financial analysts, media and the investment community.

G.    COMMITTEE CHAIRS
1.    Appointment
The Chair of each Committee shall be appointed annually by the Board. Each Committee Chair shall be a duly elected member of the Board and independent as determined pursuant to Applicable Laws. Where a vacancy occurs at any time in the position of a Committee Chair, it shall be filled by the Board. The Board may remove and replace a Committee Chair at any time.
2.    Duties
The Chair of a Committee shall lead and oversee the Committee to ensure it fulfills its mandate as set out in its terms of reference. In particular, the Chair shall:

(a)	organize the Committee to function independently of management;

(b)	ensure that the Committee has an opportunity to meet without members of management present at regular intervals;

(c)	determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;

(d)	manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;

(e)	co-ordinate with management and the secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;

(f)	provide advice and counsel to the CEO and other senior officers in the areas covered by the Committee's mandate;

(g)	preside as chair of each meeting of the Committee; and
communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.

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